ANNUAL REPORT

2025

CBRE GROUP, INC.




April 3, 2026

Dear Fellow Shareholders:

CBRE produced excellent financial results in 2025 while making significant strategic gains across our business.

We generated more than $40 billion of revenue, a record level, with both resilient[1] and transactional[1] businesses delivering better than 13% growth. Core earnings-per-share[2] also reached a new high, rising 25% to $6.38, while free cash flow[2] improved to nearly $1.7 billion.

We are poised for another strong year in 2026[3], driven by double-digit operating profit growth in our Building Operations & Experience (BOE), Advisory, and Project Management segments. As always, we are mindful of the uncertain macroeconomic backdrop and unforeseen risks that may emerge as the year unfolds.

Our most important strategic gains last year were the creation of two new business segments, BOE and Project Management, and our deeper move into critical infrastructure services.

We established BOE by combining the expertise we use to manage nearly 8.5 billion square feet of space globally with the workplace experience capabilities we acquired with the Industrious acquisition. Project Management was carved out as a separate segment after we integrated our legacy project management business into Turner & Townsend, our rapidly growing subsidiary. We now have a level of project management capability, particularly in critical infrastructure, that goes well beyond what has previously been available in our sector.

In establishing our new segments, we were guided by the strategy discussed in my last two annual shareholder letters to increase our participation in resilient and secularly favored service lines and asset classes. This has also been the motivation behind our aggressive push into the critical infrastructure space over the last two years. This effort has been accelerated by two key acquisitions.

The first was our 2024 acquisition of Direct Line, which is now part of our Data Center Solutions (DCS) business. This business delivers both whitespace and greyspace installation and maintenance services along with traditional facilities management services. The second was the November 2025 acquisition of Pearce Services, which gave us advanced technical capabilities in areas including critical power and cooling, renewable energy generation and storage, and wireless and fiber networks.

Beyond our DCS business, our extensive work for data center clients runs the gamut from sales, leasing and financing to site assemblage and asset development. All told, critical infrastructure (all our data center activities plus Pearce) accounted for about 14% of our core EBITDA[2] in 2025, up from approximately 3% in 2021. And we see considerable opportunities ahead.

CBRE has long been the leading provider of commercial real estate services and investment. We have complemented that position by now also becoming a significant provider of critical infrastructure services.

AI Impacts

Much of the work we are doing in critical infrastructure has been catalyzed by the massive investment in Artificial Intelligence (AI). We know this topic is top-of-mind for investors. I'll spend a little time on how AI impacts our business and the opportunities it creates for us.

We are using AI today in two areas: product differentiation and operational efficiency. In terms of product differentiation, AI helps us turn the huge amount of real estate data we collect– more than any company in the world– into a knowledge advantage that is comparable to the position we enjoy as the industry leader.



Regarding efficiency, we are implementing AI where it creates value that is clearly larger than what we can derive from other efficiency strategies, such as offshoring. Examples include reimagining our back-office processes and investing in tools that enable our professionals to boost their individual productivity.

Examples of differentiation include improving our research products while simultaneously reducing the resources required to produce them and enabling our building technicians to perform maintenance on a proactive, rather than reactive, basis.

We are encouraged by how AI can help us be more efficient and our products more differentiated but are also being very disciplined about targeting our investments in areas with proven return potential.

In terms of market-facing impacts, we see AI risks and opportunities in three areas of our business: transaction and investment activities, development and project management, and building operations.

We believe our transactional activities are most protected from AI disruption. Investors and occupiers engage CBRE to plan and execute complex transactions because of our creativity, strategic thinking, negotiating skills, proprietary data, deep base of market knowledge and broad relationships. This seems unlikely to be replaced by AI in the foreseeable future.

Our development and project management businesses, which entail the physical creation and improvement of assets, are also highly complex. They involve such activities as site assemblage and entitlement, strategic planning, cost analysis, knowledge of vendor capabilities and pricing, construction supervision, and negotiating skills. Because of the complex and physical nature of these activities, we believe our work in these areas is materially protected from disintermediation.

Finally, operating commercial buildings and corporate facilities inherently involves large amounts of data and is, by definition, labor intensive. AI can both enable and disintermediate the data aspects of our work, but we believe the scale and complexity of our client relationships are helpful in mitigating this risk. Further, we believe our labor-intensive activities will not be easy for AI to disintermediate.

The largest market-facing impact we see from AI, today and for the foreseeable future, is the opportunity it affords us to serve our clients' critical infrastructure needs. As noted previously, critical infrastructure work generated roughly 14% of our core EBITDA in 2025 and is growing rapidly. We are now positioned as a strong option for clients to operate and maintain their critical infrastructure, provide attractive opportunities for scarce data center services talent, and have more M&A targets to help fuel our growth.

On balance, AI will create risks and opportunities for CBRE. We are optimistic that the net impact will benefit us in the long run. Our view is supported by early empirical evidence.

Capital Deployment

We deployed approximately $2.7 billion of capital in 2025, largely for the acquisitions of Pearce and Industrious (the 60% interest we did not already own) as well as nearly $1.0 billion of share repurchases.

Despite significant capital deployment, we ended 2025 with net leverage[2] of just 1.2x and have ample capacity to continue investing.

Concluding Thoughts

The strong results we delivered in 2025, for our clients and our shareholders, would not have been possible without our talented team of professionals, now numbering more than 155,000 around the world. We strive to create conditions where our people can thrive by maintaining a values-driven culture that enables everyone to realize their full potential. Our 2025 Corporate Responsibility Report, to be published later this year, will provide more details about our people, values and culture.



We greatly appreciate your support for CBRE as we work to enhance shareholder value. I hope you can join us at our Annual Stockholders Meeting, which will be held virtually on Thursday, May 21.

Sincerely,

Robert E. Sulentic

Robert E. Sulentic
Chair & Chief Executive Officer
CBRE Group, Inc.

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(1) Resilient businesses include facilities management, project management, property management, loan servicing, recurring investment management fees, valuations and other portfolio services. Transactional businesses include property sales, leasing, mortgage origination, development fees and carried interest and incentive fees in our investment management business.

(2) These are non-GAAP financial measures. Please refer to Annex A on the last page of this Annual Report for more information and a reconciliation to GAAP measures, where applicable.

(3) Please refer to Annex A on the last page of this Annual Report for a discussion of the forward-looking statements contained in this shareholder letter.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-32205

CBRE

CBRE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3391143**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2121 North Pearl Street, Suite 300, Dallas, Texas	**75201**
(Address of principal executive offices)	(Zip Code)

(214) 979-6100

_____

(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	"CBRE"	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firms that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of Class A Common Stock held by non-affiliates of the registrant was $41.5 billion based upon the last reported sales price on the New York Stock Exchange of $140.12 for the registrant's Class A Common Stock.

As of February 10, 2026, the number of shares of Class A Common Stock outstanding was 295,158,554.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2026 Annual Meeting of Stockholders to be held May 21, 2026 are incorporated by reference in Part III of this Annual Report on Form 10-K.

CBRE GROUP, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1.   **Business.**

Company Overview

CBRE is the world's largest commercial real estate services and investments firm (based on 2025 revenue). We derive competitive advantage from our considerable scale and ability to offer integrated solutions for real estate investors and occupiers in more than 100 countries. We are global market leaders in most of our business lines and drive significant growth by helping clients optimize real estate costs, value, investment returns and workplace experiences. These capabilities, combined with our extensive knowledge platform (research, data, strategy, etc.), allow us to generate superior outcomes for our clients, which included nearly 90% of Fortune 100 companies and many of the world's largest institutional real estate investors in 2025.

Our growth opportunity is enhanced by the large and expanding total addressable market for our services. We are focused on cementing our leadership position in each of our businesses with a strategy that achieves growth across four dimensions of our business: geographies, clients, property types and services. We are committed to deploying our resources and capital in parts of our business that benefit from secular tailwinds and/or are cyclically resilient across these four dimensions. Examples of how we have expanded our participation in secularly favored and resilient businesses and enlarged our total addressable market include our acquisitions of:

- Turner & Townsend, the global project management firm, in which we hold a majority ownership interest;

- J&J Worldwide Services (now doing business as CBRE Government & Defense Services), which markedly increased the facilities-related services we provide to the U.S. federal government;

- Direct Line Global, a provider of technical facilities management services to data centers;

- Industrious National Management Company, LLC (Industrious), a flexible workplace solutions and workplace experience platform, which we fully acquired in January 2025; and

- Pearce Services, LLC (Pearce), a leading provider of advanced technical services for digital and power infrastructure, which we acquired in November 2025.

In addition, we have increased our scale in certain geographies, such as Japan and India, and asset classes that are positioned for continued growth, such as data centers. As a result, we have built a larger and more resilient services offering. Our platform – the resources and infrastructure that support our professionals and underpin our growth, such as research, marketing, data and technology – combined with our balance sheet strength, provide us access to top talent and compelling growth opportunities.

Business Segments

We serve clients and report our financial results through four business segments: Advisory Services, Building Operations & Experience, Project Management and Real Estate Investments. We also report results for a Corporate and other segment, which encompasses our platform and non-core investments.

Advisory Services

Advisory Services provides a comprehensive range of services globally, including leasing, capital markets (property sales and mortgage origination), loan servicing, and valuation. With a global network of experts that have a deep understanding of their local markets, we offer comprehensive insights and solutions across a wide range of assets, including offices, industrial and logistics, retail, multi-family and critical facilities, such as data centers, laboratories, and government facilities. Our client base is comprised of large occupiers and investors that contract for our services across multi-market portfolios as well as local market clients that we serve on a one-off basis.

We are leaders in each of our primary business lines globally (leasing, capital markets, loan servicing and valuation) and in most key local markets across the world. We leverage our platform to attract and retain top talent and provide differentiated solutions for our clients through investments in research, data, technology tools and property marketing. We also deliver end-to-end client solutions through the integration of our various services. For example, as our investor clients seek to optimize the value and performance of their assets across the real estate lifecycle, we often bring together expertise from property sales, mortgage originations, leasing and valuations as well as property management (from our Building Operations & Experience segment). While our leasing and capital markets business lines are sensitive to changes in macro-economic conditions, the value investors and occupiers place on our insights and execution capabilities as they adjust their real estate portfolios enables us to typically outperform the market during downcycles. Our loan servicing and valuations businesses, while a smaller part of our revenue mix, have proven to be resilient across economic cycles. For example, in the last seven years, we have organically grown our loan servicing revenue at a low-double digit compound annual growth rate.

Building Operations & Experience

We established the Building Operations & Experience (BOE) segment in 2025 to unify our building operations, workplace experience and property management capabilities across all property sectors and building types. This segment consists of CBRE's enterprise facilities management, local facilities management, property management, digital infrastructure services and flexible workplace solutions/workplace experience business lines. This segment benefits from multiple tailwinds, most notably an increased desire for large occupiers and investors to outsource and consolidate real estate services to optimize costs, operational efficiencies and workplace experiences.

Our enterprise facilities management business typically serves large global corporations, including many of the Fortune 500, through multi-year contracts, while our local facilities management business meets the needs of smaller occupiers with more regional portfolios. We oversee the daily operations that keep buildings functioning. These include technical services (*e.g.,* HVAC, electrical, plumbing, fire systems, elevators/escalators), which we typically self-perform, and soft services (*e.g.,* janitorial, security, landscaping), which we often sub-contract, and integrate these with smart building solutions that increase efficiency and generate cost savings for the building occupiers. Our property management business contracts primarily with owners of office, industrial and retail properties to provide building engineering, lease administration, accounting and investment reporting services. Our digital infrastructure business line provides technical services, including services support infrastructure and facilities management services for data centers in the rapidly growing hyperscale market, as well as the colocation and enterprise markets. We provide flexible workplace solutions and workplace experience services through Industrious, a company which we fully acquired in January 2025. Its flexible offerings include dedicated offices, turnkey private suites, and on-demand access to coworking and meeting spaces at more than 250 locations in over 80 cities globally.

Project Management

Our Project Management segment delivers program management, project management and cost consultancy services globally through Turner & Townsend, our majority owned subsidiary, which we acquired in 2021. In January 2025, we merged our wholly owned CBRE project management services business into Turner & Townsend and established Project Management as a separate business segment and now own 70% of the combined entity.

We oversee the delivery of real estate, infrastructure, and natural resource projects globally, ensuring they are completed on schedule and within budget. Our scale, highly diverse capabilities and investments in technology allow us to solve our clients' needs in managing capital projects. These range from billion-dollar-plus advanced manufacturing plants and sophisticated infrastructure projects (such as data centers, airports and power stations) to energy and sustainability solutions and repairs and refurbishments in corporate facilities. For project management activities, we oversee the execution of individual projects from start to finish, while program management entails the coordination of multiple simultaneous projects for a single client, ensuring consistent processes, reporting and quality standards. Our cost consultancy specialists leverage proprietary databases and global benchmarks to establish construction cost baselines and identify ways to reduce costs at every stage of the project lifecycle. Most work is delivered through a fee-for-service model, but we also provide services through turnkey and project management consulting agreements.

Real Estate Investments

Our Real Estate Investments (REI) segment is comprised of two business lines: investment management and real estate development.

With $155.5 billion in assets under management as of December 31, 2025, CBRE Investment Management (IM) is one of the leading investment platforms for global real assets. IM invests capital on behalf of pension funds, insurance companies, sovereign wealth funds, and other institutional investors in real estate, infrastructure, master limited partnerships and other assets. IM is also diversified across many dimensions – investment strategies, sectors, geographies, risk profiles and execution formats – and holds a co-investment in many of our investment funds and programs.

Our real estate development business – Trammell Crow Company (TCC) – provides leading-edge development services to real estate investors, owners and occupiers. TCC has been the largest commercial real estate developer in the U.S. for more than a decade and has a track record of developing best-in-class buildings across multiple property sectors in top-tier markets. Our in-process portfolio and pipeline totaled over $29.5 billion as of December 31, 2025 and spanned all major asset classes. Our portfolio includes projects that are 100% owned or those in which we hold a co-investment interest alongside capital partners, as well as those that we develop on a fee basis, such as built-to-suits.

Corporate and Other Segment

The Corporate and other segment houses most costs associated with our platform – the resources and infrastructure that support our professionals and support our growth – that are not allocated to the client-facing business segments, including corporate leadership costs. We believe our platform – particularly our knowledge platform (research, data/technology, strategy, etc.) as well as marketing, procurement and more – provides a distinct advantage because of the level of resources and investment that our scale and financial strength allow us to make in these areas. In the Corporate segment, we also account for the value of our investments in non-core, non-controlling equity investments.

Competitive Positioning

Because of the range of services we provide and numerous markets we serve, we encounter a wide variety of competitors. These range from a handful of well-established globally diversified real estate services firms that are smaller than CBRE to many specialists that operate in specific geographies or business lines. Despite this competition, we are the market leaders in most of our business lines, with significant opportunities for continued growth. These opportunities result from the high value our clients place on our scale, in-depth expertise, technology and data-led insights, as well as their increasing preference for consolidating the number of service providers, which plays to our advantage in delivering integrated solutions globally. Our leadership across a wide spectrum of asset classes, including secular growth sectors like logistics and data centers, provides a diversified platform that is resilient across market cycles. Our strong balance sheet enables significant investments in our platform, market-leading talent recruitment and transformational M&A execution.

Human Capital

We are focused on ensuring that our people meet the needs of our clients and our business strategy. In addition to offering competitive compensation, comprehensive benefits, and a thorough onboarding process, we support professional development and growth through learning opportunities and effective talent and performance management practices. Our programs are designed to help our professionals succeed and develop into future leaders, and include webinars, live virtual and in-person training, self-paced digital learning, coaching, mentoring and on-the-job learning.

We also foster an engaging and inclusive culture where everyone is valued, supported and feels they belong, ensuring equal opportunities for success based on merit. These efforts, led by our Chief People Officer, are embedded across our business. Our workforce is enriched by individuals from a variety of backgrounds, perspectives, and work and life experiences, and we welcome all applications.

At December 31, 2025, we had more than 155,000 employees (including Turner & Townsend employees) worldwide. The costs associated with approximately 61% of CBRE employees (excluding Turner & Townsend employees) are reimbursed by clients and are mainly in our BOE segment. At December 31, 2025, approximately 18% of employees worldwide (excluding Turner & Townsend employees) were subject to collective bargaining agreements.

Our annual Corporate Responsibility Report includes public disclosures of demographics, including diversity data, for our U.S. workforce in accordance with U.S. Equal Employment Opportunity Commission requirements, and other relevant information.

Intellectual Property

We hold various trademarks and trade names worldwide. We believe the "CBRE," "Turner & Townsend" and "Trammell Crow Company" marks are vitally important in maintaining our leadership position. We hold a license to use the "Trammell Crow Company" trade name pursuant to a license agreement with CF98, L.P., an affiliate of Crow Realty Investors, L.P., d/b/a Crow Holdings, which may be revoked if we fail to satisfy usage and quality control covenants under the license agreement. We also hold a number of issued and pending patent applications relating to proprietary technologies and intend to file additional patent applications reflecting our commitment to technology and innovation.

Material Governmental Matters

Environment

Certain federal, state and local laws and regulations may impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at a property. If contamination is present during our engagement as a property or facility manager or developer, we could be held liable for such costs as a current "operator" of a property, regardless of the legality of the acts or omissions that caused the contamination and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances. We are not aware of any material noncompliance with the environmental laws or regulations currently applicable to us, and we are not the subject of any material claim for liability with respect to contamination at any location. However, these laws and regulations may discourage sales and leasing activities and mortgage lending with respect to some properties, which may adversely affect us. Environmental contamination or other environmental liabilities may also negatively affect the value of commercial real estate assets held by entities that are managed by our investment management and development services businesses.

Further, federal, state and local governments in various countries have enacted various laws, regulations and treaties governing management of climate-related risks and "greenhouse gas" (GHG) emissions, which require companies to report management practices or otherwise seek to tax, penalize or limit GHG emissions. Such regulations could lead to increased operational or compliance costs over time.

Sustainability

We have measurable sustainability goals to achieve Net Zero GHG emissions by 2040 for corporate operations, buildings managed for clients, real estate development and supply chain, and two near-term 2030 targets to reduce absolute Scope 1 and 2 emissions by 50% and reduce emissions from properties we manage for clients per square foot by 55% from a 2019 baseline. These targets have been validated by the Science Based Targets initiative (SBTi). Additional information about our science-based targets and roadmap to reduce emissions can be found in our Climate Transition Strategy at www.cbre.com/corporatesustainability and in our Corporate Responsibility Report, which outlines our approach and progress on a broader range of environmental, social and governance (ESG) issues. The contents of our website and Corporate Responsibility Report are referenced for general information only and are not incorporated in this Annual Report on Form 10-K.

Available Information

In this Annual Report on Form 10-K, we use the terms "CBRE," "we," the "company," "our," and "us" to refer to CBRE Group, Inc. and all of its consolidated subsidiaries, unless otherwise indicated or the context requires otherwise. Our Annual Report on Form 10-K (Annual Report), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), are available on the Investor Relations section of our website (https://ir.cbre.com/) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission (SEC). We also make available through our website other reports filed with or furnished to the SEC under the Exchange Act, including reports filed by our officers and directors under Section 16(a) of the Exchange Act. All of the information on our Investor Relations website is available to be viewed free of charge. The SEC maintains a website (https://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We routinely use our website (https://www.cbre.com) as a channel of distribution for our information, including financial and other material information. Information contained on our website is not part of this Annual Report or our other filings with the SEC. We have included the web addresses of the company and the SEC as inactive textual references only. Except as specifically incorporated by reference into this document, information on these websites is not part of this document.

Cautionary Note on Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act) and Section 21E of the Exchange Act. The words "anticipate," "believe," "could," "should," "propose," "continue," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "forecast," "target" and similar terms and phrases are used in this Annual Report to identify forward-looking statements. Except for historical information contained herein, the matters addressed in this Annual Report are forward-looking statements. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The following factors are among those, but are not only those, that may cause actual results to differ materially from the forward-looking statements:

- disruptions in general economic, political and regulatory conditions and significant public health events, particularly in geographies or industry sectors where our business may be concentrated;

- volatility or adverse developments in the securities, capital or credit markets, interest rate increases and conditions affecting the value of real estate assets, inside and outside the U.S.;

- poor performance of real estate investments or other conditions that negatively impact clients' willingness to make real estate or long-term contractual commitments;

- cost and availability of capital for investment in real estate;

- foreign currency fluctuations and changes in currency restrictions, trade sanctions and import/export and transfer pricing rules;

- our ability to compete globally, or in specific geographic markets or business segments that are material to us;

- our ability to identify, acquire and integrate accretive businesses;

- costs and potential future capital requirements relating to businesses we may acquire;

- integration challenges arising out of companies we may acquire;

- increases in unemployment and general slowdowns in economic or commercial activity;

- trends in pricing and risk assumption for commercial real estate services;

- the effect of significant changes in supply/demand and capitalization rates across different property types;

- a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance;

- client actions to restrain project spending and reduce outsourced staffing levels;

- our ability to further diversify our revenue model to offset cyclical economic trends in the commercial real estate industry;

- our ability to attract new user and investor clients;

- our ability to retain major clients and renew related contracts;

- our ability to leverage our global services platform to maximize and sustain long-term cash flow;

- our ability to continue investing in our platform and client service offerings;

- our ability to maintain expense discipline;

- the emergence of disruptive business models and technologies;

- negative publicity or harm to our brand and reputation;

- the failure by third parties to comply with service level agreements or regulatory or legal requirements;

- the ability of our investment management business to maintain and grow assets under management and achieve desired investment returns for our investors, and any potential related litigation, liabilities or reputational harm possible if we fail to do so;

- our ability to manage fluctuations in net earnings and cash flow, which could result from poor performance in our investment programs, including our participation as a principal in real estate investments;

- the ability of our indirect wholly-owned subsidiary CBRE Capital Markets, Inc. (CBRE Capital Markets) to periodically amend, or replace, on satisfactory terms, the agreements for its warehouse lines of credit;

- declines in lending activity of U.S. Government Sponsored Enterprises (GSEs), regulatory oversight of such activity and our loan servicing revenue from the commercial real estate mortgage market;

- changes in U.S. and international law and regulatory environments (including relating to anti-corruption, anti-money laundering, trade sanctions, tariffs, currency controls and other trade control laws), particularly in Asia, Africa, Russia, Eastern Europe and the Middle East, due to the level of political instability in those regions;

- litigation and its financial and reputational risks to us;

- our exposure to liabilities in connection with real estate advisory and property management activities and our ability to procure sufficient insurance coverage on acceptable terms;

- our ability to retain, attract and incentivize key personnel;

- our ability to manage organizational challenges associated with our size;

- liabilities under guarantees, or for construction defects, that we incur in our development services business;

- our leverage under our debt instruments as well as the limited restrictions therein on our ability to incur additional debt, and the potential increased borrowing costs to us from a credit-ratings downgrade;

- our and our employees' ability to execute on, and adapt to, information technology strategies and trends;

- cybersecurity threats or other threats to our information technology networks, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption;

- our ability to comply with laws and regulations related to our global operations, including real estate licensure, tax, labor and employment laws and regulations, fire and safety building requirements and regulations, as well as data privacy and protection regulations, sustainability matters, and the anti-corruption laws and trade sanctions of the U.S. and other countries;

- changes in applicable tax or accounting requirements;

- any inability for us to implement and maintain effective internal controls over financial reporting;

- the effect of implementation of new accounting rules and standards or the impairment of our goodwill and intangible assets;

- the performance of our equity investments in companies we do not control; and

- the other factors described elsewhere in this Annual Report, included under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates," "Quantitative and Qualitative Disclosures About Market Risk" or as described in the other documents and reports we file with the SEC.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Additional information concerning these and other risks and uncertainties is contained in our other periodic filings with the SEC.

Investors and others should note that we routinely announce financial and other material information using our Investor Relations website (https://ir.cbre.com), SEC filings, press releases, public conference calls and webcasts. We use these channels of distribution to communicate with our investors and members of the public about our company, our services and other items of interest. Information contained on our website is not part of this Annual Report or our other filings with the SEC.

Item 1A.   Risk Factors.

Set forth below and elsewhere in this Annual Report and in other documents we file with the SEC are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report and other public statements we make. Based on the information currently known to us, we believe that the matters discussed below identify the material risk factors affecting our business. However, the risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, but that could later become material, may also adversely affect our business.

Risks Related to our Business Environment

Our performance is significantly related to general economic, political and regulatory conditions and, accordingly, our business, operations and financial condition could be materially adversely affected by economic slowdowns, liquidity constraints, inflationary pressures, significant rises in interest rates, significant public health events, fiscal or political uncertainty and possible subsequent downturns in commercial real estate asset values, property sales and leasing activities in the geographies or industry sectors that we or our clients serve.

Periods of economic weakness or recession, fiscal or political uncertainty, market volatility, declining employment levels, declining demand for commercial real estate, falling real estate values, disruption to the global capital or credit markets, disputes with U.S. trading partners, unpredictable changes in U.S. trading policy, increased tariffs, inflationary pressures, significant rises in interest rates or the public perception that any of these events may occur, may materially and negatively affect the performance of some or all of our business lines.

Our business is significantly affected by generally prevailing economic conditions in the markets where we operate. Adverse economic conditions, political or regulatory uncertainty and significant public health events may result in declines in real estate sale and leasing volumes and the value of commercial real estate. It may also lead to a decrease in funds invested in commercial real estate assets and development projects. Such developments in turn may reduce our revenue from property management fees and commissions derived from property sales, leasing, valuation and financing, as well as revenues associated with development or investment management activities. For example, in 2023 and early 2024, commercial real estate capital markets were under significant pressure. As a result, we experienced a sustained slowdown in property sales and debt financing activity. Our businesses could also suffer from geopolitical or economic disruptions (or the perception that such disruptions may occur) or interest rate or currency fluctuations, capital availability and changes in cost of capital, or heightened financial, market or regulatory uncertainty.

We also make co-investments alongside our investor clients in our development and investment management businesses. During an economic downturn, capital for our investment activities could be constrained and it may take longer for us to dispose of real estate investments or sale prices we achieve may be lower than originally anticipated. As a result, the value of our commercial real estate investments may be reduced, and we could realize losses or diminished profitability. In addition, economic downturns may reduce the volume of loans our capital markets business originates and/or services. Fees within our property management business are generally based on a percentage of rent collections, making them sensitive to macroeconomic conditions that negatively impact rent collections and the performance of the properties we manage.

Economic, political and regulatory uncertainty as well as significant changes and volatility in the financial markets and business environment, and in the global landscape, make it difficult for us to predict our financial performance into the future. As a result, any guidance or outlook that we provide on our performance is based on then-current conditions, and there is a risk that such guidance may turn out to be inaccurate.

Adverse developments in the credit markets may materially harm our business, results of operations and financial condition.

Our investment management, development services, capital markets (including property sales and mortgage origination) and loan servicing businesses are sensitive to credit cost and availability as well as financial liquidity. Additionally, the revenues in all of our businesses are dependent to some extent on the overall volume of activity (and pricing) in the commercial real estate markets.

Disruptions in the credit markets may have a material adverse effect on our business of providing advisory services to owners, investors and occupiers of real estate in connection with the leasing, disposition and acquisition of property. If our clients are unable to obtain credit on favorable terms, there may be fewer property leasing, disposition and acquisition transactions. For example, in 2023, central banks around the world raised interest rates in efforts to rein in inflation, reducing credit availability. While central banks began cutting their interest rates in 2024, interest rates remain above recent norms and if inflation were to begin to rise again such interest rate cuts may be reversed. Less available and more expensive debt capital had pronounced effects on our capital markets, mortgage origination and property sales businesses. In addition, under such conditions, our investment management and development services businesses may be unable to attract capital or achieve returns sufficient to earn incentive fees and we may also experience losses of co-invested equity capital if any such disruption causes a prolonged decline in the value of investments made.

Risks Related to Our Operations

Currency fluctuations could have a material adverse effect on our business, financial condition and operating results.

We conduct a significant portion of our business and employ a substantial number of people outside of the U.S. and, as a result, we are subject to risks associated with doing business globally. During the year ended December 31, 2025, approximately 43.6% of our revenue was transacted in foreign currencies. We also report our results in U.S. dollars. As a result, the strengthening or weakening of the U.S. dollar will negatively or positively impact our reported results, including revenue and earnings as well as the assets under management for our investment management business, which could have a material adverse effect on our business, financial condition and operating results. Due to the constantly changing currency exposures to which we are subject and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results.

The global nature of our operations subject us to international social, political, legal and economic risks across a number of jurisdictions.

International economic trends and governmental policy actions and the following factors may have a material adverse effect on the performance of our business:

- difficulties and costs of staffing and managing international operations among diverse geographies, languages and cultures;

- currency restrictions, transfer-pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;

- adverse changes in regulatory, tax or trade policies (including tariffs) or uncertainty about potential changes in such regulatory, tax or trade policies;

- responsibility for complying with numerous, potentially conflicting and frequently complex and changing laws in multiple jurisdictions (*e.g.*, with respect to data privacy and protection, sustainability, corrupt practices, embargoes, trade sanctions, employment and licensing);

- the impact of regional or country-specific business cycles and economic instability, including those related to geopolitical, weather, public health or safety events;

- greater difficulty in collecting accounts receivable or delays in client payments in some geographic regions;

- potential interest rate and /or inflation rate increases and less available and more expensive debt capital;

- foreign ownership restrictions in certain countries, particularly in Asia Pacific and the Middle East, or the risk that such restrictions will be adopted in the future; and

- changes in laws or policies governing foreign trade or investment and use of foreign operations or workers, and any negative sentiments towards multinational companies as a result of any such changes to laws or policies as well as other geopolitical risks.

We have invested in enhancing our service and product offerings globally. If we do not successfully execute these initiatives or effectively manage the risks inherent in operating on a global scale, our business, financial condition, or results of operations could be materially adversely affected. Additionally, political, regulatory, and cultural conditions in certain countries may limit our ability to operate effectively or implement our strategic priorities, which could negatively impact our performance in those regions.

We have numerous local, regional and global competitors across all of our business lines and the geographies that we serve, and further industry consolidation, fragmentation or innovation could lead to significant future competition.

We compete across a variety of business disciplines within the commercial real estate services and investment industry, including property management, facilities management, project and transaction management, tenant and landlord leasing, capital markets solutions (property sales and commercial mortgage origination), real estate investment management, valuation, loan servicing, development services and proprietary research. Although we are the largest commercial real estate services firm in the world in terms of 2025 revenue, our relative competitive position varies across geographies, property types and services and business lines.

Depending on the geography, property type or service or business line, we face competition from other commercial real estate services providers and investment firms, including outsourcing companies that traditionally competed in limited portions of our facilities management business and have expanded their offerings from time to time, in-house corporate real estate departments, developers, flexible space providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting and consulting firms. Some of these firms may have greater financial resources allocated to a particular geography, property type or service or business line than we have allocated to that geography, property type, service or business line. In addition, future changes in laws could lead to the entry of other new competitors.

Some of our competitors are larger than us on a local or regional basis despite having a smaller global footprint. We also compete with large national and multi-national firms that have similar service and investment competencies to ours, and it is possible that further industry consolidation could lead to much larger and more formidable competitors globally or in the particular geographies, property types, service or business lines that we serve. In addition, disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively. Furthermore, we are substantially dependent on long-term client relationships and on revenue received for services under various service agreements. Many of these agreements may be canceled by the client for any reason with as little as 30 to 60 days' notice, as is typical in the industry.

In this competitive market, if we are unable to effectively execute on our strategy and differentiate ourselves from our competitors, maintain long-term client relationships or are otherwise unable to retain existing clients and develop new clients, our business, results of operations and/or financial condition may be materially adversely affected. There is no assurance that we will be able to compete effectively, to maintain current fee levels or margins, or maintain or increase our market share.

Our growth and financial performance have benefited significantly from acquisitions, which may not perform as expected and similar opportunities may not be available in the future.

Acquisitions have accounted for a significant component of our growth over time. Any future growth through acquisitions will depend in part upon the continued availability of suitable acquisition candidates at attractive prices, terms and conditions, as well as sufficient liquidity and credit to fund these acquisitions. We may incur significant additional debt from time to time to finance any such acquisitions, which could increase the risks associated with our leverage, including our ability to service our debt. Acquisitions involve risks that business judgments made concerning the value, strengths and weaknesses of businesses acquired may prove to be incorrect. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses, which could include severance, lease termination, transaction and deferred financing costs, among others.

We have had, and may continue to experience, challenges in integrating operations and information technology systems acquired from other companies. This could result in the diversion of management's attention from other business concerns and the potential loss of our key employees or clients or those of the acquired operations. The integration process itself may be costly and may adversely impact our business and the acquired company's business as it requires coordination of geographically diverse organizations and implementation of accounting and information technology systems.

We complete acquisitions with the expectation that they will result in various benefits, but the anticipated benefits of these acquisitions are subject to a number of uncertainties, including the ability to timely realize accretive benefits, the level of attrition from professionals licensed or associated with the acquired companies and whether we can successfully integrate the acquired business. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could in turn materially and adversely affect our overall business, financial condition and operating results.

Our brand and reputation are key assets of our company, and our business may be affected by how we are perceived in the marketplace.

Our brand and reputation are key assets, and we believe our continued success depends on our ability to preserve, grow and leverage the value of our brand. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, management, workplace culture, financial condition, our response to unexpected events and other subjective qualities. Negative perceptions or publicity regarding these matters, even if related to seemingly isolated incidents and whether or not factually correct, could erode trust and confidence and damage our reputation among existing and potential clients, which could make it difficult for us to attract new clients and maintain existing ones. Negative public opinion could result from actual or alleged conduct in any number of activities or circumstances, including handling of complaints, regulatory compliance, such as compliance with government sanctions, the Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws, the use and protection of client and other sensitive information and from actions taken by regulators or others in response to such conduct. Furthermore, as a company with headquarters and operations located in the U.S., a negative perception of the U.S. arising from its political or other positions could harm the perception of our company and our brand abroad. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity would materially and adversely affect our revenues and profitability. Social media channels may also cause rapid, widespread reputational harm to our brand. Our brand and reputation may also be harmed by the actions of third parties that are outside of our control, including vendors and joint venture partners.

The protection of our brand, including related trademarks, may require the expenditure of significant financial and operational resources.

Our REI businesses, including our real estate investment programs and co-investment activities, subject us to performance and real estate investment risks which could cause fluctuations in our earnings and cash flow and impact our ability to raise capital for future investments.

The revenue, net income and cash flows generated by our investment management business line within our Real Estate Investments segment may be volatile primarily because the management, transaction and incentive fees may vary as a result of market movements. In the event that any of the investment programs that our investment management business manages were to perform poorly, our revenue, net income and cash flows could decline, because the value of the assets we manage would decrease and thereby reduce our management fees and our investment returns, resulting in a reduction in the incentive compensation we earn. Moreover, we could experience losses on co-investments of our own capital in such programs as a result of poor performance. Investors and potential investors in our programs continually assess our performance, and our ability to raise capital for existing and future programs and maintaining our current fee structure will depend on our continued satisfactory performance.

An important part of the strategy for our Real Estate Investments segment involves co-investing our capital in certain real estate investments with our clients, and there is an inherent risk of loss of our investments. As of December 31, 2025, we had a net investment of approximately $375 million and had committed $216 million to fund future co-investments in our investment funds, up to $70 million of which is expected to be funded during 2026. In addition to required future capital contributions, some of the co-investment entities may request additional capital from us and our subsidiaries holding investments in those assets. The failure to provide these contributions could have adverse consequences to our interests in these investments, including damage to our reputation with our co-investment partners and clients, as well as the necessity of obtaining alternative funding from other sources that may result in dilution of our interest in the investment, or be on disadvantageous terms for us and the other co-investors. Participating as a co-investor is an important part of our investment management line of business, which might suffer if we were unable to make these investments.

Selective investment in real estate projects is critical to our development services business strategy within our Real Estate Investments segment, and there is an inherent risk of loss of our investments. As of December 31, 2025, we were involved as a principal in 47 real estate projects that were consolidated in our financial statements with invested equity of $1.0 billion and co-invested with our clients in approximately 128 unconsolidated real estate projects with a net investment of $397 million. We had committed, but not funded, additional capital of $226 million and $56 million to consolidated and unconsolidated projects, respectively, as of December 31, 2025.

During the ordinary course of business within our development services business line, we provide numerous completion and budget guarantees requiring us to complete the relevant project within a specified timeframe and/or within a specified budget, with us potentially being liable for costs to complete in excess of such timeframe or budget. There can be no assurance that we will not have to perform under any such guarantees. If we are required to perform under a significant number of such guarantees, it could harm our business, results of operations and financial condition.

Because the disposition of a single significant investment may affect our financial performance in any period, our real estate investment activities could cause fluctuations in our earnings and cash flows. In certain cases, we have limited control over the timing of the disposition of these investments and the recognition of any related gain or loss, or incentive participation fee.

The success of our BOE business depends on our ability to enter into mutually beneficial contracts, deliver high quality levels of service, manage our contractual obligations and accurately assess working capital requirements.

Contracts for our BOE clients often include complex terms regarding payment of fees, risk transfer, liability limitations, termination, due diligence and transition timeframes. Further, our BOE business is often impacted by transition activities in the first year of a contract as well as the timing of starting operations on these large client contracts. If we are unable to negotiate contracts with our clients in a timely manner and on mutually beneficial terms, or there is a delay in becoming fully operational, our business and results of operation may be negatively impacted. Additionally, if we do not have adequate governance, processes, technology, quality assurance or expertise available to appropriately manage contracts with our clients and our obligations under such contracts, or if we fail to deliver the high-quality levels of service expected by our clients, it may result in reputational and financial damage, and could impact our ability to retain existing clients and attract new clients. Our BOE clients also include the U.S. federal government. Contracting with government entities carries additional risks, including uncapped liability and the absence of client indemnification. These engagements also require compliance with public disclosure obligations, government labor standards, and heightened ethical requirements associated with taxpayer-funded work. Noncompliance may result in significant penalties, including potential debarment from future government contracts. Extended shutdowns of the U.S. federal government may result in payment delays, contract cancellation or postponement and other disruptions from these clients, which may adversely affect the performance of our BOE business.

Our BOE business also requires us to accurately model the working capital needs of this business. Should we fail to accurately assess working capital requirements, or if we are unable to enforce timely payment from clients in accordance with our contractual terms, the cash flows generated by this business may be adversely impacted. In addition, if we do not accurately assess the creditworthiness of a client or if a client's creditworthiness changes during the term of the contract, we could potentially be unable to collect on any outstanding payments.

We have concentrations of business with large clients, which may cause increased credit risk and greater impact from the loss of certain clients and increased risks from higher limitations of liability in contracts.

Having large and concentrated clients may lead to greater or more concentrated risks of loss if, among other possibilities, such a client (i) experiences its own financial problems, which may lead to larger individual credit risks; (ii) becomes bankrupt or insolvent, which may lead to our failure to be paid for services we have previously provided or funds we have previously advanced; (iii) decides to reduce its real estate operations; (iv) makes a change in its real estate strategy, such as no longer outsourcing its real estate operations; (v) decides to change its providers of real estate services; or (vi) merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers. In addition, competitive conditions, particularly in connection with increasingly large clients, may require us to compromise on certain contract terms with respect to the payment of fees, the extent of risk transfer, or acting as principal rather than agent in connection with supplier relationships, liability limitations, credit terms and other contractual terms, or in connection with disputes or potential litigation. Where competitive pressures result in higher levels of potential liability under our contracts, the cost of operational errors and other activities for which we have indemnified our clients will be greater and may not be fully insured.

A significant portion of our loan origination and servicing business depends upon our relationships with U.S. Government Sponsored Enterprises (GSEs).

A significant portion of our loan origination and servicing business (which we conduct through certain of our wholly-owned subsidiaries) depends upon our relationship with the Federal National Mortgage Association (Fannie Mae), and the Federal Home Loan Mortgage Corporation (Freddie Mac), collectively the GSEs. As an approved seller/servicer for the GSEs, we are required to comply with various eligibility criteria and are required to originate and service loans in accordance with their individual program requirements**,** including participation in loss sharing and repurchase arrangements. Failure to comply with these requirements may result in termination or withdrawal of our approval to sell and service the GSE loans.

A failure by third parties to comply with service level agreements or regulatory or legal requirements could result in economic and reputational harm to us.

We rely on third parties, and in some cases subcontractors, to perform activities on behalf of our organization to improve quality, increase efficiencies, cut costs and lower operational risks across our business and support functions. We have instituted a Supplier Code of Conduct, which is intended to communicate to our vendors the standards of conduct we expect them to uphold. Our contracts with vendors typically impose a contractual obligation to comply with our Supplier Code of Conduct. In addition, we leverage technology to help us better screen vendors, with the aim of gaining a deeper understanding of the compliance, data privacy, health and safety, environmental, sustainability and other risks posed to our business by potential and existing vendors. If our third parties do not have the proper safeguards and controls in place, or appropriate oversight cannot be provided, we could be exposed to increased operational, regulatory, financial or reputational risks. A failure by third parties to comply with service level agreements or regulatory or legal requirements in a high quality and timely manner could result in economic and reputational harm to us. In addition, these third parties face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee or company information, could cause damage to our reputation and harm to our business.

Our success depends upon the retention of our senior management, as well as our ability to attract and retain qualified and experienced employees.

Our continued success is highly dependent upon the efforts of our executive officers and other key employees. While certain of our executive officers and key employees are subject to long-term compensatory arrangements, there is no assurance that we will be able to retain all key members of our senior management. We also are highly dependent upon the retention of our property sales and leasing professionals, who generate a significant amount of our revenues, as well as other revenue producing professionals. The departure of any of our key employees, or the loss of a significant number of key revenue producers, if we are unable to quickly hire and integrate qualified replacements, could cause our business, financial condition and results of operations to materially suffer. An inability to maintain a strong pipeline of successors for key management roles could also have a negative impact on our ability to achieve our strategic goals. Competition for employee talent can be intense and we may not be able to successfully recruit, integrate or retain sufficiently qualified personnel. If we were to experience significant employee attrition or turnover, it could lead to increased recruitment and training costs as well as operating inefficiencies that could adversely impact our results of operation. We and our competitors use equity incentives and sign-on and retention bonuses to help attract, retain and incentivize key personnel. However, if our compensation incentives are misaligned with the company's organizational and strategic priorities, such misalignment could lead to poor business decisions, operational inefficiencies, excessive risk taking, and talent retention challenges. Any such misaligned incentives could have a material negative impact on our business and operating results.

If we are unable to manage the organizational challenges associated with our global operations, we might be unable to achieve our business objectives.

Our global operations present significant management and organizational challenges. It might become increasingly difficult to maintain effective standards across a large enterprise and effectively institutionalize our knowledge. It might also become more difficult to maintain our culture, effectively manage and monitor our personnel and operations and effectively communicate our core values, policies and procedures, strategies and goals. The size of our employee base increases the possibility that we will have individuals who engage in unlawful or fraudulent activity, or otherwise expose us to business and reputational risks. If we are not successful in continuing to develop and implement the processes and tools designed to manage our enterprise and instill our culture and core values into all of our employees, our reputation and ability to compete successfully and achieve our business objectives could be impaired. In addition, from time to time, we have made, and may continue to make, changes to our operating model, including how we are organized, as the needs and size of our business change. If we do not successfully implement any such changes, our business and results of operation may be negatively and materially impacted.

Our policies, procedures and programs to safeguard the health, safety and security of our employees and others may not be adequate.

We have approximately 155,000 employees (including Turner & Townsend employees) as well as independent contractors working in over 100 countries. We have undertaken to implement what we believe to be best practices to safeguard the health, safety and security of our employees (including members of our executive leadership team who may be subject to heightened security risks by virtue of their roles), independent contractors, clients and others at our worksites. However, if these policies, procedures and programs are not adequate, or employees do not receive related adequate training or follow them for any reason, the consequences may be severe to us, including serious injury or loss of life, which could impair our operations and cause us to incur significant legal liability or fines as well as reputational damage. Our insurance may not cover, or may be insufficient to cover, any legal liability or fines that we incur for health, safety or security incidents.

We may be subject to actual or perceived conflicts of interest.

Similar to other global services companies with different business lines and a broad client base, we may be subject to potential conflicts of interests in the provision of our services. For example, conflicts may arise from our role in advising or representing both owners and tenants in commercial real estate lease transactions. In certain cases, we are also subject to fiduciary obligations to our clients. In such situations, our policies are designed to give full disclosure and transparency to all parties as well as implement appropriate barriers on information-sharing and other activities to ensure each party's interests are protected; however, there can be no assurance that our policies will be successful in every case. If we fail, or appear to fail, to identify, disclose and appropriately address potential conflicts of interest or fiduciary obligations, there could be an adverse effect on our business or reputation regardless of whether any such claims have merit. In addition, it is possible that in some jurisdictions, regulations could be changed to limit our ability to act for certain parties where potential conflicts may exist even with informed consent, which could limit our market share in those markets. There can be no assurance that potential conflicts of interest will not materially adversely affect us.

Catastrophic events, failures or negligence impacting the buildings that we manage may lead to significant financial liability and reputational harm, including as a result of litigation, government fines and penalties

The buildings we manage for our clients, which include some of the world's largest office properties and retail centers, are used by people daily. We also manage the critical facilities (including data centers, laboratories, government facilities, manufacturing environments, warehouses and other mission-critical facilities) that our clients rely upon to serve the public and their customers. If our ability to manage these buildings is compromised due to employee errors or malfeasance or a catastrophic event (e.g., cybersecurity attacks, damage to or sabotage of underwater sea cables, explosions, natural disasters, acts of war, terrorist attacks, mass shootings, government intervention or property seizure), it could potentially disrupt our client's ability to conduct business and may result in ensuing harm to the public, including significant loss of life or injury. To the extent we are held to have been negligent in connection with our management of the affected properties (due to human error or otherwise), we could incur significant financial liabilities and reputational harm, including, but not limited to, as a result of litigation, government scrutiny, fines or penalties.

Infrastructure disruptions, risks related to climate change, including physical and transition risks, social activism, geopolitical tensions, and other similar events may disrupt our ability to manage real estate for clients or may adversely affect the value of real estate investments we make on behalf of clients.

Our ability to conduct a global business may be adversely impacted by disruptions to the physical infrastructure and supply chain that support our businesses and the communities in which they are located. This may include disruptions as a result of political instability, public protests, environmental activism, public health crises (including new or resurging pandemics), attacks on our information technology systems, war or other hostilities, terrorist attacks, interruptions or delays in services from third-party data center hosting facilities or cloud computing platform providers, employee errors or malfeasance, building defects, utility outages, and the physical effects of climate change, including the acute impacts of extreme weather events occurring more frequently or with more severe effects. The infrastructure and supply chain disruptions we may experience as a result of such events could also disrupt our ability to manage real estate for clients or may adversely affect the value of our real estate investments in our investment management and development services businesses. Furthermore, to the extent climate change causes adverse chronic impacts on global temperatures, weather patterns, and weather events in regions where we operate, we, our vendors and our clients could experience prolonged infrastructure or service disruptions that could interfere with our or their ability to conduct business. These conditions could also result in declining demand for commercial real estate in certain regions or with certain clients, decreased value of any real estate investments we hold in those regions, or increases in our operating costs and in the costs of managing client properties over time. Additionally, we face climate-related transition risks, including shifts in market preferences toward low carbon solutions and sustainable products and services. Failure to continue to establish and maintain effective strategies, solutions and technologies to help clients meet stricter regulations or their own sustainability objectives may affect our ability to compete effectively for certain business or have reputational impacts.

Our joint venture activities and affiliate program involve risks that are often outside of our control and that, if realized, could materially harm our business.

We have utilized joint ventures for commercial investments, select local brokerage and other affiliations both in the U.S. and internationally, and we may acquire interests in other joint ventures in the future. Under our affiliate program, we enter into contractual relationships with local brokerage, property management or other operations pursuant to which we license to that operation our name and make available certain of our resources, in exchange for a royalty or economic participation in that operation's revenue, profits or transactional activity. In many of these joint ventures and affiliations, we may not have the right or power to direct the management and policies of the joint ventures or affiliates, and other participants or operators of affiliates may take action contrary to our instructions or requests and against our policies and objectives. In addition, the other participants and operators may become bankrupt or have economic or other business interests or goals that are inconsistent with ours. If a joint venture participant or affiliate acts contrary to our interest, it could harm our brand, business, results of operations and financial condition.

Risks Related to Our Indebtedness

Our debt instruments impose operating and financial restrictions on us, and in the event of a default, all of our borrowings would become immediately due and payable.

As of December 31, 2025, our total debt, excluding notes payable on real estate (which are generally non-recourse to us) and warehouse lines of credit (which are recourse only to our wholly-owned subsidiary, CBRE Capital Markets, and are secured by our related warehouse receivables), was $6.0 billion. For the year ended December 31, 2025, our interest expense was $490 million.

Our debt instruments impose, and the terms of any future debt may impose, operating and other restrictions on us and many of our subsidiaries. These restrictions affect, and in many respects limit or prohibit, our ability to:

- plan for or react to market conditions;

- meet capital needs or otherwise restrict our activities or business plans; and

- finance ongoing operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest, including:

    ◦ incurring or guaranteeing additional indebtedness;

    ◦ entering into mergers and consolidations;

    ◦ creating liens; and

    ◦ entering into sale/leaseback transactions.

Our credit agreements require us to maintain a maximum leverage ratio of total debt (as defined in the applicable credit agreement) less available cash (as defined in the applicable credit agreement) to consolidated EBITDA as of the end of each fiscal quarter. Our ability to meet these financial ratios may be affected by events beyond our control, and we cannot give assurance that we will be able to meet those ratios when required. We continue to monitor our projected compliance with these financial ratios and other terms of our credit agreements.

A breach of any of these restrictive covenants or the inability to comply with the required financial ratios could result in a default under our debt instruments. If any such default occurs, the lenders under our credit agreements and noteholders with respect to our senior notes may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. The lenders under our credit agreements also have the right in these circumstances to terminate any commitments they have to provide further borrowings thereunder. In addition, a default under our credit agreements, senior notes or commercial paper program could trigger a cross default or cross acceleration under our other debt instruments.

We have limited restrictions on the amount of additional recourse debt we are able to incur, which may intensify the risks associated with our leverage, including our ability to service our indebtedness. In addition, in the event of a credit-ratings downgrade, our ability to borrow and the costs of such borrowings could be adversely affected.

Subject to the maximum amounts of indebtedness permitted by the covenants under our debt instruments, we are not restricted in the amount of additional recourse debt we are able to incur, and so we may in the future incur such indebtedness in order to finance our operations and investments. In addition, Moody's Ratings, Standard & Poor's Ratings Services and Fitch Ratings, rate our significant outstanding debt. These ratings, and any downgrades of them, may affect our ability to borrow as well as the costs of our current and future borrowings.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly and potentially limit our ability to effectively refinance our indebtedness as it matures.

Borrowings under certain of our debt instruments bear interest at variable rates and expose us to interest rate risk. In addition, while our commercial paper notes generally have a fixed rate, due to their short-term nature, we view all of the interest rates charged in connection with these instruments as variable. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and operating cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Additionally, our ability to refinance portions of our indebtedness in advance of their maturity dates depends on securing new financing bearing interest at rates that we are able to service. While we believe that we currently have adequate cash flows to service the interest rates currently applicable to our indebtedness, if interest rates were to rise significantly, we might be unable to maintain a level of cash flows from operating activities sufficient to meet our debt service obligations at such increased rates.

Risks Related to our Information Technology, Cybersecurity and Data Protection

Failure to maintain and execute information technology strategies and ensure that our employees adapt to changes in technology could materially and adversely affect our ability to remain competitive in the market.

Our business relies heavily on information technology, including solutions provided by third parties, to deliver services that meet the needs of our clients. If we are unable to effectively execute or maintain our information technology strategies or adopt new technologies and processes relevant to our service platform, our ability to deliver high-quality services may be materially impaired. In addition, we make significant investments in new systems and tools to achieve competitive advantages and efficiencies, including the adoption and integration of artificial intelligence (AI) and machine learning technologies. Implementation of such investments in information technology, including generative and agentic AI tools, could be complicated, heavily dependent on the quality, accuracy and relevance of data inputs and methodologies, require sophisticated infrastructure and skilled talent, have ethical and societal implications, and could exceed estimated budgets. We may experience challenges that prevent new strategies or technologies from being realized according to anticipated schedules. With respect to AI capabilities in particular, leveraging such AI capabilities for our internal functions and operations may present new risks, costs and challenges. The development, adoption and use of AI technologies is still in the early stages and involves significant uncertainties, which may expose us to legal, reputational and financial harm. Moreover, the use of AI may give rise to risks related to harmful content, accuracy, bias, intellectual property infringement or misappropriation, defamation, data privacy, cybersecurity and health and safety, among others, and also brings the possibility of new or enhanced governmental or regulatory scrutiny, litigation or other legal liability, or ethical concerns and could adversely affect our business. If we are unable to maintain current information technology and processes or encounter delays, or fail to leverage new technologies or address concerns relating to the responsible use of new technology, including AI, in our services, then the execution of our business plans may be disrupted. Similarly, our employees require effective tools, technologies and techniques to perform functions integral to our business. Failure to successfully provide such items, or ensure that employees have properly adopted them, could materially and adversely impact our ability to achieve positive business outcomes.

Interruption or failure of our information technology, communications systems or data services could impair our ability to provide our services effectively, which could damage our reputation and materially harm our operating results.

Our business requires the continued operation of information technology and communication systems and network infrastructure. Our ability to conduct our global business may be materially adversely affected by disruptions to these systems or our infrastructure. Our information technology and communications systems are vulnerable to damage or disruption from fire, power loss, telecommunications failure, system malfunctions, computer viruses, cyberattacks, natural disasters such as hurricanes, earthquakes and floods, acts of war or terrorism, employee errors or malfeasance, or other events which are beyond our control. Cyberattacks and malware pose growing threats to many companies, and we, as well as our third-party service providers, have been a target and may continue to be a target of such threats, which could expose us to liability, reputational harm and significant remediation costs and cause material harm to our business and financial results. In addition, the timely operation and maintenance of these systems and networks is in some cases dependent on third-party technologies, systems and service providers for which there is no certainty of uninterrupted availability. Any of these events could cause system interruption, delays and loss, corruption or exposure of data or intellectual property and may also disrupt our ability to provide services to or interact with our clients, contractors and vendors, and we may not be able to successfully implement contingency plans. Furthermore, while we have certain business interruption and cyber insurance coverage and various contractual arrangements that can serve to mitigate costs, damages and liabilities, any such event could result in substantial recovery and remediation costs and liability to customers, business partners and other third parties. We have crisis management, business continuity and disaster recovery plans and backup systems to reduce the potentially adverse effect of such events, but our crisis management, business continuity and disaster recovery planning may not be sufficient and cannot account for all eventualities, and a catastrophic event that results in the destruction or disruption of any of our data centers and third-party cloud hosting providers or our critical business or information technology systems could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially adversely affected.

Our business relies heavily on the use of commercial real estate data. A portion of this data is purchased or licensed from third-party providers for which there is no certainty of uninterrupted availability or accuracy. A disruption of our ability to provide data to our professionals and/or our clients or an inadvertent exposure of proprietary data could damage our reputation and competitive position, and our operating results could be adversely affected.

Failure to protect and maintain the security of our information and technology networks, including personal information and other client information, intellectual property and proprietary business information could materially adversely affect us.

Security breaches and other disruptions of our information and technology networks, as well as that of third-party vendors, could compromise our information and intellectual property and expose us to liability, reputational harm and significant remediation costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store confidential data, including our proprietary business information and intellectual property, and that of our clients and personal information (also referred to as "personal data" or "personally identifiable information") of our employees, contractors and vendors, in our data centers, networks and third-party cloud hosting providers. The secure collection, use, storage, retention, maintenance, sharing, processing, transfer, transmission, disclosure, and protection (collectively, "Processing") of this information is critical to our operations. Although we and our vendors continue to implement new security measures and regularly conduct employee training, our information technology and infrastructure may nevertheless be vulnerable to cyberattacks by third parties or breached due to employee error, malfeasance or other disruptions. These risks have been heightened in connection with the ongoing conflict between Russia and Ukraine, instability in the Middle East, and rising tensions in East Asia, including China. When geopolitical conflicts develop, critical infrastructures may be targeted by state-sponsored cyberattacks even if they are not directly involved in the conflict. An increasing number of companies that rely on information and technology networks have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their websites or infrastructure. The techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems, change frequently, may be difficult to detect, and often are not recognized until launched against a target. The rapid evolution and increased adoption of AI technologies may intensify these security risks, and the emergence and maturation of AI capabilities may also lead to new and/or more sophisticated methods of attack. This includes fraud that relies upon "deep fake" impersonation technology or other forms of generative automation that enhance the effectiveness of cyber threats. To date, we have not experienced any cybersecurity breaches that have been material, either individually or in the aggregate. However, there can be no assurance that we will be able to prevent any material events from occurring in the future.

Our business is subject to complex and evolving United States and international laws and regulations regarding privacy, data protection, and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, increased cost of operations or otherwise harm our business.

We are subject to numerous United States federal, state, local, and international laws and regulations regarding privacy, data protection and cybersecurity that govern the processing of certain data (including personal information, sensitive information, health information, and other regulated data). These laws and regulations are increasing in severity, complexity and number, change frequently, and increasingly conflict among the various jurisdictions in which we operate, which has resulted in greater compliance risk and cost for us.

As of December 31, 2025, we are required to comply with the European Union General Data Protection Regulation (GDPR) as well as the United Kingdom (U.K.) equivalent and other global data protection laws (including in Switzerland, Japan, Singapore, China, India, United Arab Emirates, Australia, and Brazil), the implementation of which exposes us to parallel data protection regimes, each of which potentially authorizes similar fines and other enforcement actions for certain violations. Several jurisdictions in which we operate are considering or have proposed or enacted legislation and policies regulating AI and non-personal data, such as the European Union's AI Act. These new regulations may diverge from one another, which could require us to navigate different obligations and enforcement actions in different geographies. Any violations of these laws may lead to reputational damage, financial penalties and increased regulatory scrutiny and oversight.

In the U.S., the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020) broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for certain violations, and established a regulatory agency dedicated to enforcing those requirements. At least nineteen U.S. states have also passed consumer privacy laws, and several states, most notably Illinois and Texas, have passed laws regulating the processing of biometric information. Without any overarching federal privacy law, the patchwork of privacy legislation formed by individual state laws heightens the costs of compliance, the risks of noncompliance, and the potential for enforcement actions by individual state attorneys general.

We are also subject to an increasing number of reporting obligations in respect of material cybersecurity incidents. These reporting requirements have been proposed or implemented by a number of regulators in different jurisdictions, may vary in their scope and application, and could contain conflicting requirements. Certain of these rules and regulations may require us to report a cybersecurity incident before we have been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from our cybersecurity incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report cybersecurity incidents under these rules could also result in regulatory investigations, litigation, monetary fines, sanctions, or subject us to other forms of liability.

A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of client, employee or other personal information or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, perceived or actual non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations and the services we provide to clients, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, impact our ability to provide timely and accurate financial data and cause a loss of confidence in our services and financial reporting, which could adversely affect our business, revenues, competitive position and investor confidence. Additionally, we rely on third parties to support our information and technology networks, including cloud storage solution providers, and as a result have less direct control over our data and information technology systems. Such third parties are also vulnerable to security breaches and compromised security systems, for which we may not be indemnified and which could materially adversely affect us and our reputation.

Legal and Regulatory Related Risks

We are subject to various litigation and regulatory risks and may face financial liabilities and/or damage to our reputation as a result of litigation or regulatory investigations or proceedings.

Our businesses are exposed to various litigation and regulatory risks, especially within our valuations business. Although we maintain insurance coverage for most of this risk, insurance coverage is unavailable at commercially reasonable pricing for certain types of exposures. Additionally, our insurance policies and/or self-insurance reserves may not cover us in the event of grossly negligent or intentionally wrongful conduct or may not be sufficient to pay the full damages. Accordingly, an adverse result in a litigation against us, or a lawsuit that results in a substantial legal liability for us (and particularly a lawsuit that is not insured), could have a disproportionate and material adverse effect on our business, financial condition and results of operations. Furthermore, an adverse result in regulatory proceedings, if applicable, could result in fines or other liabilities or adversely impact our operations. Prolonged or complex investigations, even if they do not result in regulatory or other proceedings or adverse findings, may result in significant costs that may not be covered by insurance and in diversion of employee resources. In addition, we depend on our business relationships and our reputation for high-caliber professional services to attract and retain clients. As a result, allegations against us, or the announcement of a regulatory investigation involving us, irrespective of the ultimate outcome of that allegation or investigation, may harm our professional reputation and as such materially damage our business and its prospects.

Our businesses, financial condition, results of operations and prospects could be adversely affected by new laws or regulations or by changes in existing laws or regulations or the application thereof. If we fail to comply with laws and regulations applicable to us, or make incorrect determinations in complex tax regimes, we may incur material financial penalties.

We are subject to numerous federal, state, local and non-U.S. laws and regulations specific to the services we perform in our business. Brokerage of real estate sales and leasing transactions and the provision of property management and valuation services require us and our employees to maintain applicable licenses in each U.S. state and certain non-U.S. jurisdictions in which we perform these services. If we and our employees fail to maintain our licenses or conduct these activities without a license, or violate any of the regulations covering our licenses, we may be required to pay fines (including treble damages in certain states) or return commissions received or have our licenses suspended or revoked. A number of our services, including the services provided by our indirect wholly-owned subsidiaries, CBRE Capital Markets and CBRE Investment Management, are subject to regulation by the SEC, Financial Industry Regulatory Authority (FINRA), or other self-regulatory organizations and state securities regulators and compliance failures or regulatory action could adversely affect our business. We could be subject to disciplinary or other actions in the future due to claimed noncompliance with these regulations, which could have a material adverse effect on our operations and profitability.

We are also subject to laws of broader applicability, such as tax, securities, environmental, employment laws and anti-bribery, anti-money laundering and corruption laws, including the Fair Labor Standards Act, occupational health and safety regulations, U.S. state wage-and-hour laws, the U.S. FCPA and the U.K. Bribery Act. Failure to comply with these requirements could result in the imposition of significant fines by governmental authorities, awards of damages to private litigants and significant amounts paid in legal fees or settlements of these matters.

Telford Homes, our residential development subsidiary in the U.K., is subject to certain U.K. laws and requirements that obligates U.K. homebuilders to remediate or fund the remediation work relating to certain fire-safety issues on their constructed buildings. The estimated remediation costs for in-scope buildings are subjective, highly complex and dependent on a number of variables outside of Telford Homes' control and, as a result, the aggregate costs and liabilities related to these remediations are uncertain. For additional information, see Note 22 – Telford Fire Safety Remediation, in the notes to the consolidated financial statements included in this Annual Report. In the event Telford Homes is unable to satisfy its obligations and liabilities under such government requirements and U.K. laws, Telford Homes and potentially its affiliates could face material business interruption, litigation, liabilities and reputational damage.

As the size and scope of our business has increased significantly, compliance with numerous licensing and other regulatory requirements and the possible loss resulting from non-compliance have both increased. New or revised legislation or regulations applicable to our business, both within and outside of the U.S., as well as changes in administrations or enforcement priorities may have an adverse effect on our business, including increasing the costs of regulatory compliance or preventing us from providing certain types of services in certain jurisdictions or in connection with certain transactions or clients. We are unable to predict how any of these new laws, rules, regulations and proposals will be implemented or in what form, or whether any additional or similar changes to laws or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our businesses, financial condition, results of operations and prospects.

Evolving corporate governance and public disclosure regulations and expectations, including with respect to sustainability matters, could expose us to risks.

In recent years, there has been heightened interest from regulators, customers, investors, employees and other stakeholders on sustainability matters and related disclosures. Such attention to sustainability matters, including expanding mandatory and voluntary reporting, diligence, and management practices on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report on. Further, rising client expectations for sustainability performance may be at odds with simultaneous pressure for low-cost delivery. Relatedly, our clients use sustainability performance data managed by us (including, but not limited to, data used in the calculation of GHG emissions) in their own regulatory filings, and such data is subject to financial grade assurance. At the same time, regulators and other stakeholders have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives, including the enactment or proposal of "anti-ESG" legislation or policies. If our sustainability practices do not meet evolving stakeholders' expectations and assurance standards, or if we are unable to navigate conflicting stakeholder expectations, our reputation, ability to attract or retain employees, financial condition, results of operations and cash flows could be negatively impacted.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the New York Stock Exchange (NYSE) and the Financial Accounting Standards Board. Further, new and emerging regulatory initiatives, particularly in the EU, U.K., Australia and California, related to climate change and sustainability matters, could adversely affect our business, including, for example, the EU Corporate Sustainability Reporting Directive, and Taskforce on Climate-related Financial Disclosures (TCFD)-aligned reporting requirements in some jurisdictions. These and other legal and regulatory requirements continue to evolve in scope and complexity, making compliance more difficult and uncertain. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. We also expect to incur additional costs as we seek to engage in due diligence, verification and reporting in connection with our sustainability initiatives.

Further, we have announced, and may from time to time announce, certain initiatives, including goals, targets and objectives, related to GHG emissions and other sustainability matters, in our SEC filings or in other public disclosures. These initiatives and goals could be difficult and expensive to implement and we could be criticized for the scope or nature of such initiatives, or for any revisions thereto, or the accuracy, adequacy or completeness of related disclosures. Statements about our sustainability initiatives and goals, and progress against those goals, reflect our current plans, which are based on evolving standards for measuring progress, internal controls and processes that continue to mature, and assumptions regarding key dependencies that are beyond our control and subject to change in the future. There is no guarantee that we will be able to successfully achieve our initiatives or commitments related to sustainability matters, on the desired timeframes or at all. Achievement of our sustainability goals may also require us to incur additional costs or to make changes to our operations which could adversely affect our business and results of operations.

Exposure to additional tax liabilities and changes in tax laws and regulations could adversely affect our financial results.

We operate in many jurisdictions with complex and varied tax regimes and are subject to different forms of taxation resulting in a variable effective tax rate. Due to the different tax laws in the many jurisdictions where we operate, we are often required to make subjective determinations. The tax authorities in the various jurisdictions where we carry on business may not agree with the determinations that are made by us with respect to the application of tax law. Such disagreements could result in disputes and, ultimately, in the payment of additional funds to the government authorities in the jurisdictions where we carry on business, which could have an adverse effect on our results of operations. In addition, changes in tax rules or the outcome of tax assessments and audits could have an adverse effect on our results in any particular quarter.

In addition, changes in tax laws or regulations and multi-jurisdictional changes enacted in response to the action items provided by the Organization for Economic Co-operation and Development (OECD), including the OECD's accord to set a minimum global corporate tax rate of 15%, increase tax uncertainty and could impact the company's effective tax rate and provision for income taxes. Given the unpredictability of possible further changes to and the potential interdependency of the United States or foreign tax laws and regulations, it is difficult to predict the cumulative effect of such tax laws and regulations on the company's results of operations.

Risks Related to our Internal Controls and Accounting Policies

If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and our results of operations and stock price could be materially adversely affected.

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we cannot maintain and execute adequate internal control over financial reporting or implement required new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, incur incremental compliance costs, fail to meet our public reporting requirements on a timely basis, be unable to properly report on our business and our results of operations, or be required to restate our financial statements, and our results of operations, our stock price and our ability to obtain new business could be materially adversely affected.

Our goodwill and other intangible assets could become impaired, which may require us to take material non-cash charges against earnings.

Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of our goodwill and other intangible assets has been impaired. Any impairment of goodwill or other intangible assets as a result of such analysis would result in a non-cash charge against earnings, and such charge could materially adversely affect our reported results of operations, stockholders' equity and our stock price. A significant and sustained decline in our future cash flows, a significant adverse change in the economic environment, slower growth rates or if our stock price falls below our net book value per share for a sustained period, could result in the need to perform additional impairment analysis in future periods. If we were to conclude that a future write-down of goodwill or other intangible assets is necessary, then we would record such additional charges, which could materially adversely affect our results of operations.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

Risk Management and Strategy

We recognize the importance of developing, implementing and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of data. We have integrated cybersecurity risk management into our broader risk management framework. Our risk management team works with management and our digital & technology organization to evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Our cybersecurity program is focused on the following areas:

- Governance: We leverage multiple cybersecurity frameworks (e.g., ISO 27001 and NIST CSF) and regulatory requirements to form our Information Security Management System (ISMS), which is defined through policies and standards. Policies are applicable to all employees globally. These policies are reviewed periodically to ensure they remain relevant. For additional information regarding governance of our cybersecurity program, see the sections below entitled "Board Oversight of Cybersecurity Risks" and "Management's Role in Assessing and Managing Cybersecurity Risks."

- Technical Safeguards: We deploy technical and procedural measures to protect our and our clients' technology and data. Protection measures include, but are not limited to, network firewalls, network intrusion detection and prevention, penetration testing, attack surface management, vulnerability assessments and remediation processes, threat intelligence, anti-malware and access controls, plus data loss prevention and monitoring.

- Security Awareness and Training: All employees are required to adhere to our Standards of Business Conduct, which identifies an employee's responsibility for information security, confidentiality, and acceptable use of information and technology. We provide annual cybersecurity training for all employees, as well as enhanced role-specific information security training for certain employees. In addition to this training, security awareness articles are disseminated periodically throughout the year. We also sponsor a "Cybersecurity Awareness Month" in October each year and conduct regular phishing detection and response exercises.

- Incident Response Plans: We maintain and update incident response plans that address the life cycle of a cybersecurity incident and routinely evaluate the effectiveness of such plans. Incident response plans focus on cybersecurity risk issues, including detection, response and recovery; cybersecurity threats, including external communication and legal compliance; and breach simulations and penetration testing through internal and external exercises. We have previously engaged a third-party expert to oversee a cybersecurity incident response exercise to test pre-planned response actions from our incident response plan and to facilitate group discussions regarding the effectiveness of our cybersecurity incident response strategies and tactics.

- Third-Party Suppliers and Service Providers: We conduct periodic vendor security reviews and risk assessments for prospective and significant current third-party technical suppliers and service providers. Vendor security reviews evaluate numerous key security controls and the outputs of these reviews are used as part of business decisions regarding procurement and to assess a vendor's overall security posture relative to a defined set of security criteria.

- Certifications: Our security program is audited on an annual basis by several independent groups including an accredited certification body, leading accounting firms and institutional clients.

- Experts: We engage a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our cybersecurity program. Our collaboration with these third-parties includes periodic audits, threat assessments and consultation on security enhancements.

Risks from Cybersecurity Threats

We have experienced, and may in the future experience, whether directly or through our service providers or other channels, cybersecurity incidents. While prior incidents have not been material and have not had a material impact on us, future incidents could have a material impact on our business strategy, results of operations or financial condition. Although our processes are designed to help prevent, detect, respond to and mitigate the impact of such incidents, there is no guarantee that they will be sufficient to prevent or mitigate the risk of a cyberattack or the reputational, operational, legal or financial impacts that may result. For additional information regarding risks from cybersecurity threats, see "Item 1A. Risk Factors—Risks Related to our Information Technology, Cybersecurity and Data Protection" in this Annual Report.

Board Oversight of Cybersecurity Risks

Our Board of Directors (Board) is responsible for the oversight of our risk management program and regularly reviews information regarding our most significant strategic, operational, financial, legal and compliance risks, including cybersecurity risks. The Board delegates its oversight of cybersecurity risks to the Audit Committee; however, the Board reviews risks and mitigation plans through direct presentations and discussions with management as well as through receipt of committee chair reports at each regularly scheduled Board meeting.

The Audit Committee is responsible for evaluating and overseeing the management of risks related to information technology, which includes cybersecurity risks. The Audit Committee receives quarterly reports from our Chief Information Security Officer (CISO) regarding cybersecurity matters and related risk exposures. The Audit Committee Chair regularly updates the Board on such matters and the Board also periodically receives reports from management directly. Our Board escalation protocols require material cybersecurity incidents or data breaches to be reported to the Board on a real-time basis.

Management's Role in Assessing and Managing Cybersecurity Risks

Our CISO is responsible for setting the strategy and communicating cybersecurity risks. Our CISO's team is also responsible for defining policies, standards, architecture and processes for cybersecurity globally. With over 28 years of experience in the field of cybersecurity, our CISO brings a wealth of expertise to his role. His background includes extensive experience as an enterprise CISO.

Our CISO, in conjunction with other digital & technology leaders, implements and oversees processes for the regular monitoring of our information systems. This includes escalation protocols to identify, assess and escalate cyber incidents. We also deploy security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, our CISO is equipped with a defined incident response plan. Our CISO meets quarterly with our risk management team and provides quarterly reports to the Audit Committee.

Item 2.   **Properties.**

As of December 31, 2025, we occupied offices, excluding offices occupied by affiliates, in the following geographical regions:

	Sales Offices [1]	Coworking Spaces [2]	Corporate Offices	Total
Americas	278	134	1	413
Europe, Middle East and Africa (EMEA)	268	11	1	280
Asia Pacific	142	11	1	154
Total	688	156	3	847

[1] Includes 145 offices of Turner & Townsend, including 42 in the Americas, 70 in EMEA, and 33 offices in APAC regions.

[2] Primarily relates to space for which Industrious is a lessee for an open coworking location.

Some of our offices house employees from more than one of our business segments (i.e. an office might house employees from all four of our business segments). As such, we have provided the above office totals by geographic region rather than by business segment in order to avoid counting our offices multiple times.

We provide flexible workplace solutions and workplace experience services through Industrious, a company which we fully acquired in January 2025. Industrious provides flexible workspaces, which include dedicated offices, turnkey private suites, and on-demand access to coworking and meeting spaces.

We do not own any material real property and generally lease our office space and believe it is adequate for our current needs. The most significant terms of the leasing arrangements for our offices are the length of the lease and rent. Our leases have terms varying in duration. The rent payable under our office leases varies significantly from location to location as a result of differences in prevailing commercial real estate rates in different geographic areas. Our management believes that no single office lease is material to our business, results of operations or financial condition. In addition, we believe there is adequate alternative office space available at acceptable rental rates to meet our needs, although adverse movements in rental rates in some markets may negatively affect our profits in those markets when we enter into new leases.

Item 3.   **Legal Proceedings.**

We are a party to a number of pending or threatened lawsuits arising out of, or incident to, our ordinary course of business. We believe that any losses in excess of the amounts accrued as liabilities on our consolidated financial statements are unlikely to be significant, but litigation is inherently uncertain and there is the potential for a material adverse effect on our consolidated financial statements if one or more matters are resolved in a particular period in an amount materially in excess of what we anticipated.

Item 4.   **Mine Safety Disclosures.**

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Stock Price Information

Our Class A common stock has traded on the NYSE under the symbol "CBRE" since March 19, 2018. Prior to that, from June 10, 2004 to March 18, 2018, our Class A common stock traded on the NYSE under the symbol "CBG."

As of February 10, 2026, there were 54 stockholders of record of our Class A common stock. This figure does not include beneficial owners who hold shares in nominee name.

Dividend Policy

We have not declared or paid any cash dividends on any class of our common stock since our inception on February 20, 2001. Any future determination to pay cash dividends will be at the discretion of our Board of Directors (Board) and will depend on our financial condition, acquisition or other opportunities to invest capital, results of operations, capital requirements and other factors that the Board deems relevant.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

Open market share repurchase activity during the three months ended December 31, 2025 was as follows (dollars in millions, except per share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs [1]
October 1, 2025 - October 31, 2025	— $	—	—	
November 1, 2025 - November 30, 2025	1,289,104	155.15	1,289,104	
December 1, 2025 - December 31, 2025	578,214	160.84	578,214	
	1,867,318 $	156.91	1,867,318	$ 4,866

---

[1] In November 2024, our Board authorized an additional $5.0 billion to our existing $4.0 billion share repurchase program (as amended, the 2024 program) bringing the total authorized amount under the 2024 program to a total of $9.0 billion as of December 31, 2025. The Board also extended the term of the 2024 program through December 31, 2029. During the fourth quarter of 2025, we repurchased an aggregate of $293 million of our common stock under the 2024 program. The remaining $4.9 billion in the table represents the amount available to repurchase shares under the 2024 program as of December 31, 2025.

Our stock repurchase program does not obligate us to acquire any specific number of shares. Under this program, shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act. Our stock repurchases have been funded with cash on hand and we intend to continue funding future repurchases with existing cash. We may utilize our stock repurchase programs to continue offsetting the impact of our stock-based compensation program and on a more opportunistic basis if we believe our stock presents a compelling investment compared to other discretionary uses. The timing of any future repurchases and the actual amounts repurchased will depend on a variety of factors, including the market price of our common stock, general market and economic conditions and other factors.

Stock Performance Graph

The graph below matches the 5 Year Cumulative Total Return of holders of CBRE Group, Inc.'s common stock with the cumulative total returns of the S&P 500 Index and a customized peer group of eight companies that includes: JLL, a global commercial real estate services company publicly traded in the U.S., as well as the following companies that have significant commercial real estate or real estate capital markets businesses within the U.S. or globally, that in each case are publicly traded in the U.S. or abroad: Colliers International Group Inc. (CIGI), Cushman & Wakefield plc (CWK), ISS A/S (ISS), Marcus & Millichap, Inc. (MMI), Newmark Group Inc. (NMRK), Savills plc (SVS.L), and Walker & Dunlop, Inc. (WD). These companies are reasonably comparable to us, or include divisions with business lines reasonably comparable to some or all of ours, and represent our current primary competitors.

The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on December 31, 2020 and tracks it through December 31, 2025. Our stock price performance shown in the graph below is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN [1]
AMONG CBRE GROUP, INC., THE S&P 500 INDEX [2],
AND PEER GROUP



	12/31/20	12/21	12/22	12/23	12/24	12/25
CBRE Group, Inc.	$ 100.00	$ 173.01	$ 122.70	$ 148.42	$ 209.33	$ 256.36
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
Peer Group	100.00	164.69	104.23	122.62	141.65	168.39

[1] $100 invested on December 31, 2020 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

[2]

This graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference therein, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

The following discussion provides an analysis of the company's financial condition and results of operations from management's perspective and should be read in conjunction with the consolidated financial statements and related notes included in this Annual Report. Discussion regarding our financial condition and results of operations for the year ended December 31, 2024 and comparisons between the years ended December 31, 2024 and 2023 are included in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the company's 2024 Annual Report was filed with the SEC on February 14, 2025.

Overview

CBRE is the world's largest commercial real estate services and investment firm (based on 2025 revenue). In 2025, we served clients through four business segments – Advisory Services, Building Operations & Experience (BOE), Project Management and Real Estate Investments (REI) – which are described in "Item 1. Business" in this Annual Report. We generate revenue from both resilient sources and non-recurring sources, including commissions generated by transactions. Our revenue mix has become more weighted towards resilient revenue sources, particularly occupier outsourcing and project management, and we are less dependent on cyclical property sales and lease transaction revenue. Non-recurring transactional revenue and earnings within our Advisory Services segment (notably property sales and leasing) have historically been highest in the year's fourth quarter due to a focus on completing transactions prior to year-end, but such seasonality has decreased as transactions have comprised a smaller proportion of our total revenue.

Business Environment

The operating environment for commercial real estate improved considerably in 2025. This is evident in markedly increased property leasing and sales activity compared with 2024 levels. Occupier demand for office, industrial and data center space in the U.S. was notably strong throughout the year. Broader capital availability, lower borrowing costs and improved occupancy market fundamentals buoyed investor sentiment and led to increased real estate sales and financing activity in 2025. Large occupiers' growing appetite for outsourcing services continued to underpin demand for facilities management and project management activities.

Capital Allocation

We deployed approximately $2.7 billion of capital in 2025. Our largest deployments for the year were approximately $1.2 billion for the acquisition of Pearce, a leading provider of advanced technical services for digital and power infrastructure, and approximately $468 million to acquire the remaining 60% equity interest in Industrious, a flexible-workplace solutions and workplace experience platform. In addition, we deployed $956 million in 2025 to repurchase 7,052,481 shares.

Results of Operations

The following presents highlights of CBRE's performance for the year ended December 31, 2025 (percentages represent comparison to 2024 results):

Revenue	GAAP Net Income	Core EBITDA [1]
$40.6B	$1.2B	$3.3B
13.4%	19.5%	22.3%

GAAP Earnings Per Share (EPS)	Core EPS [1]	
$3.85	$6.38	
22.6%	25.1%	

An improved operating environment supported strong growth for CBRE in 2025. Overall, revenue increased 13.4%. This included 13.4% revenue growth in our resilient businesses (including facilities management, project management, property management, loan servicing, valuations, other portfolio services, and recurring investment management fees), and 13.6% revenue growth in our transactional businesses (property sales, leasing, mortgage origination, carried interest and incentive fees in our investment management business, and development fees).

---

[1]   See "Non-GAAP Financial Measures."

The following table sets forth items derived from our consolidated statements of operations for the years ended December 31, 2025 and 2024 (dollars in millions):

| | Year Ended December 31, [1] | | | |
	2025		2024	
Revenue:				
Facilities management	$ 20,645	50.9 %	$ 18,232	51.0 %
Property management	2,579	6.4 %	1,976	5.5 %
Project management	7,657	18.9 %	6,809	19.0 %
Advisory leasing	4,497	11.1 %	3,895	10.9 %
Valuation	815	2.0 %	751	2.1 %
Loan servicing	503	1.2 %	497	1.4 %
Other portfolio services	354	0.9 %	389	1.1 %
Capital markets:				
Advisory sales	2,120	5.2 %	1,767	4.9 %
Commercial mortgage origination	551	1.4 %	430	1.2 %
Investment management	602	1.5 %	650	1.8 %
Development services	277	0.7 %	388	1.1 %
Corporate, other and eliminations	(50)	(0.1)%	(17)	0.0 %
Total revenue	40,550	100.0 %	35,767	100.0 %
Costs and expenses:				
Pass-through costs [2]	16,746	41.3 %	14,899	41.7 %
Cost of revenue, excluding pass-through costs	16,238	40.0 %	13,912	38.9 %
Operating, administrative and other	5,543	13.7 %	5,011	14.0 %
Depreciation and amortization	729	1.8 %	674	1.9 %
Total costs and expenses	39,256	96.8 %	34,496	96.4 %
Gain on disposition of real estate	459	1.1 %	142	0.4 %
Operating income	1,753	4.3 %	1,413	4.0 %
Equity income (loss) from unconsolidated subsidiaries	40	0.1 %	(19)	(0.1)%
Other income	19	0.0 %	39	0.1 %
Interest expense, net of interest income	216	0.5 %	215	0.6 %
Write-off of financing costs on extinguished debt	2	0.0 %	—	0.0 %
Income before provision for income taxes	1,594	3.9 %	1,218	3.4 %
Provision for income taxes	317	0.8 %	182	0.5 %
Net income	1,277	3.1 %	1,036	2.9 %
Less: Net income attributable to non-controlling interests	120	0.3 %	68	0.2 %
Net income attributable to CBRE Group, Inc.	$ 1,157	2.9 %	$ 968	2.7 %
Core EBITDA	$ 3,308	8.2 %	$ 2,704	7.6 %

[1] Calculated as a percentage of Total Revenue.

[2] Pass-through costs represent certain costs incurred associated with subcontracted third-party vendor work performed for clients. These costs are reimbursable by clients and the corresponding amounts owed are reflected within Revenue.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

We reported consolidated net income of $1.2 billion for the year ended December 31, 2025 on revenue of $40.6 billion as compared to consolidated net income of $968 million on revenue of $35.8 billion for the year ended December 31, 2024.

Revenue increased 13.4%, reflecting double-digit growth across the Advisory Services, BOE and Project Management segments, partially offset by a decrease in revenue in the REI segment.

Foreign currency translation had a 0.7% positive impact on total revenue during the year ended December 31, 2025, primarily driven by strength in the British pound sterling and euro, partially offset by weakness in the Indian rupee, Canadian dollar and Australian dollar.

Pass-through costs increased 12.4% during the year ended December 31, 2025 as compared to the same period in 2024 primarily due to revenue growth in the BOE and Project Management segments. Foreign currency translation had a 0.7% negative impact on pass-through costs.

Cost of revenue, excluding pass-through costs increased 16.7% during the year ended December 31, 2025 as compared to the same period in 2024 primarily due to revenue growth consisting of higher commission expense and employee compensation, as well as higher indirect reimbursed costs. Foreign currency translation had a 0.6% negative impact on total cost of revenue, excluding pass-through costs. Cost of revenue, excluding pass-through costs increased slightly to 40.0% of total revenue from 38.9%.

Operating, administrative and other expenses increased 10.6% during the year ended December 31, 2025 as compared to the same period last year primarily due to an increase in employee compensation driven by revenue growth, third-party fees related to acquisitions and integration activities, along with an increase in Telford's fire safety provision. Foreign currency translation had a 0.7% negative impact on total operating expenses during the year ended December 31, 2025. Operating, administrative and other expenses as a percentage of revenue decreased to 13.7% from 14.0%, as operating expenses grew slower than revenue.

Depreciation and amortization expense increased by 8.2% during the year ended December 31, 2025 as compared to the same period in 2024, reflecting higher depreciation and amortization expense related to assets acquired from recent acquisitions, such as Pearce and Industrious.

Gain on disposition of real estate increased by $317 million during the year ended December 31, 2025, driven by monetization of real estate development projects and land sites in the REI segment.

We reported equity income of $40 million during the year ended December 31, 2025 compared to equity loss of $19 million in the same period in 2024. This was primarily driven by positive co-investment returns and sales in the current period, compared to higher unrealized equity losses in the prior period, driven by a fair value adjustment related to our non-core strategic equity investment in Altus Power, Inc. (Altus).

Other income decreased by 51.3% during the year ended December 31, 2025 as compared to the same period in 2024, primarily due to prior year positive fair value adjustments on certain investments.

Interest expense, net of interest income, increased by 0.5% for the year ended December 31, 2025, compared to the same period in 2024. This increase from the impact of increased commercial paper borrowings and issuance of senior term loans and new senior unsecured notes was essentially offset by the impact of net investment hedging activity.

Our provision for income taxes on a consolidated basis was $317 million for the year ended December 31, 2025 as compared to $182 million in 2024. Our effective tax rate increased to 19.9% in 2025 from 15.0% in 2024. The increase was primarily related to the benefit recognized in 2024 for the reversal of unrecognized tax positions.

The Organization for Economic Co-operation & Development (OECD) Pillar Two Model Rules established a minimum global effective tax rate of 15% on country-by country profits of large multinational companies. European Union member states along with many other countries adopted or expect to adopt the OECD Pillar Two Model effective January 1, 2024, or thereafter. In January 2026, the OECD issued a comprehensive Side by Side Package, which introduces additional administrative guidance intended to enhance coordination and simplify aspects of the global minimum tax framework. The package includes several new safe harbors including the new Side by Side and Ultimate Parent Entity safe harbors that may deem certain top-up taxes to be zero in jurisdictions with qualifying minimum tax regimes, such as the United States. We will continue to monitor additional administrative guidance and legislative action to incorporate the guidance into local law to assess the global impact of the Pillar Two Model Rules. The impact of Pillar Two top-up taxes was insignificant for 2025.

Resilient and Transactional Revenue

Revenue from resilient business lines is calculated as follows (dollars in millions):

	Year Ended December 31,			
	2025		**2024**	
Revenue from resilient business lines				
Facilities management	$	20,645	$	18,232
Property management		2,579		1,976
Project management		7,657		6,809
Valuation		815		751
Loan servicing		503		497
Other portfolio services		354		389
Recurring investment management fees [1]		559		537
Revenue from resilient business lines		33,112		29,191
Revenue from transactional business lines [2]		7,488		6,593
Corporate, other and eliminations		(50)		(17)
Total revenue	$	40,550	$	35,767

[1] Recurring investment management fees is included in Investment management revenue.

[2] Transactional businesses include property sales, leasing, mortgage origination, carried interest and incentive fees in our investment management business, and development fees.

Segment Operations

In January 2025, we combined our project management business with our Turner & Townsend majority-owned subsidiary and created a fourth reportable segment, Project Management. In addition, on January 16, 2025, we acquired full ownership of Industrious, a provider of premium flexible workplace solutions, and established a new business segment, Building Operations & Experience (BOE), comprised of enterprise and local facilities management, property management and flexible workplace solutions.

In connection with the transactions described above, we organized our operations around, and publicly report our financial results for, four reportable business segments: (1) Advisory Services; (2) BOE; (3) Project Management; and (4) REI.

Advisory Services provides a comprehensive range of services globally, including leasing, capital markets (property sales and loan origination), loan servicing, and valuation. BOE provides a broad suite of integrated, contractually based outsourcing services to occupiers and owners of real estate, including facilities management and property management. Our Project Management business delivers program management, project management and cost consultancy services across commercial real estate, infrastructure and natural resources sectors. REI is a major real assets developer, investor and operator and is comprised of two businesses: investment management and development services.

We also have a Corporate and Other segment. Corporate primarily consists of corporate overhead costs, and costs associated with our platform that are not allocated to segments, including corporate leadership costs. Other consists of activities from strategic non-core non-controlling equity investments and is considered an operating segment but does not meet the aggregation criteria for presentation as a separate reportable segment and is, therefore, combined with Corporate and reported as Corporate and other. It also includes eliminations related to inter-segment revenue. For additional information on our segments, see Note 20 – Segments of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

Advisory Services

The following table summarizes our results of operations for our Advisory Services operating segment for the years ended December 31, 2025 and 2024 (dollars in millions):

	Year Ended December 31, [1]				
	2025			**2024**	
Revenue:					
Advisory leasing	$	4,497	50.9 %	$ 3,895	50.4 %
Valuation		815	9.2 %	751	9.7 %
Loan servicing		503	5.7 %	497	6.4 %
Other portfolio services		354	4.0 %	389	5.0 %
Capital markets:					
Advisory sales		2,120	24.0 %	1,767	22.9 %
Commercial mortgage origination		551	6.2 %	430	5.6 %
Total segment revenue		8,840	100.0 %	7,729	100.0 %
Costs and expenses:					
Pass-through costs [2]		50	0.6 %	61	0.8 %
Cost of revenue, excluding pass-through costs		5,247	59.4 %	4,416	57.1 %
Operating, administrative and other		1,866	21.1 %	1,793	23.2 %
Depreciation and amortization		274	3.1 %	259	3.4 %
Total costs and expenses		7,437	84.1 %	6,529	84.5 %
Operating income		1,403	15.9 %	1,200	15.5 %
Equity loss from unconsolidated subsidiaries		—	0.0 %	(8)	(0.1)%
Other income		6	0.1 %	2	0.0 %
Add-back: Depreciation and amortization		274	3.1 %	259	3.4 %
Adjustments:					
Impact of fair value non-cash adjustments related to unconsolidated equity investments		2	0.0 %	9	0.1 %
Business and finance transformation		15	0.2 %	—	0.0 %
Non-cash pension buy-out settlement loss		147	1.7 %	—	0.0 %
Costs associated with efficiency and cost-reduction initiatives		(13)	(0.1)%	40	0.5 %
Segment operating profit	$	1,834		$ 1,502	

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[1] Calculated as a percentage of Total Revenue.

[2] Pass-through costs represent certain costs incurred associated with subcontracted third-party vendor work performed for clients. These costs are reimbursable by clients and the corresponding amounts owed are reflected within Revenue.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenue increased 14.4% for the year ended December 31, 2025 as compared to the same period in 2024. Property sales revenue increased 20.0%, led by office, industrial, land and data centers in the U.S., APAC and Europe. Global leasing revenue rose 15.5%, led by industrial, data centers, and office leasing driven by Americas including 16.1% in the United States, EMEA which grew 15.9% and the United Kingdom, which grew 15.6%.

Foreign currency translation had a 0.4% positive impact on total revenue during the year ended December 31, 2025, primarily driven by strength in the euro and British pound sterling, partially offset by weakness in the Australian dollar and Canadian dollar.

Cost of revenue, excluding pass-through costs increased 18.8%, driven by business growth, higher commission expense and higher professional insurance and benefits, primarily resulting from a non-cash settlement charge related to a pension buy-out in the United Kingdom (U.K.). Foreign currency translation had a 0.3% negative impact on total cost of revenue, excluding pass-through costs. Cost of revenue, excluding pass-through costs slightly increased to 59.4% of total revenue from 57.1% of total revenue for the same period in 2024 primarily due to escalating commission payouts driven by strong revenue growth.

Operating, administrative and other expenses increased by 4.1% for the year ended December 31, 2025 as compared to the same period in 2024, primarily due to higher employee compensation and bonus, higher business promotion and advertising expense, driven by growth in the business. Foreign currency translation had a 0.4% negative impact on total operating expenses.

For the year ended December 31, 2025, mortgage servicing rights (MSR) contributed $151 million to operating income, offset by $146 million of amortization of related intangible assets. For the year ended December 31, 2024, MSRs contributed $123 million to operating income, offset by $138 million of amortization of related intangible assets. The increase was associated with higher origination activity given an increase in financing activities.

Depreciation and amortization expense increased 5.8% primarily due to higher amortization of mortgage servicing rights as described above.

Building Operations & Experience

The following table summarizes our results of operations for our BOE operating segment for the years ended December 31, 2025 and 2024 (dollars in millions):

	Year Ended December 31, [1]				
	2025			**2024**	
Revenue:					
Facilities management	$	20,645	88.9 %	$ 18,232	90.2 %
Property management		2,579	11.1 %	1,976	9.8 %
Total segment revenue		23,224	100.0 %	20,208	100.0 %
Costs and expenses:					
Pass-through costs [2]		12,529	53.9 %	11,168	55.3 %
Cost of revenue, excluding pass-through costs		8,370	36.0 %	7,066	35.0 %
Operating, administrative and other		1,353	5.8 %	1,194	5.9 %
Depreciation and amortization		269	1.2 %	234	1.2 %
Total costs and expenses		22,521	97.0 %	19,662	97.3 %
Operating income		703	3.0 %	546	2.7 %
Equity (loss) income from unconsolidated subsidiaries		(11)	0.0 %	6	0.0 %
Other income		11	0.0 %	4	0.0 %
Add-back: Depreciation and amortization		269	1.2 %	234	1.2 %
Adjustments:					
Integration and other costs related to acquisitions		92	0.4 %	39	0.2 %
Net results related to the wind-down of certain businesses [3]		30	0.1 %	—	0.0 %
Costs associated with efficiency and cost-reduction initiatives		—	0.0 %	65	0.3 %
Segment operating profit	$	1,094		$ 894	

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[1] Calculated as a percentage of Total Revenue.

[2] Pass-through costs represent certain costs incurred associated with subcontracted third-party vendor work performed for clients. These costs are reimbursable by clients and the corresponding amounts owed are reflected within Revenue.

[3] In 2025, management made the decision to wind down certain businesses within the BOE Segment.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenue increased 14.9% for the year ended December 31, 2025 as compared to the same period in 2024, reflecting double-digit growth in facilities management and property management, primarily driven by new client wins, contract expansions, and the strategic impact of recent acquisitions. Foreign currency translation had a 0.7% positive impact on total revenue, primarily driven by strength in the British pound sterling and euro, and partially offset by weakness in the Indian rupee.

Pass-through costs increased 12.2% during the year ended December 31, 2025 as compared to the same period in 2024 primarily due to revenue growth in the BOE segment. Foreign currency translation had a 0.7% negative impact on pass-through costs.

Cost of revenue, excluding pass-through costs increased 18.5%, driven by higher professional compensation and indirect managed spend, due to revenue growth, as well as an increase driven by acquisitions. Foreign currency translation had a 0.7% negative impact on total cost of revenue, excluding pass-through costs. Cost of revenue, excluding pass-through costs was 36.0% of total revenue, an increase from 35.0% for the year ended December 31, 2024.

Operating, administrative and other expenses increased 13.3%, primarily due to higher employee compensation and benefit expenses. Foreign currency translation had a 0.8% negative impact on total operating expenses during the year ended December 31, 2025.

Depreciation and amortization expense increased 15.0%, reflecting higher expenses related to intangibles from recent acquisitions such as Industrious.

Project Management

The following table summarizes our results of operations for our Project Management operating segment for the years ended December 31, 2025 and 2024 (dollars in millions):

| | Year Ended December 31, [1] | | | |
	2025		2024	
Segment revenue	7,657	100.0 %	6,809	100.0 %
Costs and expenses:				
Pass-through costs [2]	4,167	54.4 %	3,670	53.9 %
Cost of revenue, excluding pass-through costs	2,453	32.0 %	2,180	32.0 %
Operating, administrative and other	501	6.5 %	439	6.4 %
Depreciation and amortization	104	1.4 %	111	1.6 %
Total costs and expenses	7,225	94.4 %	6,400	94.0 %
Operating income	432	5.6 %	409	6.0 %
Other income	2	0.0 %	2	0.0 %
Add-back: Depreciation and amortization	104	1.4 %	111	1.6 %
Adjustments:				
Integration and other costs related to acquisitions	23	0.3 %	(22)	(0.3)%
Segment operating profit	$ 561		$ 500	

[1] Calculated as a percentage of Total Revenue

[2] Pass-through costs represent certain costs incurred associated with subcontracted third-party vendor work performed for clients. These costs are reimbursable by clients and the corresponding amounts owed are reflected within Revenue.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenue increased 12.5% for the year ended December 31, 2025, led by strong business activity in the United Kingdom, North America and the Middle East, as well as increased revenue from pass-through costs. Foreign currency translation had a 0.8% positive impact on total revenue, primarily driven by strength in the Swiss franc and Singapore dollar, and partially offset by weakness in the Indian rupee.

Pass-through costs increased 13.5% during the year ended December 31, 2025 as compared to the same period in 2024 primarily due to revenue growth in the Project Management segment. Foreign currency translation had a 0.6% negative impact on pass-through costs.

Cost of revenue, excluding pass-through costs increased 12.5%, driven by increased professional compensation and higher reimbursable expenses. Foreign currency translation had a 0.7% negative impact on total cost of revenue, excluding pass-through costs. Cost of revenue, excluding pass-through costs was 32.0% of total revenue and remained flat compared to year ended December 31, 2024.

Operating, administrative and other expenses increased 14.1%, primarily due to higher employee compensation expenses and higher office management and administrative salaries. Foreign currency translation had a 1.3% negative impact on total operating expenses during the year ended December 31, 2025.

Depreciation and amortization expense decreased 6.3%, reflecting lower amortization expense due to intangible assets being fully amortized in 2024.

Real Estate Investments

The following table summarizes our results of operations for our REI operating segment for the years ended December 31, 2025 and 2024 (dollars in millions):

| | Year Ended December 31, [1] | | | | | |
	2025			**2024**		
Revenue:						
Investment management	$	602	68.5 %	$	650	62.6 %
Development services		277	31.5 %		388	37.4 %
Total segment revenue		879	100.0 %		1,038	100.0 %
Costs and expenses:						
Cost of revenue		161	18.3 %		224	21.6 %
Operating, administrative and other		1,061	120.7 %		862	83.0 %
Depreciation and amortization		12	1.4 %		13	1.3 %
Total costs and expenses		1,234	140.4 %		1,099	105.9 %
Gain on disposition of real estate		432	49.1 %		142	13.7 %
Operating income		77	8.8 %		81	7.8 %
Equity income from unconsolidated subsidiaries		48	5.5 %		117	11.3 %
Other income		—	0.0 %		6	0.6 %
Add-back: Depreciation and amortization		12	1.4 %		13	1.3 %
Adjustments:						
Carried interest incentive compensation expense to align with the timing of associated revenue		10	1.1 %		8	0.8 %
Net results related to the wind-down of certain businesses [2]		44	5.0 %		—	0.0 %
Costs associated with efficiency and cost-reduction initiatives		1	0.1 %		3	0.3 %
Provision associated with Telford's fire safety remediation efforts		132	15.0 %		33	3.2 %
Segment operating profit	$	324		$	261	

[1] Calculated as a percentage of Total Revenue

[2] In 2025, management made the decision to wind down the legacy Telford Homes' construction self-delivery business.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenue decreased 15.3% for the year ended December 31, 2025 primarily due to lower incentive fees and carried interest partially offset by higher asset management fees in our Investment Management business and lower construction management and development fees from development services. Foreign currency translation had a 1.1% positive impact on total revenue during the year ended December 31, 2025, primarily driven by strength in the British pound sterling and euro.

Cost of revenue decreased 28.1% for the year ended December 31, 2025 as compared to the same period in 2024 due to lower construction costs incurred on our real estate development projects. Foreign currency translation had a 1.4% negative impact on total cost of revenue during the year ended December 31, 2025.

Operating, administrative and other expenses increased 23.1%, primarily due to an increase in Telford's fire safety provision, higher impairment losses and higher bonuses in the development services line of business, partially offset by a decrease in variable incentive compensation in our investment management line of business. Foreign currency translation had a 1.5% negative impact on total operating expenses.

Gain on disposition of real estate increased by $290 million compared to the same period in 2024 due primarily to gains recognized upon monetization of real estate development assets and land sites in the United States.

We recorded equity income from unconsolidated subsidiaries of approximately $48 million versus equity income of $117 million during the same period in 2024, primarily due to lower sales in the current year as compared to prior year.

A roll forward of our assets under management (AUM) by product type for the year ended December 31, 2025 is as follows (dollars in billions):

	Funds	Separate Accounts	Securities	Total
Balance at December 31, 2024	$ 64.0	$ 73.4	$ 8.8	$ 146.2
Inflows	4.9	8.1	2.6	15.6
Outflows	(4.3)	(8.4)	(1.3)	(14.0)
Market appreciation	4.3	2.7	0.7	7.7
Balance at December 31, 2025	$ 68.9	$ 75.8	$ 10.8	$ 155.5

AUM generally refers to the properties and other assets with respect to which we provide (or participate in) oversight, investment management services and other advice, and which generally consist of real estate properties or loans, securities portfolios and investments in operating companies and joint ventures. Our AUM is intended principally to reflect the extent of our presence in the real estate market, not to be the basis for determining our management fees. Our assets under management consist of:

- the total fair market value of the real estate properties and other assets either wholly-owned or held by joint ventures and other entities in which our sponsored funds or investment vehicles and client accounts have invested or to which they have provided financing. Committed (but unfunded) capital from investors in our sponsored funds is not included in this component of our AUM. The value of development properties is included at estimated completion cost. In the case of real estate operating companies, the total value of real properties controlled by the companies, generally through joint ventures, is included in AUM; and

- the net asset value of our managed securities portfolios, including investments (which may be comprised of committed but uncalled capital) in private real estate funds under our fund of funds investments.

Our calculation of AUM may differ from the calculations of other asset managers, and as a result, this measure may not be comparable to similar measures presented by other asset managers.

Corporate and Other

Our Corporate segment primarily consists of corporate overhead costs. Other consists of activities from strategic non-core non-controlling equity investments and is considered an operating segment but does not meet the aggregation criteria for presentation as a separate reportable segment and is, therefore, combined with our core Corporate function and reported as Corporate and other. The following table summarizes our results of operations for our core Corporate and other segment for the years ended December 31, 2025 and 2024 (dollars in millions):

| | Year Ended December 31, [1] | |
	2025	2024
Elimination of inter-segment revenue	$ (50)	$ (17)
Costs and expenses:		
Cost of revenue [2]	7	26
Operating, administrative and other	762	723
Depreciation and amortization	70	57
Total costs and expenses	839	806
Gain on disposition of real estate	27	—
Operating loss	(862)	(823)
Equity income (loss) from unconsolidated subsidiaries	3	(134)
Other income	—	25
Add-back: Depreciation and amortization	70	57
Adjustments:		
Integration and other costs related to acquisitions	188	76
Charges related to indirect tax audits and settlements	(1)	76
Business and finance transformation	86	—
Costs associated with efficiency and cost-reduction initiatives	12	151
Costs incurred related to legal entity restructuring	—	2
Segment operating loss	$ (504)	$ (570)

[1] Percentage of revenue calculations are not meaningful and therefore not included.
[2] Primarily relates to inter-segment eliminations.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Core corporate

Operating, administrative and other expenses for our core corporate functions rose 5.4% to $762 million for the year ended December 31, 2025, mainly due to higher costs related to acquisitions, integration activities and higher management incentive compensation.

Other (non-core)

We recorded equity income of $3 million in the year ended December 31, 2025, reflecting the higher value of our investment in publicly traded Altus, which was acquired by a third-party on April 16, 2025, offset by losses on other investments. This compares with a $134 million loss during the same period in 2024, reflecting the lower valuation of our investment in Altus.

Liquidity and Capital Resources

We believe that we can satisfy our working capital and funding requirements with internally generated cash flow and, as necessary, borrowings under our revolving credit facilities and commercial paper program. Our expected capital requirements for 2026 include up to $500 million of anticipated capital expenditures, net of tenant concessions. During the year ended December 31, 2025, we incurred $366 million of capital expenditures. As of December 31, 2025, we had aggregate future commitments of $216 million related to co-investments funds in our REI segment, up to $70 million of which is expected to be funded in 2026. Additionally, as of December 31, 2025, we are committed to fund additional capital of $226 million and $56 million to consolidated and unconsolidated projects, respectively, within our REI segment. As of December 31, 2025, we had $3.8 billion of borrowings available under our revolving credit facilities (under both the 5-Year Revolving Credit Agreement and 364-Day Revolving Credit Agreement, as described below, and the Turner & Townsend revolving credit facility) and $1.9 billion of cash and cash equivalents. We intend to maintain available commitments under the 5-Year Revolving Credit Agreement in an amount at least equal to the amount of commercial paper notes outstanding from time to time. As of December 31, 2025 and 2024, we had $852 million and $175 million, respectively, in outstanding borrowings under the commercial paper program.

We have historically relied on our internally generated cash flow, our revolving credit facilities and commercial paper program to fund our working capital, capital expenditure and general investment requirements (including in-fill acquisitions) and have not sought other external sources of financing to help fund these requirements. In the absence of extraordinary events, large strategic acquisitions or large returns of capital to shareholders, we anticipate that our cash flow from operations, our revolving credit facilities and commercial paper program would be sufficient to meet our anticipated cash requirements for the foreseeable future, and at a minimum for the next 12 months. Given compensation is our largest expense and our sales and leasing professionals are generally paid on a commission and/or bonus basis that correlates with their revenue production, the negative effect of difficult market conditions is partially mitigated by the inherent variability of our compensation cost structure. We may seek to take advantage of market opportunities to refinance existing debt instruments, as we have done in the past, with new debt instruments at interest rates, maturities and terms we deem attractive. We may also, from time to time in our sole discretion, purchase, redeem, or retire our existing senior notes, through tender offers, in privately negotiated or open market transactions, or otherwise.

On November 13, 2025, we issued $750 million in aggregate principal amount of 4.900% senior notes due 2033, generating aggregate net proceeds of approximately $742 million, after offering expenses. We used the net proceeds from this offering to repay borrowings under our commercial paper program used in connection with the Pearce acquisition and other corporate purposes.

On May 12, 2025, we issued $600 million in aggregate principal amount of 4.800% senior notes due 2030 and $500 million in aggregate principal amount of 5.500% senior notes due 2035, generating aggregate net proceeds of approximately $1.1 billion after offering expenses. On May 28, 2025, we used a portion of the proceeds from this offering to redeem in full the $600 million aggregate outstanding principal amount of our 4.875% senior notes due 2026.

As noted above, we believe that any future significant acquisitions we may make could require us to obtain additional debt or equity financing. In the past, we have been able to obtain such financing for material transactions on terms that we believed to be reasonable. However, it is possible that we may not be able to obtain acquisition financing on favorable terms, or at all, in the future.

Our long-term liquidity needs, other than those related to ordinary course obligations and commitments such as operating leases, generally consist of the following: the first is the repayment of the outstanding and anticipated principal amounts of our long-term indebtedness. If our cash flow is insufficient to repay our long-term debt when it comes due, then we expect that we would need to refinance such indebtedness or otherwise amend its terms to extend the maturity dates. We cannot make any assurances that such refinancing or amendments would be available on attractive terms, if at all.

The second long-term liquidity need is the payment of obligations related to acquisitions. Our acquisition structures often include deferred and/or contingent purchase consideration in future periods that are subject to the passage of time or achievement of certain performance metrics and other conditions. As of December 31, 2025 and 2024, we had accrued deferred purchase consideration totaling $279 million ($149 million of which was a current liability) and $292 million ($199 million of which was a current liability), respectively, which was included in "Accounts payable and accrued expenses" and in "Other long-term liabilities" in the accompanying consolidated balance sheets set forth in Item 8 of this Annual Report.

Lastly, as described in Note 17 – Stockholders' Equity of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report, in November 2024, our Board of Directors (Board) authorized an additional $5.0 billion to our existing $4.0 billion share repurchase program (as amended, the 2024 program) bringing the total authorized amount under the 2024 program to a total of $9.0 billion as of December 31, 2025. The Board also extended the term of the 2024 program through December 31, 2029.

During the year ended December 31, 2025, we repurchased 7,052,481 shares of our common stock with an average price of $135.52 per share for an aggregate of $956 million under the 2024 program. During the period January 1, 2026 through February 10, 2026, we repurchased 607,935 shares of our common stock with an average price of $167.08 per share for an aggregate of $102 million. As of December 31, 2025 and February 10, 2026, we had $4.9 billion and $4.8 billion, respectively, of capacity remaining under the 2024 program.

Our stock repurchases have been funded with cash on hand and we intend to continue funding future repurchases with existing cash. We may utilize our stock repurchase programs to continue offsetting the impact of our stock-based compensation program and on a more opportunistic basis if we believe our stock presents a compelling investment compared to other discretionary uses. The timing of any future repurchases and the actual amounts repurchased will depend on a variety of factors, including the market price of our common stock, general market and economic conditions and other factors.

As more fully described in Note 22 – Telford Fire Safety Remediation of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report, on March 16, 2023, Telford Homes entered into a legally binding agreement with the U.K. government to take responsibility for performing or funding remediation works relating to certain life-critical fire-safety issues on all Telford Homes-constructed buildings of 11 meters in height or greater in England constructed in the last 30 years (in-scope buildings) and withdraw Telford Homes-developed buildings from the government-sponsored funds or reimburse the government funds for the cost of remediation.

We had an estimated liability of approximately $321 million (of which $126 million was current) and $204 million (of which $102 million was current) as of December 31, 2025 and 2024, respectively, related to the remediation efforts. We recognized an additional provision in the year ended December 31, 2025 based on additional information obtained and evaluations performed allowing for a more refined estimate on a building-by-building basis.

The estimated remediation costs for in-scope buildings are subjective, highly complex and dependent on a number of variables outside of Telford Homes' control. These include, but are not limited to, individual remediation requirements for each building, the time required for the remediation to be completed, cost of construction or remediation materials, availability of construction materials, potential discoveries made during remediation that could necessitate incremental work, investigation costs, availability of qualified fire safety engineers, potential business disruption costs, potential changes to or new regulations and regulatory approval. We will continue to closely monitor these developments and will update estimates as additional information becomes available regarding regulatory expectations, design specifications and contractor pricing.

Historical Cash Flows

Operating Activities

Net cash provided by operating activities totaled $1,559 million for the year ended December 31, 2025 as compared to net cash provided by operating activities of $1,708 million during the year ended December 31, 2024. The decrease in net cash provided by operating activities was driven by net outflows associated with working capital movements, largely due to the costs associated with onboarding new clients and the timing of cash collections and vendor payments, offset by higher cash inflows from earnings, driven by strong revenue growth.

Investing Activities

Net cash used in investing activities totaled $1,627 million for the year ended December 31, 2025 as compared to net cash used in investing activities of $1,514 million during the year ended December 31, 2024. The increase of $113 million in cash outflows was primarily driven by higher cash paid for acquisitions in the current period; primarily consisting of the acquisitions of Industrious and Pearce, compared to the prior period when we acquired J&J Worldwide Services and Direct Line. The increase was offset by higher proceeds received from real estate sales.

Financing Activities

Net cash provided by financing activities totaled $796 million for the year ended December 31, 2025 as compared to net cash used in financing activities of $221 million for the year ended December 31, 2024. The increased cash inflow was primarily driven by higher net proceeds from the issuance of long-term debt in the current period, compared to prior year, partially offset by cash paid to repurchase common stock and the redemption of our 4.875% senior notes.

Summary of Contractual Obligations and Other Commitments

The following is a summary of our various contractual obligations and other commitments as of December 31, 2025 (dollars in millions):

	Payments Due by Period		
Contractual Obligations		Total	Less than 1 year
Total gross long-term debt [1]	$	5,181	$ 71
Short-term borrowings [2]		2,465	2,465
Operating leases [3]		3,677	336
Finance leases [3]		509	72
Total gross notes payable on real estate [4]		202	87
Deferred purchase consideration [5]		129	99
Total contractual obligations	$	12,163	$ 3,130

	Amount of Other Commitments		
Other Commitments		Total	Less than 1 year
Self-insurance reserves [6]	$	218	$ 218
Co-investments [7] [8]		272	126
Letters of credit [7]		308	308
Guarantees [7] [9]		203	203
Telford's fire safety remediation provision [10]		321	126
Total other commitments	$	1,322	$ 981

The table above excludes estimated payment obligations for our qualified defined benefit pension plans. For information about our future estimated payment obligations for these plans, see Note 15 – Employee Benefit Plans of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

[1] Reflects gross outstanding long-term debt balances as of December 31, 2025, assumed to be paid at maturity, excluding unamortized discount, premium and deferred financing costs. See Note 12 – Long-Term Debt and Short-Term Borrowings of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report. Figures do not include scheduled interest payments. Assuming each debt obligation is held until maturity, we estimate that we will make $1.4 billion of interest payments, $243 million of which will be made in 2026.

[2] The majority of this balance represents our warehouse lines of credit, which are recourse only to our wholly-owned subsidiary CBRE Capital Markets, Inc. (CBRE Capital Markets) and are secured by our related warehouse receivables. See Note 5 – Warehouse Receivables & Warehouse Lines of Credit and Note 12 – Long-Term Debt and Short-Term Borrowings of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

[3] Includes forecasted interest expense. See Note 13 – Leases of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

[4] Reflects gross outstanding notes payable on real estate as of December 31, 2025 ($3 million of which is recourse to us, beyond being recourse to the single-purpose entity that held the real estate asset and was the primary obligor on the note payable), assumed to be paid at maturity, excluding unamortized deferred financing costs. Amounts do not include scheduled interest payments. The notes have either fixed or variable interest rates, ranging from 3.0% to 8.0% at December 31, 2025.

[5] Represents deferred obligations, excluding contingent consideration, related to previous acquisitions, which are included in accounts payable and accrued expenses and other long-term liabilities in the consolidated balance sheets at December 31, 2025 set forth in Item 8 of this Annual Report.

[6] Represents outstanding reserves for claims under certain insurance programs, which are included in other current and other long-term liabilities in the consolidated balance sheets as of December 31, 2025 set forth in Item 8 of this Annual Report. While $15 million of the $218 million in claim payments are expected to be payable within one year, due to the nature of this item, claim payments representing the remaining balance of $203 million could be due at any time upon the occurrence of certain events. Accordingly, the entire balance has been reflected as expiring in less than one year.

[7] See Note 14 – Commitments and Contingencies of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

[8] Includes $216 million to fund future co-investments in our Investment Management business, up to $70 million of which is expected to be funded in 2026, and $56 million committed to invest in unconsolidated real estate development projects. This amount does not include capital committed to consolidated real estate development projects of $226 million as of December 31, 2025.

[9] Due to the nature of guarantees, payments could be due at any time upon the occurrence of certain triggering events, including default. Accordingly, all guarantees are reflected as expiring in less than one year.

[10] See Note 22 – Telford Fire Safety Remediation of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

Indebtedness

We use a variety of financing arrangements, both long-term and short-term, to fund our operations in addition to cash generated from operating activities. We also use several funding sources to avoid becoming overly dependent on one financing source, and to lower funding costs.

Long-Term Debt

On July 10, 2023, CBRE Group, Inc. (CBRE Group), CBRE Services, Inc. (CBRE Services) and Relam Amsterdam Holdings B.V., a wholly-owned subsidiary of CBRE Services (Relam Borrower), entered into a new 5-year senior unsecured Credit Agreement (2023 Credit Agreement) maturing on July 10, 2028, which refinanced and replaced the previous credit agreement. The 2023 Credit Agreement provides for a senior unsecured term loan credit facility comprised of (i) tranche A Euro-denominated term loans in an aggregate principal amount of €367 million (Tranche A (Euro) Loans) and (ii) tranche A U.S. Dollar-denominated term loans in an aggregate principal amount of $350 million (Tranche A (USD) Loans) with weighted-average interest rate of 3.8% as of December 31, 2025, both requiring quarterly principal payments beginning on December 31, 2024 and continuing through maturity on July 10, 2028. The proceeds of these term loans under the 2023 Credit Agreement were applied to the repayment of all remaining outstanding senior term loans, approximately $437 million, under the previous credit agreement, the payment of related fees and expenses and other general corporate purposes.

On March 13, 2025, CBRE Group, CBRE Services and Relam Borrower entered into Amendment No. 1 to the 2023 Credit Agreement, which provided for, among other things, the ability of Relam Borrower to obtain incremental commitments and loans under the 2023 Credit Agreement in an aggregate principal amount of $750 million (or the Euro equivalent). On March 14, 2025, CBRE Group, CBRE Services and Relam Borrower entered into Amendment No. 2 and Incremental Assumption Agreement to the 2023 Credit Agreement, pursuant to which Relam Borrower incurred incremental term loans (i) denominated in Euros in the aggregate principal amount of €425 million (Incremental Euro Term Loans) and (ii) denominated in U.S. Dollars in the aggregate principal amount of $125 million (Incremental USD Term Loans). The Incremental Euro Term Loans have the same terms applicable to, and constitute the same class as, the Tranche A (Euro) Loans, and the Incremental USD Term Loans have the same terms applicable to, and constitute the same class as, the Tranche A (USD) Loans under the 2023 Credit Agreement. The proceeds of the Incremental Euro Term Loans and the Incremental USD Term Loans were used for working capital and other general corporate purposes (including the partial repayment of borrowings under the commercial paper program) and to pay fees and expenses incurred in connection with entering into the amendments to the 2023 Credit Agreement. On June 24, 2025, CBRE Group, CBRE Services and Relam Borrower entered into Amendment No. 3 to the 2023 Credit Agreement, for the purpose of, among other things, amending the financial covenants to remove the interest coverage ratio covenant and to increase certain baskets and thresholds in the 2023 Credit Agreement in a manner consistent with the terms of the Revolving Credit Agreements described below.

The term loan borrowings under the 2023 Credit Agreement are fully and unconditionally guaranteed on a senior basis by CBRE Group and CBRE Services.

On November 13, 2025, CBRE Services issued $750 million in aggregate principal amount of 4.900% senior notes due January 15, 2033 (the 4.900% senior notes) at a price equal to 99.813% of their face value. The 4.900% senior notes are unsecured obligations of CBRE Services and are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 4.900% per year and is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2026.

On May 12, 2025, CBRE Services issued $600 million in aggregate principal amount of 4.800% senior notes due June 15, 2030 (the 4.800% senior notes) at a price equal to 99.065% of their face value. The 4.800% senior notes are unsecured obligations of CBRE Services and are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 4.800% per year and is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2025.

On May 12, 2025, CBRE Services issued $500 million in aggregate principal amount of 5.500% senior notes due June 15, 2035 (the 2035 5.500% senior notes) at a price equal to 99.549% of their face value. The 2035 5.500% senior notes are unsecured obligations of CBRE Services and are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 5.500% per year and is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2025.

On February 23, 2024, CBRE Services issued $500 million in aggregate principal amount of 5.500% senior notes due April 1, 2029 (the 2029 5.500% senior notes) at a price equal to 99.837% of their face value. The 2029 5.500% senior notes are unsecured obligations of CBRE Services and are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 5.500% per year and is payable semi-annually in arrears on April 1 and October 1 of each year.

On June 23, 2023, CBRE Services issued $1.0 billion in aggregate principal amount of 5.950% senior notes due August 15, 2034 (the 5.950% senior notes) at a price equal to 98.174% of their face value. The 5.950% senior notes are unsecured obligations of CBRE Services and are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 5.950% per year and is payable semi-annually in arrears on February 15 and August 15 of each year.

On March 18, 2021, CBRE Services issued $500 million in aggregate principal amount of 2.500% senior notes due April 1, 2031 (the 2.500% senior notes) at a price equal to 98.451% of their face value. The 2.500% senior notes are unsecured obligations of CBRE Services and are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 2.500% per year and is payable semi-annually in arrears on April 1 and October 1 of each year.

On August 13, 2015, CBRE Services issued $600 million in aggregate principal amount of 4.875% senior notes due March 1, 2026 (the 4.875% senior notes) at a price equal to 99.24% of their face value. We redeemed these notes in full on May 28, 2025. This redemption was funded using net proceeds from the offering of our 4.800% senior notes and 2035 5.500% senior notes.

The indentures governing our outstanding senior notes described above contain restrictive covenants that, among other things, limit our ability to create or permit liens on assets securing indebtedness, enter into sale/leaseback transactions and enter into consolidations or mergers.

Our senior notes are fully and unconditionally guaranteed by CBRE Group.

Combined summarized financial information for CBRE Group (parent) and CBRE Services (subsidiary issuer) is as follows (dollars in millions):

| | December 31, | | | |
	2025		2024	
Balance Sheet Data:				
Current assets	$	61	$	29
Non-current assets		1,755		1,730
Total assets	$	1,816	$	1,759
Current liabilities	$	908	$	1,072
Non-current liabilities [1]		12,364		11,506
Total liabilities [1]	$	13,272	$	12,578

| | Year Ended December 31, | | | |
	2025		2024	
Statement of Operations Data:				
Revenue	$	—	$	—
Operating (loss) income		(4)		99
Net (loss) income		(420)		57

[1] Includes $8.3 billion and $8.9 billion of intercompany loan payables to non-guarantor subsidiaries as of December 31, 2025 and 2024, respectively. All intercompany balances and transactions between CBRE Group and CBRE Services have been eliminated.

For additional information on all of our long-term debt, see Note 12 – Long-Term Debt and Short-Term Borrowings of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

Short-Term Borrowings

On June 24, 2025, we entered into a new 5-year senior unsecured Revolving Credit Agreement (the 5-Year Revolving Credit Agreement) which replaced our prior revolving credit agreement dated August 5, 2022. The 5-Year Revolving Credit Agreement provides for a senior unsecured revolving credit facility available to CBRE Services with commitments in an aggregate principal amount of up to $3.5 billion and a maturity date of June 24, 2030.

The 5-Year Revolving Credit Agreement requires us to pay a fee based on the total amount of the revolving credit facility commitment (whether used or unused). In addition, the 5-Year Revolving Credit Agreement also includes capacity for letters of credit not to exceed $300 million in the aggregate and capacity for swingline loans not to exceed $300 million in the aggregate. The 5-Year Revolving Credit Agreement is fully and unconditionally guaranteed by CBRE Group.

As of December 31, 2025, no amount was outstanding under the revolving credit facility provided for by the 5-Year Revolving Credit Agreement. $17 million of letters of credit were outstanding as of December 31, 2025. Letters of credit are issued in the ordinary course of business and would reduce the amount we may borrow under this revolving credit facility. As of December 31, 2024, $132 million was outstanding under our prior revolving credit facility. No letters of credit were outstanding as of December 31, 2024.

On June 24, 2025, we entered into a new 364-day senior unsecured Revolving Credit Agreement (the 364-Day Revolving Credit Agreement, and together with the 5-Year Revolving Credit Agreement, the Revolving Credit Agreements). The 364-Day Revolving Credit Agreement provides for a senior unsecured revolving credit facility available to CBRE Services with commitments in an aggregate principal amount of up to $1.0 billion and a maturity date of June 23, 2026.

The 364-Day Revolving Credit Agreement requires us to pay a fee based on the total amount of the revolving credit facility commitment (whether used or unused). The 364-Day Revolving Credit Agreement is fully and unconditionally guaranteed by CBRE Group.

As of December 31, 2025, no amount was outstanding under the revolving credit facility provided for by the 364-Day Revolving Credit Agreement.

On December 2, 2024, CBRE Services established a commercial paper program pursuant to which we may issue and sell up to $3.5 billion of short-term, unsecured and unsubordinated commercial paper notes with up to 397-day maturities, under the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. Payment of the commercial paper notes is guaranteed on an unsecured and unsubordinated basis by CBRE Group. The program notes and the guarantee will rank pari passu with all other unsecured and unsubordinated indebtedness. The proceeds from issuances under the program may be used for general corporate purposes. The company intends to maintain available commitments under the Revolving Credit Agreement in an amount at least equal to the amount of commercial paper notes outstanding from time to time. As of December 31, 2025, we had $852 million in outstanding borrowings under the commercial paper program with a weighted-average annual interest rate of 3.84%. As of February 10, 2026 and December 31, 2024, we had $1.1 billion and $175 million, respectively, in outstanding borrowings under the commercial paper program.

In addition, Turner & Townsend maintains a £120 million revolving credit facility pursuant to a credit agreement dated March 31, 2022, with an additional accordion option of £20 million, that matures on March 31, 2027. As of December 31, 2025, no amount was outstanding under this revolving credit facility. As of December 31, 2024, $44 million (£35 million) was outstanding under this revolving credit facility.

We also maintain warehouse lines of credit with certain third-party lenders. For additional information on all of our short-term borrowings, see Note 5 – Warehouse Receivables & Warehouse Lines of Credit and Note 12 – Long-Term Debt and Short-Term Borrowings of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which require us to make estimates and assumptions that affect reported amounts. The estimates and assumptions are based on historical experience and on other factors that we believe to be reasonable. Actual results may differ from those estimates. We believe that the following critical accounting policies represent the areas where more significant judgments and estimates are used in the preparation of our consolidated financial statements.

Revenue Recognition

To recognize revenue in a transaction with a customer, we evaluate the five steps of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, "*Revenue from Contracts with Customers*" revenue recognition framework: (1) identify the contract; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations and (5) recognize revenue when (or as) the performance obligations are satisfied.

Our revenue recognition policies are consistent with this five-step framework. Understanding the complex terms of agreements and determining the appropriate timing, amount, and method to recognize revenue for each transaction requires significant judgement. These significant judgements include: (i) determining what measure of progress or what point in time best depicts the transfer of control to the customer; (ii) applying the series guidance to certain performance obligations satisfied over time; (iii) estimating how and when contingencies, or other forms of variable consideration, will impact the timing and amount of revenue recognition and (iv) determining whether we control third party services before they are transferred to the customer in order to appropriately recognize the associated revenue on either a gross or net basis. The timing and amount of revenue recognition in a period could vary if different judgments were made. Our revenues subject to the most judgment are sales and lease commission revenue, incentive-based management fees, development fees and third party fees associated with our occupier outsourcing and property management services. For a detailed discussion of our revenue recognition policies, see the Revenue Recognition section within Note 2 – Significant Accounting Policies of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

Goodwill and Other Intangible Assets

As of December 31, 2025, our consolidated balance sheets included goodwill of $7.1 billion and other intangible assets of $3.0 billion.

Our acquisitions require the application of purchase accounting, which results in tangible and identifiable intangible assets and liabilities of the acquired entity being recorded at fair value. We may engage a third-party valuation firm to assist us in identifying and determining the fair value of intangible assets acquired. The difference between the purchase price and the fair value of net assets acquired is recorded as goodwill. Assumptions must often be made in determining fair values, particularly where observable market values do not exist. Assumptions may include discount rates, growth rates, cost of capital, royalty rates, tax rates and remaining useful lives. These assumptions can have a significant impact on the value of identifiable assets and accordingly can impact the value of goodwill recorded. Different assumptions could result in different values being attributed to assets and liabilities, the amount of periodic depreciation and amortization expense recognized, and the results of future asset impairment reviews.

We test goodwill and other intangible assets deemed to have indefinite lives as of the beginning of the fourth quarter of each year and more frequently if events and circumstances indicate the potential for impairment is more likely than not. We have the option to perform a qualitative assessment with respect to any of our reporting units and indefinite-lived intangible assets to determine whether a quantitative impairment test is needed. We are permitted to assess based on qualitative factors whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount before applying the quantitative impairment test. Our procedures under qualitative tests include assessing our financial performance, macroeconomic conditions, industry and market considerations, various asset-specific factors and entity-specific events. If we determine that a reporting unit's goodwill or an indefinite-lived intangible asset may be impaired after utilizing these qualitative impairment analysis procedures, we perform a quantitative impairment test to determine the amount, if any, of impairment to recognize. When performing a quantitative test, we use a combination of market and income approaches. The market approach is based on the guideline public company method which estimates the value of our reporting units by applying valuation multiples of selected guideline public companies to the reporting unit's key operating metrics. The income approach is based on the discounted cash flow method which estimates the fair value of our reporting units and indefinite-lived intangible assets by estimating the present value of projected future cash flows. Management's judgment is required to develop assumptions to estimate fair values, including selected market multiples for the guideline public company method and revenue growth rates, profit margin percentages, and discount rates for the discounted cash flow method. Due to the many variables inherent in the estimation of these fair values and the relative size of our goodwill and indefinite-lived intangible assets, if different assumptions and estimates were used, it could have an adverse effect on our impairment analysis.

We did not incur any impairment losses as a result of our impairment tests performed in 2025, as it was determined that the fair value of the reporting units exceed the carrying value as of the date quantitative tests were performed and it is more likely than not that the estimated fair values of our reporting units and indefinite-lived intangible assets were substantially in excess of their carrying values as of December 31, 2025. Additionally, we do not believe that the estimated fair values of our reporting units or indefinite-lived intangible assets are at risk of decreasing below their carrying values in the next twelve months. For additional information on goodwill and intangible asset impairment testing, see Note 2 – Significant Accounting Policies and Note 10 – Goodwill and Other Intangible Assets of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with the "Accounting for Income Taxes," FASB ASC (Topic 740). Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Accounting for tax positions requires judgment, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe will be realized in future periods. While we believe the resulting tax balances as of December 31, 2025 and 2024 are appropriately accounted for in accordance with Topic 740, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material.

Our future effective tax rate could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, or accounting principles, as well as certain discrete items.

See Note 16 – Income Taxes of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report for further information regarding income taxes.

Telford Fire Safety Remediation

As of December 31, 2025, the company had an estimated liability of $321 million on the balance sheet which represents estimated future losses associated with overall remediation efforts. It includes amounts that the U.K. government has already paid or quantified through the Building Safety Fund and estimates developed by Telford's management and/or third-party experts for the remaining in-scope buildings. The estimates were developed using the best available data, including (i) industry data, (ii) fire safety assessments (also known as Publicly Available Specification (PAS) assessments and include fire risk appraisal of external wall construction) which identified remediation work to be performed on specific buildings, and (iii) bids from subcontractors. We applied an inflation factor to account for uncertainty in completion of remediation activities, which could take an extended period of time to complete, an estimate of direct costs associated with an internal team dedicated to this remediation, and a contingency to account for unknown remediation costs. Inherent uncertainties exist in such evaluations primarily due to its subjective, highly complex nature and other unknowns such as individual remediation requirements, time required for remediation, and cost of materials and resources amongst others. We will continue to assess new information as it becomes available during the remediation process and adjust our estimated liability accordingly.

See Note 22 – Telford Fire Safety Remediation of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report for further information.

Investments in unconsolidated subsidiaries – fair value option

We have elected the fair value option for certain of our investments in non-public entities to align with our strategy for these investments. Such investments without readily determinable fair values are classified as Level 3 in the fair value hierarchy. We estimate the fair market value on a recurring basis using significant unobservable inputs which requires judgment due to the absence of market prices or similar assets in active markets. In determining the estimated fair value of these investments, we utilize appropriate valuation techniques including discounted cash flow analyses and Monte Carlo simulations. Key inputs to the discounted cash flow analyses include projected cash flows, terminal growth rate, and discount rate. Key inputs to Monte Carlo simulations include stock price, volatility, risk free rate, and dividend yield.

Changes in the fair value of equity investments under the fair value option are recorded as equity income from unconsolidated subsidiaries in the Consolidated Statements of Operations.

New Accounting Pronouncements

See New Accounting Pronouncements discussion within Note 3 – New Accounting Pronouncements of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

Non-GAAP Financial Measures

Core EBITDA, core adjusted net income and core earnings per share (or core EPS) are not recognized measurements under accounting principles generally accepted in the United States, or U.S. GAAP. We use core EBITDA, core adjusted net income and core EPS as indicators of the company's operating financial performance.

When analyzing our operating performance, investors should use these measures in addition to, and not as an alternative for, their most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. We generally use these non-GAAP financial measures to evaluate operating performance and for other discretionary purposes. We believe these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance because they eliminate the impact of selected costs and charges that may obscure the underlying performance of our business and related trends. Because not all companies use identical calculations, our presentation of core EBITDA, core adjusted net income and core EPS may not be comparable to similarly titled measures of other companies.

Core EBITDA represents earnings before the portion attributable to non-controlling interests, depreciation and amortization, asset impairments, net interest expense, write-off of financing costs on extinguished debt, income taxes, further adjusted for the following items (Other adjustments):

- integration and other costs related to acquisitions,
- carried interest incentive compensation expense to align with the timing of associated revenue,
- charges related to indirect tax audits and settlements,
- net results related to the wind-down of certain businesses,
- impact of fair value adjustments related to unconsolidated equity investments,
- business and finance transformation,
- non-cash pension buy-out settlement loss,
- costs associated with efficiency and cost-reduction initiatives,
- costs incurred related to legal entity restructuring,
- net fair value adjustments on strategic non-core investments, and
- provision associated with Telford's fire safety remediation efforts.

Core adjusted net income and core EPS exclude the effect of Other adjustments noted above, from U.S. GAAP net income and U.S. GAAP earnings per diluted share. In addition, these metrics are further adjusted for:

- non-cash amortization expense related to intangible assets attributable to acquisitions,
- interest expense related to indirect tax audits and settlements,
- write-off of financing costs on extinguished debt,
- impact of adjustments on non-controlling interest, and
- the tax impact of adjusted items and strategic non-core investments.

We believe that investors may find these measures useful in evaluating our operating performance compared to that of other companies in our industry because their calculations generally eliminate the effects of acquisitions, which would include impairment charges of goodwill and intangibles created from acquisitions, the effects of financings, income taxes and the accounting effects of capital spending.

Core EBITDA, core adjusted net income and core EPS are not intended to be measures of free cash flow for our discretionary use because they do not consider certain cash requirements such as tax and debt service payments. These measures may also differ from the amounts calculated under similarly titled definitions in our credit facilities and debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used by us to determine compliance with financial covenants therein and our ability to engage in certain activities, such as incurring additional debt. We also use core EBITDA and core EPS as significant components when measuring our operating performance under our employee incentive compensation programs.

Core EBITDA is calculated as follows (dollars in millions):

	Year Ended December 31,	
	2025	2024
Net income attributable to CBRE Group, Inc.	$ 1,157	$ 968
Net income attributable to non-controlling interests	120	68
Net income	1,277	1,036
Adjustments:		
Depreciation and amortization	729	674
Interest expense, net of interest income	216	215
Write-off of financing costs on extinguished debt	2	—
Provision for income taxes	317	182
Integration and other costs related to acquisitions	303	93
Carried interest incentive compensation expense to align with the timing of associated revenue	10	8
Charges related to indirect tax audits and settlements	(1)	76
Net results related to the wind-down of certain businesses [1]	74	—
Impact of fair value non-cash adjustments related to unconsolidated equity investments	2	9
Business and finance transformation	101	—
Non-cash pension buy-out settlement loss	147	—
Costs associated with efficiency and cost-reduction initiatives	—	259
Costs incurred related to legal entity restructuring	—	2
Net fair value adjustments on strategic non-core investments	(1)	117
Provision associated with Telford's fire safety remediation efforts	132	33
Core EBITDA	$ 3,308	$ 2,704

Core net income attributable to CBRE Group, Inc. stockholders, as adjusted (or core adjusted net income), and core EPS, are calculated as follows (in millions, except share and per share data):

	Year Ended December 31,	
	2025	2024
Net income attributable to CBRE Group, Inc.	$ 1,157	$ 968
Adjustments:		
Non-cash amortization expense related to intangible assets attributable to acquisitions	226	199
Interest expense related to indirect tax audits and settlements	4	16
Write-off of financing costs on extinguished debt	2	—
Impact of adjustments on non-controlling interest	—	(18)
Integration and other costs related to acquisitions	303	93
Carried interest incentive compensation expense to align with the timing of associated revenue	10	8
Charges related to indirect tax audits and settlements	(1)	76
Net results related to the wind-down of certain businesses [1]	74	—
Impact of fair value non-cash adjustments related to unconsolidated equity investments	2	9
Business and finance transformation	101	—
Non-cash pension buy-out settlement loss	147	—
Costs associated with efficiency and cost-reduction initiatives	—	259
Costs incurred related to legal entity restructuring	—	2
Net fair value adjustments on strategic non-core investments	(1)	117
Provision associated with Telford's fire safety remediation efforts	132	33
Tax impact of adjusted items and strategic non-core investments	(236)	(191)
Core net income attributable to CBRE Group, Inc., as adjusted	$ 1,920	$ 1,571
Core diluted income per share attributable to CBRE Group, Inc., as adjusted	$ 6.38	$ 5.10
Weighted-average shares outstanding for diluted income per share	300,751,541	308,033,612

[1] In 2025, management made the decision to wind down the legacy Telford Homes' construction self-delivery business. In addition, management made the decision to wind down certain businesses within the BOE Segment.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Our exposure to market risk primarily consists of foreign currency exchange rate fluctuations related to our international operations and changes in interest rates on debt obligations. We manage such risk primarily by managing the amount, sources, and duration of our debt funding and by using derivative financial instruments. See Note 7 – Fair Value Measurements and Note 8 – Derivatives and Hedging Activities of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report for additional information on fair value methodology used to value the swaps at December 31, 2025. We apply FASB ASC Topic 815, "*Derivatives and Hedging,*" when accounting for derivative financial instruments. In all cases, we view derivative financial instruments as a risk management tool and, accordingly, do not use derivatives for trading or speculative purposes.

International Operations

We conduct a significant portion of our business and employ a substantial number of people outside the U.S. As a result, we are subject to risks associated with doing business globally. Our Investment Management business has significant euro and British pound denominated AUM, as well as associated revenue and earnings in Europe. In addition, our BOE, Advisory and Project Management segments derive significant revenue and earnings in foreign currencies, particularly the euro and British pound sterling. Fluctuations in foreign currency exchange rates may produce corresponding changes in our AUM, revenue and earnings.

Our foreign operations expose us to fluctuations in foreign exchange rates. These fluctuations may impact the value of our cash receipts and payments in terms of our functional (reporting) currency, which is the U.S. dollar. We use fixed to fixed and float to float cross-currency swaps to hedge our exposure to changes in foreign exchange rates on certain foreign investments as well as foreign currency denominated loans. As of December 31, 2025, we had twenty-six outstanding cross-currency swaps with a total fair value of $63 million included in other assets and $292 million included in other liabilities.

Our businesses could be adversely affected by rapid and unpredictable changes to U.S. trade policy, disputes with U.S. trading partners, increased tariffs, high interest rates, limited access to debt capital or liquidity constraints, downturns in general macroeconomic conditions, regulatory or financial market uncertainty, public health crises and geopolitical conflicts (or the perception that any such events may occur).

During the year ended December 31, 2025, approximately 43.6% of our revenue was transacted in foreign currencies. The following table sets forth our revenue derived from our most significant currencies (dollars in millions):

	Year Ended December 31,			
	2025		**2024**	
United States dollar	$ 22,854	56.4 %	$ 20,166	56.4 %
British pound sterling	5,693	14.0 %	4,968	13.9 %
Euro	3,878	9.6 %	3,239	9.1 %
Canadian dollar	1,157	2.9 %	1,083	3.0 %
Indian rupee	908	2.2 %	756	2.1 %
Australian dollar	927	2.3 %	941	2.6 %
Japanese yen	615	1.5 %	528	1.5 %
Chinese yuan	483	1.2 %	490	1.4 %
Swiss franc	474	1.2 %	491	1.4 %
Singapore dollar	440	1.1 %	430	1.2 %
Other currencies [1]	3,121	7.6 %	2,675	7.4 %
Total revenue	$ 40,550	100.0 %	$ 35,767	100.0 %

[1]   Approximately 49 and 46 currencies comprise 7.6% and 7.4% of our revenues for the years ended December 31, 2025 and 2024, respectively.

Although we operate globally, we report our results in U.S. dollars. As a result, the strengthening or weakening of the U.S. dollar will negatively or positively impact our reported results. A hypothetical 10% increase in the value of the U.S. dollar relative to the British pound sterling during the year ended December 31, 2025, would have increased pre-tax income by $11 million. A hypothetical 10% increase in the value of the U.S. dollar relative to the euro would have decreased pre-tax income by $13 million. These hypothetical calculations estimate the impact of translating results into U.S. dollars and do not include an estimate of the impact that a 10% change in the U.S. dollar against other currencies would have had on our foreign operations.

Foreign currency exchange rate changes may have a materially adverse effect on our financial condition and operating results. Due to our exposure to constantly changing currency rates, we cannot predict how currency exchange rate changes may affect future operating results. In addition, currency exchange volatility may make it more difficult to perform period-to-period comparisons of our reported results of operations. Our international operations are also subject to political instability and changes in tax, trade and regulatory policies, among other things, which may adversely affect our future financial performance. We monitor these risks and may add more oversight of our business activities in foreign countries where such risks and costs are particularly significant.

Interest Rates

We manage our interest expense by using a combination of fixed and variable rate debt. We may also enter into interest rate swap agreements to attempt to hedge the variability of future interest payments due to changes in interest rates. No interest rate swap agreements were outstanding as of December 31, 2025 or December 31, 2024.

We utilize sensitivity analyses to assess the potential effect on our variable rate debt. If interest rates were to increase 100 basis points on our outstanding variable rate debt as of December 31, 2025, the net impact of the additional interest cost would be a decrease of $22 million on pre-tax income for the year ended December 31, 2025.

For additional information on the estimated fair value and carrying value of our long-term debt, see Note 12 – Long-Term Debt and Short-Term Borrowings of the Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report.

Item 8.   **Financial Statements and Supplementary Data.**


**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES**


All other schedules are omitted because they are either not applicable, not required or the information required is included in the Consolidated Financial Statements, including the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
CBRE Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CBRE Group, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 12, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of gross unrecognized tax benefits

As discussed in Notes 2 and 16 to the consolidated financial statements, the Company has recorded gross unrecognized tax benefits of $364 million as of December 31, 2025. The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement.

We identified the assessment of the gross unrecognized tax benefits as a critical audit matter. Complex auditor judgment and the involvement of tax professionals with specialized skills and knowledge were required in evaluating the Company's interpretation of tax law and its estimate of the resolution of the tax positions underlying the unrecognized tax benefits.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's unrecognized tax benefits process, including the interpretation of tax law and the estimate of the unrecognized tax benefits. Since tax law is complex and often subject to interpretations, we involved tax professionals with specialized skills and knowledge, who assisted in:

- Obtaining and understanding of the Company's tax planning strategies including changes in legal entity structures and intercompany financing arrangements,

- Evaluating the Company's interpretation of tax law and the potential impact on the Company's tax positions,

- Inspecting correspondence with applicable taxing authorities, and assessing the expiration of statutes of limitations, and,

- Performing an independent assessment of certain of the Company's tax positions and comparing the results to the Company's assessment.

/s/ KPMG LLP

We have served as the Company's auditor since 2008.

Chicago, Illinois

February 12, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
CBRE Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited CBRE Group, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated February 12, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired acquired Industrious National Management Company LLC and Pearce Services, LLC during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, Industrious National Management Company LLC and Pearce Services, LLC's internal control over financial reporting associated with eight percent of total assets, excluding goodwill, and one percent of total revenue included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Industrious National Management Company LLC and Pearce Services, LLC.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chicago, Illinois

February 12, 2026

CBRE GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share data)

	December 31,	
	2025	2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,864	$ 1,114
Restricted cash	150	107
Receivables, less allowance for doubtful accounts of $125 and $101 at December 31, 2025 and 2024, respectively	8,284	7,005
Warehouse receivables	1,630	561
Contract assets	462	400
Prepaid expenses	372	332
Income taxes receivable	175	130
Other current assets	552	321
Total Current Assets	13,489	9,970
Property and equipment, net of accumulated depreciation and amortization of $2,137 and $1,795 at December 31, 2025 and 2024, respectively	1,049	914
Goodwill	7,051	5,621
Other intangible assets, net of accumulated amortization of $2,764 and $2,494 at December 31, 2025 and 2024, respectively	2,972	2,298
Operating lease assets	2,062	1,198
Investments in unconsolidated subsidiaries (with $421 and $890 at fair value at December 31, 2025 and 2024, respectively)	870	1,295
Non-current contract assets	103	89
Real estate under development	646	505
Non-current income taxes receivable	106	75
Deferred tax assets, net	697	538
Other assets	1,832	1,880
Total Assets	$ 30,877	$ 24,383
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 4,838	$ 4,102
Compensation and employee benefits payable	1,630	1,419
Accrued bonus and profit sharing	1,879	1,695
Operating lease liabilities	284	200
Contract liabilities	448	375
Income taxes payable	258	209
Warehouse lines of credit (which fund loans that U.S. Government Sponsored Enterprises have committed to purchase)	1,609	552
Revolving credit facilities	—	132
Other short-term borrowings	856	222
Current maturities of long-term debt	71	36
Other current liabilities	447	345
Total Current Liabilities	12,320	9,287
Long-term debt, net of current maturities	5,050	3,245
Non-current operating lease liabilities	2,121	1,307
Non-current income taxes payable	—	—
Non-current tax liabilities	183	160
Deferred tax liabilities, net	238	247
Other liabilities	1,339	945
Total Liabilities	21,251	15,191
Mezzanine Equity:		
Redeemable non-controlling interests in consolidated entities	433	—
Equity:		
CBRE Group, Inc. Stockholders' Equity:		
Class A common stock; $0.01 par value; 525,000,000 shares authorized; 295,731,478 and 302,052,229 shares issued and outstanding at December 31, 2025 and 2024, respectively	3	3
Additional paid-in capital	—	—
Accumulated earnings	9,916	9,567
Accumulated other comprehensive loss	(1,041)	(1,159)
Total CBRE Group, Inc. Stockholders' Equity	8,878	8,411
Non-controlling interests	315	781
Total Equity	9,193	9,192
Total Liabilities and Equity	$ 30,877	$ 24,383

The accompanying notes are an integral part of these consolidated financial statements.

CBRE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except share and per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	40,550	$	35,767	$	31,949
Costs and expenses:						
Cost of revenue		32,984		28,811		25,675
Operating, administrative and other		5,543		5,011		4,562
Depreciation and amortization		729		674		622
Total costs and expenses		39,256		34,496		30,859
Gain on disposition of real estate		459		142		27
Operating income		1,753		1,413		1,117
Equity income (loss) from unconsolidated subsidiaries		40		(19)		248
Other income		19		39		61
Interest expense, net of interest income		216		215		149
Write-off of financing costs on extinguished debt		2		—		—
Income before provision for income taxes		1,594		1,218		1,277
Provision for income taxes		317		182		250
Net income		1,277		1,036		1,027
Less: Net income attributable to non-controlling interests		120		68		41
Net income attributable to CBRE Group, Inc.	$	1,157	$	968	$	986
Basic income per share:						
Net income per share attributable to CBRE Group, Inc.	$	3.88	$	3.16	$	3.20
Weighted-average shares outstanding for basic income per share		298,157,861		305,859,458		308,430,080
Diluted income per share:						
Net income per share attributable to CBRE Group, Inc.	$	3.85	$	3.14	$	3.15
Weighted-average shares outstanding for diluted income per share		300,751,541		308,033,612		312,550,942

The accompanying notes are an integral part of these consolidated financial statements.

CBRE GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)

| | Year Ended December 31, | | |
	2025	2024	2023
Net income	$ 1,277	$ 1,036	$ 1,027
Other comprehensive income (loss):			
Foreign currency translation gain (loss)	33	(243)	111
Pension liability adjustments, net of income tax (expense) benefit of $(37.6), $1.1 and $(0.7) for the years ended December 31, 2025, 2024 and 2023, respectively	112	4	2
Other, net of income tax benefit (expense) of $33.5, $(2.8) and $3.6 for the years ended December 31, 2025, 2024 and 2023, respectively	(6)	(9)	(18)
Total other comprehensive income (loss)	139	(248)	95
Comprehensive income	1,416	788	1,122
Less: Comprehensive income attributable to non-controlling interests	141	55	77
Comprehensive income attributable to CBRE Group, Inc.	$ 1,275	$ 733	$ 1,045

The accompanying notes are an integral part of these consolidated financial statements.

CBRE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,277	$ 1,036	$ 1,027
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	729	674	622
Amortization of other assets	199	195	168
Net non-cash mortgage servicing rights and premiums on loan sales	(187)	(162)	(102)
Deferred income taxes	(269)	(194)	(121)
Stock-based compensation expense	120	146	96
Equity (income) loss from investments	(40)	19	(248)
Gain on sale of real estate assets	(459)	(142)	(27)
Other non-cash adjustments	227	8	(18)
Changes in:			
Sale of mortgage loans	15,135	12,817	9,714
Origination of mortgage loans	(16,163)	(12,668)	(9,905)
Warehouse lines of credit	1,057	(114)	218
Receivables, prepaid expenses and other assets	(882)	(597)	(702)
Accounts payable, accrued liabilities and other liabilities	570	566	34
Accrued compensation expenses	285	206	(173)
Income taxes, net	(40)	(82)	(103)
Net cash provided by operating activities	1,559	1,708	480
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(366)	(307)	(305)
Payments for business acquired, net of cash acquired	(1,374)	(1,067)	(203)
Capital contributions related to investments	(161)	(136)	(127)
Acquisition and development of real estate assets	(390)	(389)	(171)
Proceeds from disposition of real estate assets	509	235	77
Other investing activities, net	155	150	48
Net cash used in investing activities	(1,627)	(1,514)	(681)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facility	—	4,173	4,006
Repayment of revolving credit facility	(132)	(4,041)	(4,184)
Proceeds from commercial paper, net	677	175	—
Proceeds from long-term debt	2,410	495	1,723
Repayment of long-term debt	(670)	(9)	(437)
Repurchase of common stock	(968)	(627)	(665)
Other financing activities, net	(521)	(387)	(289)
Net cash provided by (used in) financing activities	796	(221)	154
Effect of currency exchange rate changes on cash and cash equivalents and restricted cash	65	(123)	13
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	793	(150)	(34)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT BEGINNING OF PERIOD	1,221	1,371	1,405
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, AT END OF PERIOD	$ 2,014	$ 1,221	$ 1,371
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 448	$ 396	$ 191
Income tax payments, net	$ 599	$ 467	$ 467
Non-cash investing and financing activities:			
Deferred and/or contingent consideration	$ 183	$ 19	$ 54

The accompanying notes are an integral part of these consolidated financial statements.

CBRE GROUP, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in millions, except share data)

	CBRE Group, Inc. Stockholders'								
					Accumulated other comprehensive loss				
	Shares	Class A common stock	Additional paid-in capital	Accumulated earnings	Minimum pension liability	Foreign currency translation and other	Non-controlling interests	Total	Redeemable Non-controlling interests
Balance at December 31, 2022	311,014,160	$ 3	$ —	$ 8,833	$ (119)	$ (864)	$ 753	$ 8,606	$ —
Net income	—	—	—	986	—	—	41	1,027	—
Pension liability adjustments, net of tax	—	—	—	—	2	—	—	2	—
Restricted stock awards vesting	1,742,328	—	—	—	—	—	—	—	—
Compensation expense for equity awards	—	—	96	—	—	—	—	96	—
Units repurchased for payment of taxes on equity awards	—	—	(36)	(36)	—	—	—	(72)	—
Repurchase of common stock	(7,867,348)	—	(47)	(602)	—	—	—	(649)	—
Foreign currency translation gain	—	—	—	—	—	75	36	111	—
Contributions from non-controlling interests	—	—	—	—	—	—	6	6	—
Distributions to non-controlling interests	—	—	—	—	—	—	(42)	(42)	—
Other	—	—	(13)	7	—	(18)	6	(18)	—
Balance at December 31, 2023	304,889,140	3	—	9,188	(117)	(807)	800	9,067	—
Net income	—	—	—	968	—	—	68	1,036	—
Pension liability adjustments, net of tax	—	—	—	—	4	—	—	4	—
Restricted stock awards vesting	2,273,713	—	—	—	—	—	—	—	—
Compensation expense for equity awards	—	—	146	—	—	—	—	146	—
Units repurchased for payment of taxes on equity awards	—	—	(105)	—	—	—	—	(105)	—
Repurchase of common stock	(5,110,624)	—	(55)	(589)	—	—	—	(644)	—
Foreign currency translation loss	—	—	—	—	—	(230)	(13)	(243)	—
Contributions from non-controlling interests	—	—	—	—	—	—	22	22	—
Distributions to non-controlling interests	—	—	—	—	—	—	(74)	(74)	—
Deconsolidation of investments	—	—	—	—	—	—	(24)	(24)	—
Other	—	—	14	—	—	(9)	2	7	—
Balance at December 31, 2024	302,052,229	3	—	9,567	(113)	(1,046)	781	9,192	—
Net income	—	—	—	1,157	—	—	94	1,251	26
Pension liability adjustments, net of tax	—	—	—	—	112	—	—	112	—
Restricted stock awards vesting	731,730	—	—	—	—	—	—	—	—
Compensation expense for equity awards	—	—	120	—	—	—	—	120	—
Units repurchased for payment of taxes on equity awards	—	—	(37)	—	—	—	—	(37)	—
Repurchase of common stock	(7,052,481)	—	(167)	(797)	—	—	—	(964)	—
Foreign currency translation gain	—	—	—	—	—	47	21	68	31
Distributions to non-controlling interests	—	—	—	—	—	—	(93)	(93)	—
Acquisition of non-controlling interests	—	—	83	—	—	(35)	(480)	(432)	364
Other	—	—	1	(11)	—	(6)	(8)	(24)	12
Balance at December 31, 2025	295,731,478	$ 3	$ —	$ 9,916	$ (1)	$ (1,040)	$ 315	$ 9,193	$ 433

The accompanying notes are an integral part of these consolidated financial statements.

1.   Nature of Operations

CBRE Group, Inc., a Delaware corporation (which may be referred to in these financial statements as the "company," "we," "us" and "our"), was incorporated on February 20, 2001. We are the world's largest commercial real estate services and investment firm, based on 2025 revenue, with leading global market positions in most lines of business we serve.

Our business is focused on providing services to real estate investors and occupiers. For investors, we provide capital markets (property sales and mortgage origination), loan servicing, leasing, investment management, property management, project management, valuation and development services, among others. For occupiers, we provide facilities management, project management, transaction (both property sales and leasing) and consulting services, among others. We primarily generate revenue from both management fees (large multi-year portfolio and per-project contracts) and commissions generated by transactions. As of December 31, 2025, the company has more than 155,000 employees (including Turner & Townsend employees) serving clients in more than 100 countries providing services under the following brand names: "CBRE" (real estate advisory and outsourcing services); "CBRE Investment Management" (investment management); "Trammell Crow Company" (primarily U.S. development); and "Telford Living" (U.K. development); "Turner & Townsend Holdings Limited" (global program, project and cost management), "J&J Worldwide Services" (now doing business as CBRE Government & Defense Services, outsourcing services for the U.S. federal government), "Direct Line" (technical facilities management services for data centers), "Industrious" (flexible workplace and employee experience services) and "Pearce Services" (digital power and infrastructure services).

2.   Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries, which are comprised of variable interest entities in which we are the primary beneficiary and voting interest entities, in which we determined we have a controlling financial interest, under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 810, "*Consolidations.*" The equity attributable to non-controlling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities (VIEs)

We determine whether an entity is a VIE and, if so, whether it should be consolidated by utilizing judgments and estimates that are inherently subjective. Our determination of whether an entity in which we hold a direct or indirect variable interest is a VIE is based on several factors, including whether the entity's total equity investment at risk upon inception is sufficient to finance the entity's activities without additional subordinated financial support. We make judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, and then a quantitative analysis, if necessary.

We analyze any investments in VIEs to determine if we are the primary beneficiary. In evaluating whether we are the primary beneficiary, we evaluate our direct and indirect economic interests in the entity. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in the VIE. Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative approach focused on identifying which reporting entity has both: (i) the power to direct the activities of a VIE that most significantly impact such entity's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. Performance of that analysis requires the exercise of judgment.

We consider a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, we consider the rights of other investors to participate in those decisions, to replace the manager and to sell or liquidate the entity. We determine whether we are the primary beneficiary of a VIE at the time we become involved with a variable interest entity and reconsider that conclusion on an ongoing basis.

We consolidate any VIE of which we are the primary beneficiary and disclose significant VIEs of which we are not the primary beneficiary, if any, as well as disclose our maximum exposure to loss related to VIEs that are not consolidated (see Note 6 – Variable Interest Entities).

Voting Interest Entities (VOEs)

For VOEs, we consolidate the entity if we have a controlling financial interest. We have a controlling financial interest in a VOE if: (i) for legal entities other than limited partnerships, we own a majority voting interest in the VOE or, for limited partnerships and similar entities, we own a majority of the entity's kick-out rights through voting limited partnership interests; and (ii) non-controlling shareholders or partners do not hold substantive participating rights and no other conditions exist that would indicate that we do not control the entity.

Use of Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), which require management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts reported in our consolidated financial statements and accompanying notes. Such estimates include the value of goodwill, intangibles and other long-lived assets, real estate assets, accounts receivable, contract assets, operating lease assets, investments in unconsolidated subsidiaries and assumptions used in the calculation of income taxes, retirement, other post-employment benefits, and loss contingencies, among others. These estimates and assumptions are based on our best judgment. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment, and adjust such estimates and assumptions when facts and circumstances dictate. Actual results may differ from these estimates and assumptions.

Certain prior year amounts have been reclassified to conform to the fiscal 2025 presentation.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash and highly liquid investments with an original maturity of three months or less. We also manage certain cash and cash equivalents as an agent for our investment and property and facilities management clients. These amounts are not included in the accompanying consolidated balance sheets (see "Fiduciary Funds" discussion below).

Restricted Cash

Included in the accompanying consolidated balance sheets as of December 31, 2025 and 2024 is restricted cash of $150 million and $107 million, respectively. The balances primarily include restricted cash set aside to cover funding obligations as required by contracts executed by us in the ordinary course of business.

Fiduciary Funds

The accompanying consolidated balance sheets do not include the net assets of escrow, agency and fiduciary funds, which are held by us on behalf of clients.

Concentration of Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Users of real estate services account for a substantial portion of trade receivables and collateral is generally not required. The risk associated with this concentration is limited due to the large number of users and their geographic dispersion.

We place substantially all our interest-bearing investments with several major financial institutions to limit the amount of credit exposure with any one financial institution.

Debt and Equity Securities and Other Investments

Debt securities are classified as held to maturity when we have the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity are classified as available for sale. Available for sale debt securities are carried at their fair value and any difference between cost and fair value is recorded as an unrealized gain or loss, net of income taxes, and is reported as accumulated other comprehensive income (loss) in the consolidated statements of equity. Premiums and discounts are recognized in interest using the effective interest method. Realized gains and losses and declines in value resulting from credit losses on available for sale debt securities have not been significant. The cost of securities sold is based on the specific identification method. Interest on securities classified as available for sale are included in interest income.

Our investments in unconsolidated subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control, or entities which are VIEs in which we are not the primary beneficiary are accounted for under the equity method in accordance with FASB ASC Topic 323, "*Instruments - Equity Method and Joint Ventures.*" We eliminate transactions with such equity method subsidiaries to the extent of our ownership in such subsidiaries. Accordingly, our share of the earnings from these equity-method basis companies, generally recognized on a lag of three months or less, is included in consolidated net income. We have elected to account for certain eligible investments and related interests at fair value in accordance with the FASB ASC Topic 825, *"Financial Instruments."*

For a portion of our investments in unconsolidated subsidiaries reported at fair value, we estimate fair value using the net asset value (NAV) per share (or its equivalent) our investees provide. These investments are considered investment companies, or are the equivalent of investment companies, as they carry all investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in earnings. Accordingly, we effectively carry our investments at an amount that is equivalent to our proportionate share of the net assets of each investment that would be allocated to us if each investment was liquidated at the net asset value as of the measurement date.

Equity investments that do not result in consolidation and are not accounted for under the equity method (primarily marketable equity securities) that have readily determinable fair values are measured at fair value with changes therein reflected in net income. Equity instruments that do not have readily determinable fair values and do not qualify for using the net asset value per share practical expedient in FASB ASC Topic 820, *"Fair Value Measurements"* (Topic 820) are measured at cost, less any impairment, and adjusted for subsequent observable transactions for the same or similar investments of the same issuer.

Impairment Evaluation

Impairment losses on investments, other than available for sale debt securities and investments otherwise measured at fair value, are recognized upon evidence of other-than-temporary losses of value. When testing for impairment on investments that are not actively traded on a public market, we generally use a discounted cash flow approach to estimate the fair value of our investments and/or look to comparable activities in the marketplace. Management's judgment is required in developing the assumptions for the discounted cash flow approach. These assumptions include net asset values, internal rates of return, discount and capitalization rates, interest rates and financing terms, rental rates, timing of leasing activity, estimates of lease terms and related concessions, etc. When determining if impairment is other-than-temporary, we also look to the length of time and the extent to which fair value has been less than cost as well as the financial condition and near-term prospects of each investment. See Note 11 – Investments in Unconsolidated Subsidiaries for further details on other-than-temporary impairment losses.

Property and Equipment

Property and equipment, which includes leasehold improvements, is stated at cost, net of accumulated depreciation and impairment. Depreciation and amortization of property and equipment is computed primarily using the straight-line method over their estimated useful lives ranging up to 10 years. Leasehold improvements are amortized over the shorter of the term of their associated leases, excluding options to renew unless we are reasonably certain that we will exercise the option to renew, or the estimated useful life of the asset. We capitalize expenditures that significantly increase the life of our assets and expense the costs of maintenance and repairs.

We review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If this review indicates that such assets are considered impaired, the impairment is recognized in the period the changes occur and represents the amount by which the carrying value exceeds the fair value of the asset or asset group.

Certain costs related to the development or purchase of internal-use software are capitalized. Internal-use software costs incurred in the preliminary project stage are expensed as incurred. Significant direct consulting costs and certain payroll and related costs, which are incurred during the development stage of a project are generally capitalized and amortized over a three-year period (except for enterprise software development platforms, which range from three to seven years) when placed into production.

Real Estate

Classification and Impairment Evaluation

We classify real estate in accordance with the criteria of the FASB ASC Topic 360, "*Property, Plant and Equipment*" (Topic 360) as follows: (i) real estate held for sale, which includes completed assets or land for sale in its present condition that meet all of Topic 360's "held for sale" criteria; (ii) real estate under development (current), which includes real estate that we are in the process of developing that is expected to be completed and disposed of within one year of the balance sheet date; (iii) real estate under development (non-current), which includes real estate that we are in the process of developing that is expected to be completed and disposed of more than one year from the balance sheet date; or (iv) real estate held for investment, which consists of land on which development activities have not yet commenced and completed assets or land held for disposition that do not meet the "held for sale" criteria. Any asset reclassified from real estate held for sale to real estate held for investment is recorded individually at the lower of its fair value at the date of the reclassification or its carrying amount before it was classified as "held for sale," adjusted (in the case of real estate held for investment) for any depreciation that would have been recognized had the asset been continuously classified as real estate held for investment.

Real estate held for sale is recorded at the lower of cost or fair value less cost to sell. If an asset's fair value less cost to sell, based on discounted future cash flows, management estimates, or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Real estate under development and real estate held for investment are carried at cost less depreciation and impairment, as applicable. Buildings and improvements included in real estate held for investment are depreciated using the straight-line method over their estimated useful lives, generally up to 39 years. Tenant improvements included in real estate held for investment are amortized using the straight-line method over the shorter of their estimated useful lives or terms of the respective leases. Land improvements included in real estate held for investment are depreciated over their estimated useful lives, up to 15 years.

Real estate under development and real estate held for investment are evaluated for impairment and losses are recorded when undiscounted cash flows estimated to be generated by an asset are less than the asset's carrying amount. The amount of the impairment loss, if any, is calculated as the excess of the asset's carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons.

A summary of our real estate assets is as follows (dollars in millions):

	December 31,			
	2025		**2024**	
Real estate under development, current (included in other current assets)	$	66	$	—
Real estate and other assets held for sale (included in other current assets)		98		40
Real estate under development		646		505
Real estate held for investment (included in other assets, net)		310		243
Total real estate	$	1,120	$	788

Cost Capitalization and Allocation

When acquiring, developing, and constructing real estate assets, we capitalize recoverable costs. Capitalization begins when the activities related to development have begun and ceases when activities are substantially complete and the asset is available for occupancy. Recoverable costs capitalized include pursuit costs, or pre-acquisition/pre-construction costs, taxes and insurance, interest, development and construction costs and costs of incidental operations. We do not capitalize any internal costs when acquiring, developing, and constructing real estate assets. We expense transaction costs for acquisitions that qualify as a business in accordance with FASB ASC Topic 805, "*Business Combinations*" (Topic 805). Pursuit costs capitalized in connection with a potential development project that we have determined not to pursue are written off in the period that determination is made.

At times, we purchase bulk land that we intend to sell or develop in phases. The land basis allocated to each phase is based on the relative estimated fair value of the phases before construction except for newly acquired held for sale phases which are measured at their fair value less cost to sell at the acquisition date. We allocate construction costs incurred relating to more than one phase between the various phases; if the costs cannot be specifically attributed to a certain phase or the improvements benefit more than one phase, we allocate the costs between the phases based on their relative estimated sales values, where practicable, or other value methods as appropriate under the circumstances. Relative allocations of the costs are revised as the sales value estimates are revised.

When acquiring real estate with existing buildings, we allocate the purchase price between land, land improvements, building and intangibles related to in-place leases, if any, based on their relative fair values. The fair values of acquired land and buildings are determined based on an estimated discounted future cash flow model with lease-up assumptions as if the building was vacant upon acquisition. The fair value of in-place leases includes the value of lease intangibles for above or below-market rents and tenant origination costs, determined on a lease-by-lease basis. The capitalized values for both lease intangibles and tenant origination costs are amortized over the term of the underlying leases. Amortization related to lease intangibles is recorded as either an increase to or a reduction of rental income and amortization for tenant origination costs is recorded to amortization expense.

Disposition of Real Estate

We account for gains and losses on the sale of real estate and other nonfinancial assets or in substance nonfinancial assets to noncustomers that are not an output of our ordinary activities and are not a business in accordance with FASB ASC Topic 610-20, *"Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets."* Where we do not have a controlling financial interest in the entity that holds the transferred assets after the transaction, we derecognize the assets or in substance nonfinancial assets and recognize a gain or loss when control of the underlying assets transfers to the counterparty.

We may also dispose of real estate through the transfer of a long-term leasehold representing a major part of the remaining economic life of the property. We account for these transfers as sales-type leases in accordance with FASB ASC Topic 842, "*Leases*" by derecognizing the carrying amount of the underlying asset, recognizing any net investment in the lease and recognizing selling profit or loss in net income.

Goodwill and Other Intangible Assets

Our acquisitions of businesses require the application of purchase accounting, which results in tangible and identifiable intangible assets and liabilities of the acquired entity being recorded at fair value. The difference between the purchase price and the fair value of net assets acquired is recorded as goodwill. Deferred consideration arrangements granted in connection with a business combination are evaluated to determine whether all or a portion is, in substance, additional purchase price or compensation for services. Additional purchase price is added to the fair value of consideration transferred in the business combination and compensation is included in operating expenses in the period it is incurred.

We are required to test goodwill and other intangible assets deemed to have indefinite useful lives for impairment at least annually, or more often if circumstances or events indicate a change in the impairment status, in accordance with FASB ASC Topic 350, "*Intangibles – Goodwill and Other.*" The guidance permits, but does not require an entity to perform a qualitative assessment with respect to any of its reporting units or indefinite-lived intangible assets to determine whether a quantitative impairment test is needed. Entities are permitted to assess based on qualitative factors whether it is more likely than not that a reporting unit's or indefinite-lived intangible asset's fair value is less than its carrying amount before applying the quantitative impairment test. If it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount, the entity conducts the quantitative impairment test. If not, the entity does not need to apply the quantitative test. The qualitative test is elective, and an entity can go directly to the quantitative test rather than making a more-likely-than-not assessment based on an evaluation of qualitative factors. When performing a quantitative test, we use a combination of market and income approaches. The market approach is based on the guideline public company method which estimates the value of our reporting units by applying valuation multiples of selected guideline public companies to the reporting unit's key operating metrics. The income approach is based on the discounted cash flow method which estimates the fair value of our reporting units and indefinite-lived intangible assets by estimating the present value of projected future cash flows. Management's judgment is required to develop assumptions to estimate fair values, including selected market multiples for the guideline public company method and revenue growth rates, profit margin percentages, and discount rates for the discounted cash flow model. We record an impairment loss when the amount by which a reporting unit's or indefinite-lived intangible asset's carrying value exceeds its fair value, not to exceed the carrying amount of the goodwill or indefinite-lived intangible asset. See Note 10 – Goodwill and Other Intangible Assets for more information.

Business Combinations

We estimate the fair value of identifiable assets, liabilities and any non-controlling interests acquired in a business combination and recognize goodwill as the excess of the purchase price over the recorded value of the acquired assets and liabilities in accordance with Topic 805. When estimating the fair value of acquired assets, we utilize various valuation models which may require significant judgment, particularly where observable market values do not exist. Inputs requiring significant judgment may include discount rates, growth rates, cost of capital, royalty rates, tax rates, market values, depreciated replacement costs, selling prices less costs to dispose, and remaining useful lives, among others. Reasonable differences in these inputs could have a significant impact on the estimated value of acquired assets, the resulting value of goodwill, subsequent depreciation and amortization expense, and the results of future asset impairment evaluations.

Leases

We are the lessee in contracts for our office space tenancies, for leased vehicles, and for some leases of land in our development business. We monitor our service arrangements to evaluate whether they meet the definition of a lease.

The present value of lease payments, which are either fixed payments, in-substance fixed payments, or variable payments tied to an index or rate are recognized on the consolidated balance sheets with corresponding lease liabilities and right-of-use (ROU) assets upon the commencement of the lease. These lease costs are expensed over the respective lease term in accordance with the classification of the lease (i.e., operating versus finance classification). Variable lease payments not tied to an index or rate are expensed as incurred and are not subject to capitalization. After the commencement date, any modifications to the leasing arrangement are assessed and the ROU asset and lease liability are remeasured to recognize modifications to the lease term, leased asset, or lease payments.

The base terms for our lease arrangements typically do not extend beyond 15 years, except for land leases. We commonly have renewal options in our leases, but most of these options do not create a significant economic incentive for us to extend the lease term. Therefore, payments during periods covered by these renewal options are typically not included in our lease liabilities and right-of-use assets. Specific to our vehicle leases, early termination options are common and economic penalties associated with early termination of these contracts are typically significant enough to make it reasonably certain that we will not exercise such options. Therefore, payments during periods covered by these early termination options in vehicle leases are typically included in our lease liabilities and right-of-use assets. As an accounting policy election, our short-term leases with an initial term of 12 months or less are not recognized as lease liabilities and right-of-use assets in the consolidated balance sheets. The rent expense associated with short term leases is recognized on a straight-line basis over the lease term and was not significant.

Most of our office space leases include variable payments based on our share of actual common area maintenance and operating costs of the leased property. Many of our vehicle leases include variable payments based on actual service and fuel costs. For both office space and vehicle leases, we have elected the practical expedient to not separate lease components from non-lease components. Therefore, these costs are classified as variable lease payments.

Lease payments are typically discounted at our incremental borrowing rate because the interest rate implicit in the lease cannot be readily determined in the absence of key inputs which are typically not reported by our lessors. Because we do not generally borrow on a collateralized basis, judgement was used to estimate the secured borrowing rate associated with our leases based on relevant market data and our inputs applied to accepted valuation methodologies. The incremental borrowing rate calculated for each lease also reflects the lease term, currency, and geography specific to each lease.

Deferred Financing Costs

Costs incurred in connection with financing activities are generally deferred and amortized over the terms of the related debt agreements ranging up to eleven years. Debt issuance costs related to a recognized debt liability are presented in the accompanying consolidated balance sheets as a direct deduction from the carrying amount of that debt liability. Amortization of these costs is charged to interest expense in the accompanying consolidated statements of operations. We classify debt issuance costs associated with our line of credit arrangement as an asset, regardless of whether there are any outstanding borrowings on the arrangement. Total deferred financing costs, net of accumulated amortization, related to our revolving line of credit have been included in other assets in the accompanying consolidated balance sheets and were $9 million and $6 million as of December 31, 2025 and 2024, respectively.

See Note 12 – Long-Term Debt and Short-Term Borrowings for additional information on activities associated with our debt.

Revenue Recognition

We account for revenue with customers in accordance with FASB ASC Topic 606, "*Revenue from Contracts with Customers*" (Topic 606). Revenue is recognized when or as control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

The following is a description of principal activities – separated by reportable segments – from which we generate revenue. For more detailed information about our reportable segments, see Note 19 – Revenue from Contracts with Customers and Note 20 – Segments.

Advisory Services

Our Advisory Services segment provides a comprehensive range of services globally, including leasing, property sales, mortgage origination, loan servicing and valuation services.

Leasing and Property Sales

We provide strategic advice and execution for owners, investors, and occupiers of real estate in connection with the leasing of office, industrial and retail space. We also offer clients fully integrated property sales services under the CBRE Capital Markets brand. We are compensated for our services in the form of a commission and, in some instances, may earn various forms of variable incentive consideration. Our commission is paid upon the occurrence of certain contractual event(s) which may be contingent. For example, a portion of our leasing commission may be paid upon signing of the lease by the tenant, with the remaining paid upon occurrence of another future contingent event (e.g., payment of first month's rent or tenant move-in). For leases, we typically satisfy our performance obligation at the point in time when control is transferred – generally, at the time of the first contractual event where there is a present right to payment. We look to history, experience with a customer, and deal specific considerations as part of the most likely outcome estimation approach to support our judgement that the second contingency (if applicable) will be met. Therefore, we typically accelerate the recognition of the revenue associated with the second contingent event. For property sales, our commission is typically paid at the closing of the sale, which represents transfer of control for services to the customer.

In addition to our commission, we may recognize other forms of variable consideration which can include, but are not limited to, commissions subject to concession or claw back and volume-based discounts or rebates. We assess variable consideration on a contract-by-contract basis, and when appropriate, recognize revenue based on our assessment of the outcome (using the most likely outcome approach or weighted probability) and historical results, if comparable and representative. We recognize variable consideration if it is deemed probable that there will not be significant reversal in the future.

Mortgage Originations and Loan Sales

We offer clients commercial mortgage and structured financing services. Fees from services within our mortgage brokerage business that are in the scope of Topic 606 include fees earned for the brokering of commercial mortgage loans primarily through relationships established with investment banking firms, national and regional banks, credit companies, insurance companies and pension funds. We are compensated for our brokerage services via a fee paid upon successful placement of a commercial mortgage borrower with a lender who will provide financing. The fee earned is contingent upon the funding of the loan, which represents the transfer of control for services to the customer. Therefore, we typically satisfy our performance obligation at the point in time of the funding of the loan.

We also earn fees from the origination and sale of commercial mortgage loans for which the company retains the servicing rights. Revenue from fees earned from Government-Sponsored Enterprises (GSEs) are out of the scope of Topic 606. These fees are governed by FASB ASC Topic 820, "*Fair Value Measurements and Disclosures*" (Topic 820) and FASB ASC Topic 860, "*Transfers and Servicing.*" Upon origination of a mortgage loan held for sale, the fair value of the mortgage servicing rights (MSR) to be retained is included in the forecasted proceeds from the anticipated loan sale and results in a net gain (which is reflected in revenue). Upon sale, we record a servicing asset or liability based on the fair value of the retained MSR associated with the transferred loan. Subsequent to the initial recording, MSRs are amortized and carried at the lower of amortized cost or fair value in other intangible assets in the accompanying consolidated balance sheets. They are amortized in proportion to and over the estimated period that the servicing income is expected to be received.

Valuation Services

We provide valuation services that include market-value appraisals, litigation support, discounted cash flow analyses, feasibility studies as well as consulting services such as property condition reports, hotel advisory and environmental consulting. We are compensated for valuation services in the form of a fee, which is payable on the occurrence of certain events (e.g., a portion on the delivery of a draft report with the remaining on the delivery of the final report). For consulting services, we may be paid based on the occurrence of time or event-based milestones (such as the delivery of draft reports). We typically satisfy our performance obligation for valuation services as services are rendered over time.

Building Operations & Experience

Our Building Operations & Experience (BOE) segment provides a broad suite of integrated, contractually-based outsourcing services globally for occupiers of real estate, including facilities management, and property management services to owners and investors of real estate.

Facilities Management Services

Facilities management involves the day-to-day management of client-occupied space and includes headquarters, regional offices, administrative offices, data centers and other critical facilities, manufacturing and laboratory facilities, distribution facilities and retail space. Contracts for facilities management services are often structured so we are reimbursed for client-dedicated personnel costs and subcontracted vendor costs as well as associated overhead expenses plus a monthly fee, and, in some cases, annual incentives tied to agreed upon performance targets, with any penalties typically capped. In addition, we have contracts for facilities management services based on fixed fees or guaranteed maximum prices. Fixed fee contracts are typically structured where an agreed upon scope of work is delivered for a fixed price while guaranteed maximum price contracts are structured with an agreed upon scope of work that will be provided to the client for a not to exceed price. Facilities management services represent a series of distinct daily services rendered over time. Consistent with the transfer of control for distinct, daily services to the customer, revenue is typically recognized at the end of each period for the fees associated with the services performed.

We control and direct the work of client-dedicated employees, and therefore present the related employee compensation and benefits expense and the corresponding revenue as gross on our consolidated statements of operations. In situations in which we engage third-party vendors and subcontractors to deliver services to our clients, we act as the principal provider as we control and direct the third-party activities prior to the transfer of services to the client and therefore present the related costs that we are reimbursed for as well as the corresponding revenue as gross. In arrangements where we do not control and direct third-party services delivered to the client, we act as the client's agent and report revenue net of costs.

In addition to our management fee, we receive various types of variable consideration which can include but is not limited to key performance indicator bonuses or penalties which may be linked to subcontractor performance, gross maximum price, glidepaths, savings guarantees, shared savings, or fixed fee structures. We assess variable consideration on a contract-by-contract basis, and when appropriate, recognize revenue based on our assessment of the outcome (using the most likely outcome approach or weighted probability) and historical results, if comparable and representative. Using management assessments and historical results and statistics, we recognize revenue if it is deemed probable there will not be significant reversal in the future.

Property Management Services

We provide property management services on a contractual basis for owners of and investors in office, industrial and retail properties. These services include building engineering, lease administration, accounting and investment reporting services and flexible workplace solutions. We are compensated for our services through a monthly management fee earned based on either a specified percentage of the monthly rental income, rental receipts generated from the property under management or a fixed fee. We are also often reimbursed for our administrative and payroll costs directly attributable to the properties under management. Property management services represent a series of distinct daily services rendered over time. Consistent with the transfer of control for distinct, daily services to the customer, revenue is recognized at the end of each period for the fees associated with the services performed. The amount of revenue recognized is presented gross for any services provided by our employees, as we control them. We generally do not control third-party services delivered to property management clients. As such, we generally report revenues net of third-party costs.

Project Management

Our Project Management segment provides services on a portfolio wide or programmatic basis. Revenues from project management services generally include construction management, fixed management fees, variable fees, and incentive fees if certain agreed upon performance targets are met. Revenues from project management may also include reimbursement of payroll and related costs for personnel providing the services and subcontracted vendor costs. Project management services represent a series of distinct daily services rendered over time. Consistent with the transfer of control for distinct, daily services to the customer, revenue is typically recognized at the end of each period for the fees associated with the services performed.

We control and direct the work of client-dedicated employees, and therefore present the related employee compensation and benefits expense and the corresponding revenue as gross on our consolidated statements of operations. In situations in which we engage third-party vendors and subcontractors to deliver services to our clients, we act as the principal provider as we control and direct the third-party activities prior to the transfer of services to the client and therefore present the related costs that we are reimbursed for as well as the corresponding revenue as gross. In arrangements where we do not control and direct third-party services delivered to the client, we act as the client's agent and report revenue net of costs.

Real Estate Investments

Our REI segment is comprised of investment management services provided globally and development services in the U.S., the U.K., Europe and Asia Pacific (APAC).

Investment Management Services

Our investment management services are provided to pension funds, insurance companies, sovereign wealth funds, foundations, endowments, and other institutional investors seeking to generate returns and diversification through investment in real assets. We sponsor investment programs that span the risk/return spectrum in North America, Europe, Asia, and Australia. We are typically compensated in the form of a base management fee, disposition fees, acquisition fees and incentive fees in the form of performance fees or carried interests based on fund type (open or closed ended, respectively). For the base management fees, we typically satisfy the performance obligation as service is rendered over time pursuant to the series guidance. Consistent with the transfer of control for distinct, daily services to the customer, revenue is recognized at the end of each period for the fees associated with the services performed. For acquisition and disposition services, we typically satisfy the performance obligation at a point in time (at acquisition or upon disposition). For contracts with contingent fees, including performance fees, incentive fees and carried interests, we assess variable consideration on a contract-by-contract basis, and when appropriate, recognize revenue based on our assessment of the outcome (using the most likely outcome approach or weighted probability) and historical results, if comparable and representative. Revenue associated with performance fees and carried interests are typically impacted by volatility in the real estate market, a broad range of possible outcomes, and other factors in the market that are outside of our control.

Development Services

Our development services consist of real estate development and investment activities in the U.S., the U.K. and Europe to users of and investors in commercial real estate, as well as for our own account.

We pursue opportunistic, risk-mitigated development and investment in commercial real estate across a wide spectrum of property types, including industrial, office and retail properties; healthcare facilities of all types (medical office buildings, hospitals and ambulatory surgery centers); data centers; and multi-family residential/mixed-use projects. We pursue development and investment activity on behalf of our clients on a fee basis with no, or limited, ownership interest in a property, in partnership with our clients through co-investment – either on an individual project basis or through programs with certain strategic capital partners or for our own account up to 100% ownership. Development services represent a series of distinct daily services rendered over time. Consistent with the transfer of control for distinct, daily services to the customer, revenue is recognized at the end of each period for the fees associated with the services performed. Fees are typically payable monthly over the service term or upon contractual defined events, like project milestones. In addition to development fee revenue, we receive various types of variable consideration which can include, but is not limited to, contingent lease-up bonuses, cost saving incentives, profit sharing on sales and at-risk fees. We assess variable consideration on a contract-by-contract basis, and when appropriate, recognize revenue based on our assessment of the outcome (using the most likely outcome approach or weighted probability) and historical results, if comparable and representative. We accelerate revenue if it is deemed probable there will not be significant reversal in the future. Sales of real estate to customers which are considered an output of ordinary activities are recognized as revenue when or as control of the assets are transferred to the customer.

Accounts Receivable and Allowance for Doubtful Accounts

We record accounts receivable for our unconditional rights to consideration arising from our performance under contracts with customers. The carrying value of such receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. We estimate our allowance for doubtful accounts for specific accounts receivable balances based on historical collection trends, the age of outstanding accounts receivables and existing economic conditions associated with the receivables. Past-due accounts receivable balances are written off when our internal collection efforts have been unsuccessful. As a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component when we expect, at contract inception, that the period between our transfer of a promised service to a customer and when the customer pays for that service will be one year or less. We do not typically include extended payment terms in our contracts with customers.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate transaction prices for contracts where our performance obligations have not yet been satisfied. As of December 31, 2025, the aggregate amount of transaction price allocated to remaining performance obligations in our leasing business was not significant. We apply the practical expedient related to remaining performance obligations that are part of a contract that has an original expected duration of one year or less and the as-invoiced practical expedient, and the practical expedient related to variable consideration from remaining performance obligations pursuant to the series guidance. All of our remaining performance obligations apply to one of these practical expedients.

Contract Assets and Contract Liabilities

Contract assets represent assets for revenue that has been recognized in advance of billing the customer and for which the right to bill is contingent upon something other than the passage of time. This is common for contingent portions of commissions in brokerage, development and construction revenue in development services and incentive fees present in various businesses. Billing requirements vary by contract but are generally structured around fixed monthly fees, reimbursement of employee and other third-party costs, and the achievement or completion of certain contingent events.

When we receive consideration, or such consideration is unconditionally due, from a customer prior to transferring services to the customer under the terms of the services contract, we record deferred revenue, which represents a contract liability. We recognize the contract liability as revenue once we have transferred control of the service to the customer and all revenue recognition criteria are met.

Contract assets and contract liabilities are determined for each contract on a net basis. For contract assets, we classify the short-term portion as a separate line item within current assets and the long-term portion as a separate line item in the accompanying consolidated balance sheets. For contract liabilities, we classify the short-term portion as a separate line item within current liabilities and the long-term portion within other liabilities, long-term in the accompanying consolidated balance sheets.

Contract Costs

Contract costs, accounted for under FASB ASC Topic 340-40, "*Other Assets and Deferred Costs – Contracts with Customers*," primarily consist of upfront costs incurred to obtain or to fulfill a contract. The majority of these costs relate to transition costs to fulfill contracts prior to services being rendered and are included within other intangible assets in the accompanying consolidated balance sheets. Capitalized transition costs are amortized based on the transfer of services to which the assets relate which can vary on a contract-by-contract basis and are included in cost of revenue in the accompanying consolidated statement of operations. Contract costs that are recognized as assets are reviewed for impairment when events and changes in circumstances indicate that their carrying amounts may not be recoverable.

Applying the contract cost practical expedient, we recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less.

Business Promotion and Advertising Costs

The costs of business promotion and advertising are expensed as incurred. Business promotion and advertising costs of $89 million, $82 million and $74 million were included in operating, administrative and other expenses for the years ended December 31, 2025, 2024 and 2023, respectively.

Foreign Currencies

The financial statements of subsidiaries located outside the U.S. are generally measured using the local currency as the functional currency. The assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date, and income and expenses are translated at the average monthly rate. The resulting translation adjustments are included in the accumulated other comprehensive income/loss component of equity. Gains and losses resulting from foreign currency transactions are included in the results of operations.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income/loss. In the accompanying consolidated balance sheets, accumulated other comprehensive income/loss primarily consists of foreign currency translation adjustments, qualified derivative activities, unrealized holding gains on available for sale debt securities and pension liability adjustments. Foreign currency translation adjustments exclude any income tax effects given that earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time (see Note 16 – Income Taxes).

Warehouse Receivables

Our wholly-owned subsidiary CBRE Capital Markets, Inc. (CBRE Capital Markets) is a Federal Home Loan Mortgage Corporation (Freddie Mac) approved Multifamily Program Plus Seller/Servicer and an approved Federal National Mortgage Association (Fannie Mae) Aggregation and Negotiated Transaction Seller/Servicer. In addition, CBRE Capital Markets' wholly-owned subsidiary CBRE Multifamily Capital, Inc. (CBRE MCI) is an approved Fannie Mae Delegated Underwriting and Servicing (DUS) Seller/Servicer and CBRE Capital Markets' wholly-owned subsidiary CBRE HMF, Inc. (CBRE HMF) is a U.S. Department of Housing and Urban Development (HUD) approved Non-Supervised Federal Housing Authority (FHA) Title II Mortgagee, an approved Multifamily Accelerated Processing (MAP) lender and an approved Government National Mortgage Association (Ginnie Mae) issuer of mortgage-backed securities (MBS). Under these arrangements, before loans are originated through proceeds from warehouse lines of credit, we obtain either a contractual loan purchase commitment from either Freddie Mac or Fannie Mae or a confirmed forward trade commitment for the issuance and purchase of a Fannie Mae or Ginnie Mae MBS that will be secured by the loans. The warehouse lines of credit are generally repaid within a one-month period when Freddie Mac or Fannie Mae buys the loans or upon settlement of the Fannie Mae or Ginnie Mae MBS, while we retain the servicing rights. Loans are funded at the prevailing market rates. We elect the fair value option for all warehouse receivables. At December 31, 2025 and 2024, all of the warehouse receivables included in the accompanying consolidated balance sheets were either under commitment to be purchased by Freddie Mac or had confirmed forward trade commitments for the issuance and purchase of Fannie Mae or Ginnie Mae MBS that will be secured by the underlying loans.

Mortgage Servicing Rights

In connection with the origination and sale of mortgage loans with servicing rights retained, we record servicing assets or liabilities based on the fair value of the mortgage servicing rights on the date the loans are sold. Our MSRs are initially recorded at fair value. Subsequent to the initial recording, MSRs are amortized in proportion to and over the period that the servicing income is expected to be received based on projections and timing of estimated future net cash flows and assessed for impairment based on the fair value each reporting period. MSRs are recorded in other intangible assets in the accompanying consolidated balance sheets.

Our initial recording of MSRs at their fair value resulted in net gains, as the fair value of servicing contracts that result in MSR assets exceeded the fair value of servicing contracts that result in MSR liabilities. The net assets and net gains are presented in the accompanying consolidated financial statements. The amount of MSRs recognized during the years ended December 31, 2025, 2024 and 2023 was as follows (dollars in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Beginning balance, mortgage servicing rights	$ 486	$ 499	$ 561
Mortgage servicing rights recognized	139	125	82
Mortgage servicing rights sold	—	—	—
Amortization expense	(146)	(138)	(144)
Ending balance, mortgage servicing rights	$ 479	$ 486	$ 499

MSRs do not actively trade in an open market with readily available observable prices; therefore, fair value is determined based on certain assumptions and judgments, including the estimation of the present value of future cash flows realized from servicing the underlying mortgage loans. Management's assumptions include the benefits of servicing (servicing fee income and interest on escrow deposits), inflation, the cost of servicing, prepayment rates, delinquencies, discount rates and the estimated life of servicing cash flows. The assumptions used are subject to change based on management's judgments and estimates of changes in future cash flows and interest rates, among other things. The key assumptions used during the years ended December 31, 2025, 2024 and 2023 in measuring fair value were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Weighted-average discount rate	14.3 %	13.6 %	13.0 %
Weighted-average conditional prepayment rate	11.6 %	11.8 %	12.0 %

The estimated fair value of our MSRs was $1.1 billion, $1.1 billion and $1.2 billion as of December 31, 2025, 2024 and 2023, respectively. We perform quarterly procedures to identify triggering events. Impairment is evaluated through a comparison of the carrying amount and fair value of the MSRs, and recognized with the establishment of a valuation allowance. We did not incur any impairment charges related to our MSRs during the years ended December 31, 2025, 2024 or 2023.

Included in revenue in the accompanying consolidated statements of operations are contractually specified servicing fees from loans serviced for others of $357 million, $329 million and $315 million for the years ended December 31, 2025, 2024 and 2023, respectively, and includes prepayment fees/late fees earned from loans serviced for others of $15 million, $9 million and $5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, also recorded in revenue, was ancillary income of $136 million, $151 million and $108 million for the years ended December 31, 2025, 2024 and 2023, respectively, generated on the loan servicing float.

Accounting for Broker Draws

As part of our recruitment efforts relative to new U.S. brokers, we offer a transitional broker draw arrangement. Our broker draw arrangements generally last until such time as a broker's pipeline of business is sufficient to allow the broker to earn sustainable commissions. This program is intended to provide the broker with a minimal amount of cash flow to allow adequate time for his or her training as well as time for him or her to develop business relationships. Similar to traditional salaries, the broker draws are paid irrespective of the actual revenues generated by the broker. Often these broker draws represent the only form of compensation received by the broker. Furthermore, it is not our general policy to pursue collection of unearned broker draws paid under this arrangement. As a result, we have concluded that broker draws are economically equivalent to salaries paid and accordingly charge them to compensation expense as incurred over the service period. The broker is also entitled to earn a commission on completed revenue transactions, less any amounts previously paid to the broker in the form of a draw.

Stock-Based Compensation

We account for all employee awards under the fair value recognition provisions of FASB ASC Topic 718, "*Compensation – Stock Compensation*" (Topic 718). Topic 718 requires the measurement of compensation cost at the grant date, based upon the estimated fair value of the award, and requires amortization of the related expense over the employee's requisite service period. We do not estimate forfeitures, but instead recognize forfeitures when they occur. See Note 15 – Employee Benefit Plans for additional information on our stock-based compensation plans.

Income Per Share

Basic income per share attributable to CBRE Group, Inc. is computed by dividing net income attributable to CBRE Group, Inc. stockholders by the weighted-average number of common shares outstanding during each period. The computation of diluted income per share attributable to CBRE Group, Inc. generally further assumes the dilutive effect of potential common shares, which include certain contingently issuable shares. Contingently issuable shares consist of non-vested stock awards.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with the "Accounting for Income Taxes" Topic of the FASB ASC (Topic 740). Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all the deferred tax asset will not be realized.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. See Note 16 – Income Taxes for additional information on income taxes.

Self-Insurance

Our wholly-owned captive insurance company, which is subject to applicable insurance rules and regulations, insures our exposure related to workers' compensation insurance, general liability insurance and automotive insurance for our U.S. operations risk on a primary basis and we purchase excess coverage from unrelated insurance carriers. The captive insurance company also insures primary risk relating to professional indemnity claims globally. Given the nature of these types of claims, it may take several years for resolution and determination of the cost of these claims. We are required to estimate the cost of these claims in our financial statements.

The estimates that we utilize to record our potential losses on claims are inherently subjective, and actual claims could differ from amounts recorded, which could result in increased or decreased expense in future periods. As of December 31, 2025 and 2024, our reserves for claims under these insurance programs were $218 million and $197 million, respectively, of which $15 million and $4 million, respectively, represented our estimated current liabilities.

Contingencies

Pursuant to FASB ASC Topic 450, *"Contingencies"* (Topic 450), we evaluate whether any conditions existed as of the financial statement issuance date which may result in a loss contingent upon one or more future events occurring or not occurring. Assessing contingent liabilities involves significant judgment. If the assessment indicates that a loss is probable and the amount is reasonably estimable, we accrue an estimated liability in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of potential losses, if determinable and material, would be disclosed. We determine the amount of estimated liability to accrue, if any, after thorough evaluation of key information available that could impact the size and timing of the potential loss on a case-by-case basis. Given the significant judgment involved with such estimates, the potential liability may change in the future as new information becomes available. We do not recognize gain contingencies until the contingency is completely resolved and the associated amounts are probable of collection.

Derivatives and Hedging Activities

We record derivative financial instruments at fair value in the accompanying consolidated balance sheets in either other liabilities or other assets. We do not net derivatives on our balance sheet. For derivatives designated as fair value hedges, the gain or loss on the derivative as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same financial statement line item. For derivatives designated as net investment hedges, the gain or loss on the derivative is reported in accumulated other comprehensive loss as part of the cumulative translation adjustment. Accumulated gains and losses attributable to the designated net investment hedge are reclassified out of accumulated other comprehensive loss into earnings when the hedged net investment is either sold or substantially liquidated. Gains or losses on derivative financial instruments representing hedge components, which are excluded from the assessment of effectiveness, are recognized in earnings over the life of the hedge on a systematic and rational basis. Cash flows arising from derivative financial instruments are classified within the consolidated statements of cash flows within the same category that the cash flows from the item being hedged.

The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and whether we have elected to apply hedge accounting in a qualified hedging relationship. We may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or we may elect not to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. We do not use derivatives for trading or speculative purposes.

Derivative financial instruments that are designated as hedging instruments must be highly effective in mitigating the designated changes in fair value or cash flows of the hedged item. We assess effectiveness at the inception of the hedge and continue to assess effectiveness on a quarterly basis, which includes determining whether the derivatives that are used in the hedging transactions have been and are expected to be highly effective in offsetting changes in the fair value or cash flows of the hedged items.

We use fixed to fixed and float to float cross-currency swaps to hedge our exposure to changes in foreign exchange rates on certain foreign investments as well as foreign currency denominated loans (see Note 12 – Long-Term Debt and Short-Term Borrowings for additional information on the term loan). As of December 31, 2025 and 2024, we had twenty-six and seven outstanding cross-currency swaps with a total fair value of $63 million and $43 million included in other assets and $292 million and none included in other liabilities, respectively.

See Note 8 – Derivatives and Hedging Activities for additional information on cross-currency swaps.

Employee Separation Benefits

One-time termination benefits are expensed at the date the company notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Ongoing benefits are expensed when restructuring activities are probable and the benefit amounts are estimable.

3.   New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, *"Improvements to Income Tax Disclosures."* This ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid and is effective for annual periods beginning after December 15, 2024. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. Early adoption is permitted. We adopted ASU 2023-09 prospectively in 2025 and have updated our income tax disclosures in our annual consolidated financial statements.

Recent Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU 2024-03, *"Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses."* This ASU requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. These requirements should be applied on a prospective basis with an option to apply them retrospectively. We anticipate ASU 2024-03 will result in expanded disclosures related to our income statement expenses.

In May 2025, the FASB issued ASU 2025-03, *"Business Combination (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity."* This ASU requires public business entities to assess which entity is the accounting acquirer for a business combination that is effected primarily by exchanging equity interest in which a Variable Interest Entity (VIE) is acquired. This guidance is effective for fiscal years and interim periods beginning after December 15, 2026, with early adoption permitted. These requirements should be applied on a prospective basis to any transaction that occurs after the initial application date. We do not expect the adoption of ASU 2025-03 to have a material impact on our consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, *"Credit Losses (Topic 326): Financial Instruments."* This ASU provides a practical expedient to assume current economic conditions will not change for the remaining life of an asset when preparing forecasts as part of estimating expected credit losses. This guidance is effective for fiscal years and interim periods beginning after December 15, 2025, with early adoption permitted and should be applied on a prospective basis if the practical expedient is elected. We do not expect the adoption of ASU 2025-05 to have a material impact on our consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, *"Intangibles—Goodwill and Other (Topic 350): Internal-use Software."* This ASU removes all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40 and requires the capitalization of software costs to begin when 1) management has authorized and committed to funding the software project and 2) it is probable that the project will be completed and the software will be used to perform the function intended. This guidance is effective for fiscal years and interim periods beginning after December 15, 2027, with early adoption permitted. These requirements should be applied using a prospective, modified transition, or retrospective approach. We are evaluating the impact that ASU 2025-06 will have on our consolidated financial statement disclosures.

In September 2025, the FASB issued ASU 2025-07, *"Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract."* This ASU excludes from derivative accounting non-exchange-traded contracts with underlyings based on operations or activities specific to one of the parties to the contract. This guidance is effective for fiscal years and interim periods beginning after December 15, 2026, with early adoption permitted. These requirements may be applied prospectively or on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings. We do not expect the adoption of ASU 2025-07 to have a material impact on our consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-08, "*Financial Instruments—Credit Losses (Topic 326): Purchased Loans.*" This ASU introduces the concept of "purchased seasoned loans" through new seasoning guidance and expands the use of the gross-up approach for non-Purchased Credit Deteriorated loans. This guidance is effective for fiscal years and interim periods beginning after December 15, 2026, with early adoption permitted. The amendments must be applied prospectively to loans that are acquired on or after the date of initial application. We do not expect the adoption of ASU 2025-08 to have a material impact on our consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, "*Derivatives and Hedging (Topic 815): Hedge Accounting Improvements.*" This ASU clarifies and increases flexibility in hedge accounting and further aligns hedge accounting with the economics of an entity's risk management activities through clarification of five primary issues. This guidance is effective for fiscal years and interim periods beginning after December 15, 2026, with early adoption permitted and should be applied on a prospective basis. We do not expect the adoption of ASU 2025-09 to have a material impact on our consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, "*Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities.*" This ASU provides authoritative guidance for the recognition, measurement, and presentation of government grants, aiming to reduce diversity in practice and improve consistency. This guidance is effective for fiscal years and interim periods beginning after December 15, 2028, with early adoption permitted. These requirements may be applied using a modified prospective, modified retrospective, or retrospective approach. We do not expect the adoption of ASU 2025-10 to have a material impact on our consolidated financial statements and related disclosures.

4.   **Acquisitions**

Pearce

On November 4, 2025, we acquired 100% ownership interest in Pearce Services, LLC (Pearce), a leading provider of advanced technical services for digital and power infrastructure. Pearce forms part of our BOE segment.

The Pearce acquisition was treated as a business combination under FASB Accounting Standards Codification (ASC) Topic 805, "*Business Combinations,*" and was accounted for using the acquisition method of accounting. We financed the acquisition with (i) cash on hand and (ii) borrowings under our existing commercial paper program, which were partially repaid with the net proceeds from the issuance of $750 million in aggregate principal amount of 4.900% senior notes in November 2025. See Note 12 – Long-Term Debt and Short-Term Borrowings for more information on the above-mentioned debt instruments.

The following summarizes the consideration transferred at closing for the Pearce acquisition (dollars in millions):

Cash consideration	$	763
Settlement of long-term debt		280
Deferred and contingent consideration		134
Other		11
Total consideration	$	1,188

The purchase price includes a deferred consideration payment of $115 million, due on November 3, 2026. The transaction also includes contingent consideration related to a potential earnout payment of up to $115 million, which is subject to the achievement of certain performance thresholds through the calendar year 2027. In addition, certain Pearce performance-based stock compensation awards and certain transaction bonuses payable to certain executives participate in the deferred and contingent consideration payouts, provided the holders of such awards or bonuses remain employed with the Company up to the relevant payment date. The amounts of both the performance-based stock compensation awards and transaction bonuses vary based on a sliding scale according to the same thresholds as the contingent consideration. The fair values of the non-compensatory portion of the deferred consideration and contingent consideration were $103 million and $31 million, respectively, as of the acquisition date.

The following represents the summary of the excess purchase price over the fair value of net assets acquired (dollars in millions):

Purchase price	$	1,188
Less: Estimated fair value of net assets acquired		580
Excess purchase price over estimated fair value of net assets acquired	$	608

The purchase accounting adjustments related to the Pearce acquisition have been recorded in the accompanying consolidated financial statements. The excess purchase price over the fair value of net assets acquired has been recorded to goodwill. The goodwill arising from the Pearce acquisition consists largely of the synergies and opportunities related to the digital and power infrastructure space. Of the goodwill generated, approximately $106 million is deductible for tax purposes.

The acquired assets and assumed liabilities of Pearce were recorded at their estimated fair values. The purchase price allocation for the business combination is primarily for intangible assets acquired, and subject to change within the respective measurement period, which will not extend beyond one year from the acquisition date. Measurement period adjustments will be recognized in the reporting period in which the adjustment amounts are determined. Any such adjustments may be material.

The following table summarizes the fair values assigned to the identified assets acquired and liabilities assumed at the acquisition date on November 4, 2025 (dollars in millions):

Assets Acquired:		
Current assets	$	193
Property, plant & equipment		16
Intangible assets		600
Goodwill		608
Right-of-use and other assets		46
Total assets acquired		1,463
Liabilities Assumed:		
Current liabilities		126
Deferred tax and other liabilities		149
Total liabilities assumed		275
Estimated Fair Value of Net Assets Acquired	$	**1,188**

In connection with the Pearce acquisition, below is a summary of the value allocated to the intangible assets acquired (dollars in millions):

Asset Class	Amortization Period	Amount Assigned at Acquisition Date	
Customer relationships	8-13 years	$	551
Tradenames	11 years		48
Non-Compete agreements	9-13 years		1
Total identified intangible assets		$	600

The fair value of customer relationships and management agreements was determined using the Multi-Period Excess Earnings Method (MPEEM), a form of the Income Approach. The MPEEM is a specific application of the Discounted Cash Flow Method. The principle behind the MPEEM is that the value of an intangible asset is equal to the present value of the incremental cash flows attributable only to the subject intangible asset. This estimation used certain unobservable key inputs such as timing of projected cash flows, growth rates, expected contract renewal probabilities, discount rates, and the assessment of useful life.

The fair value of the tradenames was determined by using the Relief-from-Royalty Method, a form of the Income Approach, and relied on key unobservable inputs such as timing of the projected cash flows, growth rates, and royalty rates. The basic tenet of the Relief-from-Royalty Method is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. By acquiring the intangible asset, the user avoids these payments.

Supplemental pro forma information reflecting the impact of the Pearce acquisition is not provided as the acquisition did not have a material effect on the company's results of operations.

Industrious

On January 16, 2025, we acquired the remaining 60% ownership interest that we did not already own in Industrious National Management Company, LLC (Industrious), a leading provider of flexible workplace solutions, increasing our ownership to 100%. Industrious forms part of our BOE segment.

The Industrious acquisition was treated as a business combination under FASB ASC Topic 805, "*Business Combinations,*" and was accounted for using the acquisition method of accounting. We financed the acquisition with (i) borrowings under our existing commercial paper program and (ii) cash on hand.

The following summarizes the consideration transferred at closing for the Industrious acquisition (dollars in millions):

Cash consideration	$	369
Fair value of existing equity method investment in Industrious		373
Forgiveness of note receivable		50
Other		49
Total consideration	$	841

The following represents the summary of the excess purchase price over the fair value of net assets acquired (dollars in millions):

Purchase price	$	841
Less: Estimated fair value of net assets acquired		249
Excess purchase price over estimated fair value of net assets acquired	$	592

The purchase accounting adjustments related to the Industrious acquisition have been recorded in the accompanying consolidated financial statements. The excess purchase price over the fair value of net assets acquired has been recorded to goodwill. The goodwill arising from the Industrious acquisition consists largely of the synergies and opportunities related to the flexible workplace solutions space. Of the goodwill generated, approximately $392 million is deductible for tax purposes.

The acquired assets and assumed liabilities of Industrious were recorded at their estimated fair values. The purchase price allocation for the business combination is primarily for intangible assets acquired, and subject to change within the respective measurement period which did not extend beyond one year from the acquisition date. Measurement period adjustments were recognized in the reporting period in which the adjustment amounts were determined.

The following table summarizes the fair values assigned to the identified assets acquired and liabilities assumed at the acquisition date on January 16, 2025 (dollars in millions):

Assets Acquired:		
Current assets	$	98
Property, plant & equipment		42
Intangible assets		235
Goodwill		592
Right-of-use and other assets		694
Total assets acquired		1,661
Liabilities Assumed:		
Current liabilities		128
Operating lease and other liabilities		692
Total liabilities assumed		820
Estimated Fair Value of Net Assets Acquired	$	**841**

In connection with the Industrious acquisition, below is a summary of the value allocated to the intangible assets acquired (dollars in millions):

Asset Class	Amortization Period	Amount Assigned at Acquisition Date	
Customer relationships	8 years	$	78
Tradenames	11-13 years		137
Management agreements	10 years		20
Total identified intangible assets		$	235

The fair value of customer relationships and management agreements was determined using the Multi-Period Excess Earnings Method (MPEEM), a form of the Income Approach. The MPEEM is a specific application of the Discounted Cash Flow Method. The principle behind the MPEEM is that the value of an intangible asset is equal to the present value of the incremental cash flows attributable only to the subject intangible asset. This estimation used certain unobservable key inputs such as timing of projected cash flows, growth rates, expected contract renewal probabilities, discount rates, and the assessment of useful life.

The fair value of the tradenames was determined by using the Relief-from-Royalty Method, a form of the Income Approach, and relied on key unobservable inputs such as timing of the projected cash flows, growth rates, and royalty rates. The basic tenet of the Relief-from-Royalty Method is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. By acquiring the intangible asset, the user avoids these payments.

Supplemental pro forma information reflecting the impact of the Industrious acquisition is not provided as the acquisition did not have a material effect on the company's results of operations.

Turner & Townsend

In early January 2025, we completed the combination of our project management business with our Turner & Townsend subsidiary, whereby we contributed CBRE's project management businesses in exchange for an additional 10% ownership interest in the combined project management business (the Combined Project Management Business). Upon completion of the transaction, CBRE holds a 70% controlling interest in the Combined Project Management Business. The transaction was accounted for as a transfer under common control.

As part of the combination agreement, CBRE granted to the Turner & Townsend partners an option to require CBRE to purchase additional shares in the Combined Project Management Business, which is exercisable during the period between January 1, 2027 and March 31, 2030 (the Put Option). The price payable to the Turner & Townsend partners will be the fair value of the shares at the date the Put Option is exercised. As exercise of the Put Option is not solely in the control of the company, the interest in the Combined Project Management Business related to the Put Option has been classified as Mezzanine Equity on our balance sheet per ASC 480-10-S99, *"Distinguishing liabilities from Equity – SEC Materials."* The shares in the Combined Project Management Business subject to the Put Option were valued at $433 million as of December 31, 2025 and was estimated based on discounted forecasted cash flows for the business. We have elected to recognize changes in the redemption value as they occur by adjusting the amount of the redeemable shares to their redemption value at the end of each period.

Other 2025 Acquisitions

During the year ended December 31, 2025, the company completed two in-fill business acquisitions, including one in the Advisory Services segment and one in the Project Management segment, with an aggregate purchase price of approximately $32 million in cash and non-cash consideration. Assets acquired and liabilities assumed are primarily working capital in nature. The results of operations of all acquisitions completed during the year ended December 31, 2025 have been included in the company's consolidated financial results since their respective acquisition dates. These acquisitions were not significant in relation to the company's consolidated financial results and, therefore, pro-forma financial information has not been presented.

The following table identifies the company's allocation of purchase price to goodwill and other intangible assets by category for the combined in-fill acquisitions (dollars in millions):

	Amount Assigned at Acquisition Date	Weighted-Average Life (in years)
Goodwill	$ 33	N/A
Customer relationships	4	3 years
Other intangible assets	1	1 years
Total	$ 38	

J&J Worldwide Services Acquisition

On February 27, 2024, we acquired a 100% ownership interest in J&J Worldwide Services (J&J), a leading provider of engineering services, base support operations and facilities maintenance for the U.S. federal government. J&J primarily serves the U.S. Department of Defense through long-term, fixed-price contracts and is reported as part of our BOE segment. The acquisition is consistent with key elements of our M&A strategy that focus on enhancing our technical services capabilities, increasing revenue resilience and secular growth, and expanding our government client base within our BOE segment.

The J&J acquisition was treated as a business combination under Topic 805 and was accounted for using the acquisition method of accounting. We financed the acquisition with (i) the issuance in February 2024 of $500 million in aggregate principal amount of 5.500% senior notes due April 1, 2029; (ii) borrowings under our existing revolving credit facility under our 2023 Credit Agreement; and (iii) cash on hand. See Note 12 – Long-Term Debt and Short-Term Borrowings for more information on the above-mentioned debt instruments.

The following summarizes the consideration transferred at closing for the J&J acquisition (dollars in millions):

Cash consideration	$	808
Deferred and contingent consideration		11
Total consideration	$	819

The purchase price included $7 million of contingent consideration, representing the acquisition date fair value recognized for up to $250 million gross of potential future earnout payments based on the achievement of certain performance thresholds during calendar years 2025 and 2026. In 2025, we determined it was unlikely that the performance thresholds would be met and no contingent liability was recorded as of December 31, 2025.

The following represents the summary of the excess purchase price over the fair value of net assets acquired (dollars in millions):

Purchase price	$	819
Less: Estimated fair value of net assets acquired (see table below)		355
Excess purchase price over estimated fair value of net assets acquired	$	464

The purchase accounting adjustments related to the J&J acquisition have been recorded in the accompanying consolidated financial statements. The excess purchase price over the fair value of net assets acquired and non-controlling interest has been recorded to goodwill. The goodwill arising from the J&J acquisition consists largely of the synergies and opportunities to deliver premier engineering services, base support operations and facilities maintenance services. Of the goodwill generated, approximately $115 million is deductible for tax purposes.

The acquired assets and assumed liabilities of J&J were recorded at their estimated fair values. The purchase price allocation for the business combination is primarily for intangibles, and subject to change within the respective measurement period which did not extend beyond one year from the acquisition date. Measurement period adjustments were recognized in the reporting period in which the adjustment amounts were determined.

The following table summarizes the fair values assigned to the identified assets acquired and liabilities assumed at the acquisition date on February 27, 2024 (dollars in millions):

Assets Acquired:		
Current assets	$	138
Property, plant & equipment		11
Intangible assets		297
Right-of-use and other assets		35
Total assets acquired		481
Liabilities Assumed:		
Current liabilities		71
Operating lease and other liabilities		49
Total liabilities assumed		120
Non-controlling Interest Acquired		6
Estimated Fair Value of Net Assets Acquired	$	355

In connection with the J&J acquisition, below is a summary of the value allocated to the intangible assets acquired (dollars in millions):

Asset Class	Amortization Period	Amount Assigned at Acquisition Date
Customer relationships	9-12 years	$ 174
Backlog	4-6 years	111
Trademark	3 years	10
Technology	5 years	2

The fair value of customer relationships and backlog was determined using the Multi-Period Excess Earnings Method (MPEEM), a form of the Income Approach. The MPEEM is a specific application of the Discounted Cash Flow Method. The principle behind the MPEEM is that the value of an intangible asset is equal to the present value of the incremental cash flows attributable only to the subject intangible asset. This estimation used certain unobservable key inputs such as timing of projected cash flows, growth rates, expected contract renewal probabilities, discount rates, and the assessment of useful life.

The fair value of the trademark and the existing technology was determined by using the Relief-from-Royalty Method, a form of the Income Approach, and relied on key unobservable inputs such as timing of the projected cash flows, growth rates, and royalty rates. The basic tenet of the Relief-from-Royalty Method is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. By acquiring the intangible asset, the user avoids these payments.

Other 2024 Acquisitions

During the year ended December 31, 2024, the company completed nine in-fill business acquisitions, including three in the Advisory Services segment, three in the BOE segment, and three in the Project Management segment with an aggregate purchase price of approximately $315 million in cash and non-cash consideration. Assets acquired primarily relate to intangible assets (customer relationships, backlog, trademarks, and goodwill); other assets and liabilities assumed are working capital in nature. The results of operations of all acquisitions completed during the year ended 2024 have been included in the company's consolidated financial results since their respective acquisition dates. These acquisitions were not significant in relation to the company's consolidated financial results and, therefore, pro-forma financial information has not been presented.

The following table identifies the company's allocation of purchase price to goodwill and other intangible assets by category for the combined in-fill acquisitions (dollars in millions):

	Amount Assigned at Acquisition Date	Weighted-Average Life (in years)
Goodwill	$ 130	N/A
Customer relationships	148	12 years
Other intangible assets	16	2 years
Total	$ 294	

Other 2023 Acquisitions

During the year ended December 31, 2023, the company completed sixteen in-fill business acquisitions, including nine in the Advisory Services segment, three in the BOE segment, three in the Project Management segment and one in the Real Estate Investments segment, with an aggregate purchase price of approximately $312 million in cash and non-cash consideration. Assets acquired and liabilities assumed are primarily working capital in nature. The results of operations of all acquisitions completed during the year ended 2023 have been included in the company's consolidated financial results since their respective acquisition dates. These acquisitions were not significant in relation to the company's consolidated financial results and, therefore, pro-forma financial information has not been presented.

The following table identifies the company's allocation of purchase price to goodwill and other intangible assets by category for the combined in-fill acquisitions (dollars in millions):

	Amount Assigned at Acquisition Date	Weighted-Average Life (in years)
Goodwill	$ 199	N/A
Customer relationships	75	10 years
Other intangible assets	7	4 years
Total	$ 281	

5. Warehouse Receivables & Warehouse Lines of Credit

A roll forward of our warehouse receivables is as follows (dollars in millions):

Beginning balance at December 31, 2024	$ 561
Origination of mortgage loans	16,163
Gains (premiums on loan sales)	33
Proceeds from sale of mortgage loans:	
Sale of mortgage loans	(15,102)
Cash collections of premiums on loan sales	(33)
Proceeds from sale of mortgage loans	(15,135)
Net increase in mortgage servicing rights included in warehouse receivables	8
Ending balance at December 31, 2025	$ 1,630

The following table is a summary of our warehouse lines of credit in place as of December 31, 2025 and 2024 (dollars in millions):

Lender	Current Maturity	Pricing	December 31, 2025 Maximum Facility Size	December 31, 2025 Carrying Value	December 31, 2024 Maximum Facility Size	December 31, 2024 Carrying Value
JP Morgan Chase Bank, N.A. (JP Morgan) [1]	2/10/2026	daily floating Secured Overnight Financing Rate (SOFR) plus 1.40%	$ 1,310	$ 804	$ 1,310	$ 306
JP Morgan (Business Lending Activity) [1]	2/10/2026	daily floating SOFR plus 2.75%	15	—	15	—
JP Morgan (Bridge Loans) [1]	2/10/2026	daily floating SOFR plus 2.00%	25	—	25	—
Fannie Mae Multifamily As Soon As Pooled Plus Agreement and Multifamily As Soon As Pooled Sale Agreement (ASAP) Program [2]	Cancelable anytime	1-month Chicago Mercantile Exchange (CME) term SOFR plus 1.35%, with a SOFR floor of 0.25%	1,200	221	650	1
TD Bank, N.A. (TD Bank) [3]	7/15/2026	daily floating SOFR plus 1.25%, with a SOFR adjustment of 0.10%	600	131	900	103
Bank of America, N.A. (BofA) [4]	5/20/2026	daily floating SOFR plus 1.25%, with a SOFR adjustment of 0.10%	350	335	350	142
BofA [4]	5/20/2026	daily floating SOFR plus 1.25%, with a SOFR adjustment of 0.10%	250	—	250	—
Scotia Bank [5]	12/4/2026	daily floating SOFR plus a spread not to exceed 1.30%	1,000	118	—	—
			$ 4,750	$ 1,609	$ 3,500	$ 552

[1] Effective December 12, 2025, this facility was renewed through February 10, 2026. The margin rate was decreased to 1.40% and the SOFR adjustment rate was deleted. As of December 31, 2025, both sublimits were not utilized. Effective February 10, 2026, this facility was renewed with a maximum aggregate principal amount of $1.4 billion, with a 2.00% margin rate for Bridge Loans and a 1.35% margin rate for other loans and a maturity date of February 9, 2027. On June 9, 2025, the Chase warehouse line was temporarily increased from $1.4 billion to $1.7 billion until July 18, 2025 and was not renewed upon expiration.

[2] Effective October 1, 2024, this facility transitioned to using 1-month CME term SOFR rate. On December 4, 2025, the Fannie Mae ASAP line capacity was temporarily increased from $650 million to $1.2 billion through January 30, 2026 and was not renewed upon expiration. Effective October 6, 2025, the Fannie Mae ASAP line capacity was temporarily increased from $650 million to $1.0 billion through October 30, 2025 and was not renewed upon expiration. On June 20, 2025, the Fannie Mae ASAP line capacity was temporarily increased from $650 million to $725 million through July 11, 2025 and was not renewed upon expiration. Effective August 1, 2025, the Fannie Mae ASAP line margin rate was reduced from 1.45% to 1.35%.

[3] Effective July 15, 2025, this facility was renewed with a maximum aggregate principal amount of $300 million, with an uncommitted $300 million temporary line of credit and a maturity date of July 15, 2026. There were no changes to the SOFR rate or the SOFR adjustment rate at renewal. Effective October 30, 2024, the accordion option was used to temporarily increase the line from $300 million to $600 million until January 28, 2025. The accordion option was not renewed upon expiration.

[4] Effective May 21, 2025, this facility was renewed to May 20, 2026 and there were no changes to the SOFR rate or the SOFR adjustment rate at renewal.

[5] Effective December 5, 2025, a warehouse facility agreement was entered into with Scotia Bank. The facility has a limit of $1.0 billion with a margin rate not to exceed 1.30%.

During the year ended December 31, 2025, we had a maximum of $2.1 billion of warehouse lines of credit principal outstanding.

6. Variable Interest Entities

We hold variable interests in certain VIEs primarily in our Real Estate Investments (REI) segment which are not consolidated as it was determined that we are not the primary beneficiary. Our involvement with these entities is in the form of equity co-investments and fee arrangements. As of December 31, 2025 and 2024, our maximum exposure to loss related to the VIEs that are not consolidated was as follows (dollars in millions):

	December 31,	
	2025	**2024**
Investments in unconsolidated subsidiaries	$ 187	$ 192
Other current assets	1	13
Co-investment commitments	35	37
Maximum exposure to loss	$ 223	$ 242

7. Fair Value Measurements

FASB ASC Topic 820, *"Fair Value Measurements and Disclosures,"* (Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables present the fair value of assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024 (dollars in millions):

	As of December 31, 2025			
	Fair Value Measured and Recorded Using			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Available for sale debt securities:				
U.S. treasury securities	$ 4	$ —	$ —	$ 4
Corporate debt securities	—	36	—	36
Asset-backed securities	—	7	—	7
Total available for sale debt securities	4	43	—	47
Equity securities	19	—	—	19
Investments in unconsolidated subsidiaries	—	—	19	19
Warehouse receivables	—	1,630	—	1,630
Derivative assets	—	63	—	63
Total assets at fair value	$ 23	$ 1,736	$ 19	$ 1,778
Liabilities				
Contingent consideration	—	—	65	65
Derivative liabilities	—	292	—	292
Total liabilities at fair value	$ —	$ 292	$ 65	$ 357

| | As of December 31, 2024 | | | |
| | Fair Value Measured and Recorded Using | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Available for sale debt securities:				
U.S. treasury securities	$ 3	$ —	$ —	$ 3
Corporate debt securities	—	33	—	33
Asset-backed securities	—	7	—	7
Total available for sale debt securities	3	40	—	43
Equity securities	18	—	—	18
Investments in unconsolidated subsidiaries	100	—	412	512
Warehouse receivables	—	561	—	561
Derivative assets	—	43	—	43
Other assets	—	—	46	46
Total assets at fair value	$ 121	$ 644	$ 458	$ 1,223
Liabilities				
Contingent consideration	—	—	36	36
Total liabilities at fair value	$ —	$ —	$ 36	$ 36

Fair value measurements for our available for sale debt securities are obtained from independent pricing services which utilize observable market data that may include quoted market prices, dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument's terms and conditions.

During the year ended December 31, 2023, we recorded a gain of $34 million associated with remeasuring our 50% investment in a previously unconsolidated subsidiary to fair value as of the date we acquired the remaining 50% controlling interest. Fair value of this investment in unconsolidated subsidiary at acquisition date was $37 million, based upon the purchase price paid for the remaining 50% interest acquired, which falls under Level 3 of the fair value hierarchy. Such gain was reflected in other income in our Advisory Services segment in the accompanying consolidated statements of operations for the year ended December 31, 2023.

The equity securities are generally valued at the last reported sales price on the day of valuation or, if no sales occurred on the valuation date, at the mean of the bid and ask prices on such date. The above tables do not include $130 million and $148 million related to capital investments as of December 31, 2025 and 2024, respectively in certain non-public entities as they are non-marketable equity investments accounted for under the measurement alternative, which are measured at cost, with fair value adjustments for observable market transactions, minus impairment. These investments are included in "Other assets" in the accompanying consolidated balance sheets.

The fair values of the warehouse receivables are primarily calculated based on locked-in purchase prices. At December 31, 2025 and 2024, all of the warehouse receivables included in the accompanying consolidated balance sheets were either under commitment to be purchased by Freddie Mac or had confirmed forward trade commitments for the issuance and purchase of Fannie Mae or Ginnie Mae mortgage backed securities that will be secured by the underlying loans (see Note 2 – Significant Accounting Policies and Note 5 – Warehouse Receivables & Warehouse Lines of Credit). These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of inputs are readily observable.

As of December 31, 2025 and 2024, investments in unconsolidated subsidiaries at fair value using NAV were $402 million and $378 million, respectively, and investments at fair value using NAV which are not accounted for under the equity method were $23 million and $21 million, respectively. These investments fall under the practical expedient rules that do not require them to be included in the fair value hierarchy and as a result have been excluded from the tables above.

The tables below present a reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (dollars in millions):

	Investment in Unconsolidated Subsidiaries	Other Assets	Contingent Consideration [2]
Balance as of December 31, 2023	$ 477	$ 16	$ 36
Transfer in (out)	—	—	—
Net change in fair value	(65)	18	(5)
Purchases/ Additions	—	12	11
Sales / Payments	—	—	(6)
Balance as of December 31, 2024	412	46	36
Transfer in (out)	(14)	—	(3)
Net change in fair value	(6)	—	(14)
Purchases / Additions	—	—	47
Sales / Payments [1]	(373)	(46)	(1)
Balance as of December 31, 2025	$ 19	$ —	$ 65

---

[1] As disclosed in Note 4 – Acquisitions, on January 16, 2025, we acquired the remaining 60% ownership interest in Industrious.

[2] As of December 31, 2025, a Monte Carlo model was used to estimate the fair value of Contingent Consideration related to the Pearce acquisition. The unobservable input used for volatility was 17.7% and for the discount rate was 4.4%.

Net change in fair value, included in the table above, is reported in Net income as follows:

Category of Assets/Liabilities using Unobservable Inputs	Consolidated Financial Statements
Investments in unconsolidated subsidiaries	Equity income (loss) from unconsolidated subsidiaries
Other assets (liabilities)	Other income
Contingent consideration (short-term)	Accounts payable and accrued expenses
Contingent consideration (long-term)	Other liabilities

FASB ASC Topic 825, *"Financial Instruments,"* requires disclosure of fair value information about financial instruments, whether or not recognized in the accompanying consolidated balance sheets. Our financial instruments are as follows:

- *Cash and Cash Equivalents and Restricted Cash* – These balances include cash and cash equivalents as well as restricted cash with maturities of less than three months. The carrying amount approximates fair value due to the short-term maturities of these instruments.

- *Receivables, less Allowance for Doubtful Accounts* – Due to their short-term nature, fair value approximates carrying value.

- *Warehouse Receivables* – These balances are carried at fair value. The primary source of value is either a contractual purchase commitment from Freddie Mac or a confirmed forward trade commitment for the issuance and purchase of a Fannie Mae or Ginnie Mae MBS (see Note 2 – Significant Accounting Policies and Note 5 – Warehouse Receivables & Warehouse Lines of Credit).

- *Investments in Unconsolidated Subsidiaries* – A portion of these investments are carried at fair value as discussed above. It includes our equity investment and related interests in both public and non-public entities. Our previous ownership of common shares in Altus Power, Inc. (Altus) was considered Level 1 and was measured at fair value using a quoted price in an active market. On April 16, 2025, Altus was acquired by a third-party and as a result we no longer hold any shares in Altus (see Note 11 – Investments in Unconsolidated Subsidiaries). Certain non-controlling equity investments are considered Level 3. Transfer out activities from Level 3 represents the reclassification of our alignment shares in Altus from Level 3 to Level 2.

- *Available for Sale Debt Securities* – Primarily held by our wholly-owned captive insurance company, these investments are carried at their fair value.

- *Equity Securities* – Primarily held by our wholly-owned captive insurance company, these investments are carried at their fair value.

- *Other Assets* – Includes the fair value of the unfunded commitment related to a revolving facility designated as Level 3. Valuations are based on discounted cash flow techniques, for which the significant inputs are the amount and timing of expected future cash flows, market comparables and recovery assumptions.

- *Derivative assets and liabilities* – The fair value of cross-currency swaps reflects the net present value of expected payments and receipts under the swap agreement based on the market's expectation of future spot foreign currency exchange rates. Additional inputs to the net present value calculation may include the contract terms, counterparty credit risk and discount rates. These financial instruments are designated as Level 2 under the fair value hierarchy (see Note 8 – Derivatives and Hedging Activities).

- *Contingent Consideration* – The fair values of contingent consideration related to business acquisitions are estimated using Monte Carlo simulations or the probability-weighted present value of estimated future payments resulting from the achievement levels of financial targets.

- *Short-Term Borrowings* – The majority of this balance represents outstanding amounts under our warehouse lines of credit of our wholly-owned subsidiary, CBRE Capital Markets, our commercial paper program, and our revolving credit facilities. Due to the short-term nature and/or variable interest rates of these instruments, fair value approximates carrying value (see Note 5 – Warehouse Receivables & Warehouse Lines of Credit and Note 12 – Long-Term Debt and Short-Term Borrowings).

- *Senior Term Loans and Senior Notes* – The table below presents the estimated fair value and actual carrying value of our long-term debt (net of unamortized discount and unamortized debt issuance costs) as of December 31, 2025 and 2024 (dollars in millions). The estimated fair value is determined based on dealers' quotes (which falls within Level 2 of the fair value hierarchy). The actual carrying value is presented net of unamortized debt issuance costs and discount (see Note 12 – Long-Term Debt and Short-Term Borrowings).

	Estimated Fair Value		Carrying Value	
Financial instrument	**December 31, 2025**	**December 31, 2024**	**December 31, 2025**	**December 31, 2024**
Senior term loans due 2028	$ 1,239	$ 708	$ 1,322	$ 718
5.950% senior notes due 2034	1,068	1,033	977	976
4.900% senior notes due 2033	755	—	742	—
4.875% senior notes due 2026	—	600	—	599
4.800% senior notes due 2030	608	—	591	—
5.500% senior notes due 2035	516	—	494	—
5.500% senior notes due 2029	519	509	496	496
2.500% senior notes due 2031	454	426	493	492

- *Notes Payable on Real Estate* – As of December 31, 2025 and 2024, the carrying value of our notes payable on real estate, net of unamortized debt issuance costs, was $197 million and $196 million, respectively. These borrowings have either fixed interest rates or floating interest rates at spreads added to a market index. Although it is possible that certain portions of our notes payable on real estate may have fair values that differ from their carrying values, based on the terms of such loans as compared to current market conditions, or other factors specific to the borrower entity, we do not believe that the fair value of our notes payable is significantly different than their carrying value.

8.   Derivatives and Hedging Activities

We use fixed to fixed and float to float cross-currency swaps to hedge our exposure to changes in foreign exchange rates on certain foreign investments as well as foreign currency denominated loans. These swaps are designated as either net investment or fair value hedges. Derivative financial instruments that are not designated as hedges were immaterial as of December 31, 2025 and 2024.

We are exposed to credit risk in the event of nonperformance of counterparties, and we manage our exposure to credit risk by selecting major global banks and financial institutions as counterparties and monitor their credit ratings on an on-going basis. We do not enter into derivative transactions for trading or speculative purposes. Certain of these contracts are subject to credit support annexes (CSAs) which establish thresholds for posting collateral at certain future dates. There are currently no requirements for the company to post collateral.

None of our derivative transactions are subject to master netting arrangements that allow net settlement of contracts with the same counterparties.

The following table summarizes the fair value of outstanding cross-currency swaps as of December 31, 2025 and 2024 (dollars in millions):

| | Derivative Assets | | | Derivative Liabilities | | |
| | | Fair Value | | | Fair Value | |
	Balance Sheet Line Item	December 31, 2025	December 31, 2024	Balance Sheet Line Item	December 31, 2025	December 31, 2024
Derivatives designated as hedging instruments [1]						
Fair Value Hedge	Other current assets	$ 2	$ 8	Other current liabilities	$ 1	$ —
Fair Value Hedge	Other assets	—	12	Other liabilities	51	—
Subtotal		2	20		52	—
Net Investment Hedge	Other current assets	50	18	Other current liabilities	—	—
Net Investment Hedge	Other assets	11	5	Other liabilities	240	—
Subtotal		61	23		240	—
Total Derivatives designated as Hedging		$ 63	$ 43		$ 292	$ —

[1]   As of December 31, 2025 and 2024, the gross notional amount of currency swaps designated as fair value hedges was $473 million and $346 million, respectively; and the gross notional amount of currency swaps designated as net investment hedges was $3.9 billion and $1.0 billion, respectively.

Fair value hedges

On July 10, 2023 and March 14, 2025, we entered into cross-currency swaps, designated as fair value hedges, to manage foreign currency exposure from the Tranche A (USD) Term Loans and Incremental USD Term Loans entered into by Relam Amsterdam Holdings B.V., a Euro functional currency subsidiary (see Note 12 – Long-Term Debt and Short-Term Borrowings). As of December 31, 2025 and 2024, the total principal outstanding balance of the loans was $447 million, $24 million of which was current, and $346 million, $17 million of which was current, respectively. The swaps have an aggregate notional value of $447 million and $346 million as of December 31, 2025 and 2024, respectively, and will mature on July 10, 2028.

We also entered into two additional cross-currency swaps designated as fair value hedges to manage foreign currency exposure related to intercompany loans. The total notional amount of the swaps as of December 31, 2025 was $26 million.

We measure the effectiveness of fair value hedges on a spot-to-spot basis. Accordingly, the spot-to-spot change in the derivative fair values are recorded in the consolidated statements of operations. The fair value hedges offset the spot-to-spot change in the underlying loans, and as such, these hedges are deemed highly effective.

The gains and losses on outstanding fair value hedges resulting from the change in foreign currency rates for the year ended December 31, 2025 were losses of $50 million recorded in operating, administrative, and other on the consolidated statements of operations. These losses were offset by foreign currency transaction gains on the hedged loans resulting in no net loss for the year ended December 31, 2025. Additionally, gains of $7 million were reclassified from accumulated other comprehensive loss (AOCL) and recognized in interest expense, net of interest income on the consolidated statements of operations for the year ended December 31, 2025. Gains and losses for the years ended December 31, 2024 and December 31, 2023 were immaterial.

Net investment hedges

We have outstanding cross-currency swaps, designated as net investment hedges, to manage our foreign currency exposure to net investments of a USD subsidiary's investments in Japanese yen, euro, and Canadian dollar functional currency foreign subsidiaries. As of December 31, 2025 and 2024, the total notional amount of these swaps was $1.4 billion and $1.0 billion, respectively. The swaps will mature between 2026 and 2035.

During the year ended December 31, 2025, a GBP denominated subsidiary entered into cross-currency swap agreements, designated as net investment hedges, to manage its foreign currency exposure to a EUR denominated subsidiary. The total notional amount of the swaps was £1.9 billion, £0.7 billion of which was scheduled to mature on February 15, 2040, and £1.2 billion of which was scheduled to mature on February 15, 2045. We subsequently amended the critical terms of the swaps to extend the maturity dates to August 15, 2040 and August 15, 2045.

The following table summarizes the impact of the outstanding net investment hedges in AOCL and the pre-tax impact on the consolidated statement of operations for the year ended December 31, 2025 (dollars in millions):

	Year Ended December 31, 2025
Derivative instruments designated as net investment hedges:	
Losses recognized in AOCL on cross-currency swaps	$ (212)
Gains recognized in income (amount excluded from effectiveness testing):	
Interest income	$ 47

The impact of the outstanding derivatives in AOCL and the pre-tax impact to the consolidated statement of operations for the years ended December 31, 2024 and December 31, 2023 was not material.

9. Property and Equipment

Property and equipment consists of the following (dollars in millions):

		December 31,	
	Useful Lives	2025	2024
Computer hardware and software	2-10 years	$ 1,692	$ 1,489
Leasehold improvements	1-15 years	804	716
Furniture and equipment	1-10 years	475	351
Construction in progress	N/A	215	153
Total cost		3,186	2,709
Accumulated depreciation and amortization		2,137	1,795
Property and equipment, net		$ 1,049	$ 914

Depreciation and amortization expense associated with property and equipment was $320 million, $297 million and $290 million for the years ended December 31, 2025, 2024 and 2023, respectively. There were no asset impairment charges related to property and equipment during the years ended December 31, 2025, 2024 and 2023.

Construction in progress includes capitalizable costs incurred in relation to internally developed software and leasehold improvements that have not yet been placed in service.

10. Goodwill and Other Intangible Assets

We test each of our reporting units for goodwill impairment annually at October 1st, or upon a triggering event, in accordance with ASC Topic 350, *"Intangibles – Goodwill and Other."* We performed the 2025, 2024 and 2023 annual assessments as of October 1 and determined that no impairment existed as the estimated fair value of our reporting units was in excess of their carrying value.

As of January 1, 2025, we reorganized our business into four reportable segments (see Note 20 – Segments for further discussion). This changed the composition of our reporting units which resulted in the reallocation of goodwill from our Advisory Services and Global Workplace Solutions reportable segments to our newly created BOE and Project Management reportable segments as of January 1, 2025. Additionally, the change in composition of our reporting units was considered a triggering event requiring an interim goodwill impairment test as of January 1, 2025. We determined that no impairment existed as the estimated fair values of our reporting units were in excess of their respective carrying values, both before and after the reorganization.

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 (dollars in millions):

	Advisory Services	Global Workplace Solutions	Building Operations & Experience	Project Management	Real Estate Investments	Total Consolidated
Balance as of December 31, 2023						
Goodwill	$ 3,383	$ 2,260	$ —	$ —	$ 606	$ 6,249
Accumulated impairment losses	(762)	(175)	—	—	(183)	(1,120)
	2,621	2,085	—	—	423	5,129
Acquisitions	8	589	—	—	—	597
Foreign exchange movement	(33)	(60)	—	—	(12)	(105)
Balance as of December 31, 2024						
Goodwill	3,358	2,789	—	—	594	6,741
Accumulated impairment losses	(762)	(175)	—	—	(183)	(1,120)
Balance as of December 31, 2024 [1]	2,596	2,614	—	—	411	5,621
Reallocation	(290)	(2,614)	1,578	1,326	—	—
Acquisitions	37	—	1,195	—	—	1,232
Foreign exchange movement	58	—	77	52	11	198
Balance as of December 31, 2025	$ 2,401	$ —	$ 2,850	$ 1,378	$ 422	$ 7,051

[1] Beginning goodwill balance is presented net of prior accumulated impairment losses of $673 million, $175 million, $89 million, and $183 million related to the Advisory Services, BOE, Project Management, and REI segments, respectively.

Other intangible assets totaled $3.0 billion, net of accumulated amortization of $2.8 billion as of December 31, 2025, and $2.3 billion, net of accumulated amortization of $2.5 billion as of December 31, 2024 and are comprised of the following (dollars in millions):

	December 31,				
	2025			**2024**	
	Gross Carrying Amount	**Accumulated Amortization**		**Gross Carrying Amount**	**Accumulated Amortization**
Indefinite-lived intangible assets:					
Management contracts	$ 66			$ 58	
Trademarks	322			309	
	388			367	
Finite-lived intangible assets:					
Customer relationships	2,708	$ (1,226)		2,021	$ (1,031)
Mortgage servicing rights	1,182	(702)		1,134	(648)
Trademarks/Trade names	539	(216)		342	(177)
Management contracts	84	(84)		133	(133)
Other	835	(536)		795	(505)
	5,348	(2,764)		4,425	(2,494)
Total intangible assets	$ 5,736	$ (2,764)	$	4,792	$ (2,494)

Indefinite-lived intangible assets include management contracts identified as a result of the ING Group N.V. (ING) Real Estate Investment Management (REIM) operations in Europe and Asia, as well as substantially all of Clarion Real Estate Securities (CRES) acquisition in 2011 (collectively referred to as the REIM Acquisitions) relating to relationships with open-end funds, a trademark separately identified as a result of the CBRE Services, Inc. (CBRE Services) in 2001 (the 2001 Acquisition), a trade name separately identified in connection with the REIM Acquisitions and a trademark separately identified as part of the Turner & Townsend transaction.

Customer relationships relate to existing relationships acquired through acquisitions mainly in our BOE segment that are being amortized over useful lives of up to 20 years.

Mortgage servicing rights represent the carrying value of servicing assets in the U.S. in our Advisory Services segment. The mortgage servicing rights are being amortized over the estimated period that net servicing income is expected to be received, which is typically up to 10 years. See Mortgage Servicing Rights discussion within Note 2 – Significant Accounting Policies for additional information.

Amortizable trademarks are primarily from our 2015 acquisition of the Global Workplace Solutions business from Johnson Controls, Inc., which are being amortized over 20 years.

Amortizable management contracts consist primarily of asset management contracts relating to relationships with closed-end funds and separate accounts in the U.S., Europe and Asia that were separately identified as a result of the REIM Acquisitions. These management contracts have been fully amortized.

Other amortizable intangible assets mainly represent upfront transition costs incurred to obtain or fulfill contracts prior to services being rendered which primarily get amortized to cost of revenue over the life of the associated contract. It also includes a backlog and management agreements identified as intangible assets from the Turner & Townsend and Industrious acquisitions.

Amortization expense related to intangible assets, excluding amortization of transition costs, was $393 million, $363 million and $322 million for the years ended December 31, 2025, 2024 and 2023, respectively. The estimated annual amortization expense, excluding amortization of transition costs, for each of the years ending December 31, 2026 through December 31, 2030 and thereafter approximates $376 million, $322 million, $292 million, $260 million, $236 million and $885 million, respectively.

11. Investments in Unconsolidated Subsidiaries

Investments in unconsolidated subsidiaries are accounted for under the equity method of accounting. Our investment ownership percentages in equity method investments vary, generally ranging from 1% to 50%. The following table represents the composition of investments in unconsolidated subsidiaries under the equity method of accounting and fair value option (dollars in millions):

	December 31,		
Investment type	**2025**		**2024**
Real estate investments (in projects and funds)	$ 772	$	702
Investment in Altus: [1]			
Class A common stock	—		100
Alignment shares	—		15
Subtotal	—		115
Other [2]	98		478
Total investment in unconsolidated subsidiaries	$ 870	$	1,295

[1] On April 16, 2025, Altus was acquired by a third-party.

[2] Consists of our investments in Industrious and other non-public entities. As disclosed in Note 4 – Acquisitions, on January 16, 2025, we acquired the remaining 60% ownership interest in Industrious.

Combined condensed financial information for the entities accounted for using the equity method is as follows (dollars in millions):

	December 31,		
	2025		**2024**
Combined Condensed Balance Sheets Information:			
Current assets	$ 3,951	$	3,804
Non-current assets	56,338		51,600
Total assets	$ 60,289	$	55,404
Current liabilities	$ 2,660	$	3,378
Non-current liabilities	17,231		17,701
Total liabilities	$ 19,891	$	21,079
Non-controlling interests	$ 967	$	951

	Year Ended December 31,		
	2025	**2024**	**2023**
Combined Condensed Statements of Operations Information:			
Revenue	$ 3,149	$ 4,026	$ 7,178
Operating income	1,216	1,479	4,984
Net income (loss) [1]	699	(648)	760

[1] Included in Net income (loss) are realized and unrealized earnings and losses in investments in unconsolidated investment funds and realized earnings and losses from sales of real estate projects in investments in unconsolidated subsidiaries. These realized and unrealized earnings and losses are not included in Revenue and Operating income.

During the year ended December 31, 2025, we recognized other-than-temporary losses of $57 million related to equity method investments. We also recognized $42 million non-cash asset impairment charges on real estate assets. During the year ended December 31, 2024, we recorded non-cash asset impairment charges of $9 million related to equity method investments. There were no asset impairment charges or other significant non-recurring fair value measurements recorded during the year ended December 31, 2023.

Our Real Estate Investments segment invests our own capital in certain real estate investment funds with clients. We provided investment management, property management, brokerage and other professional services in connection with these real estate investments and earned revenues from these unconsolidated subsidiaries of $274 million, $333 million and $279 million during the years ended December 31, 2025, 2024 and 2023, respectively. We had receivables of $91 million and $156 million at December 31, 2025 and 2024, respectively, from these entities. Additionally, in our development business, we earned development and construction management revenues and received reimbursements for costs from these unconsolidated subsidiaries of $98 million, $114 million and $165 million during the years ended December 31, 2025, 2024 and 2023. We had receivables of $14 million and $19 million at December 31, 2025 and 2024, respectively, from these entities.

12. Long-Term Debt and Short-Term Borrowings

Long-term debt and short-term borrowings consist of the following (dollars in millions):

	December 31,	
	2025	**2024**
Long-Term Debt		
Senior term loans due 2028	$ 1,325	$ 720
5.950% senior notes due 2034	1,000	1,000
4.900% senior notes due 2033	750	—
4.875% senior notes due 2026	—	600
4.800% senior notes due 2030	600	—
5.500% senior notes due 2035	500	—
5.500% senior notes due 2029	500	500
2.500% senior notes due 2031	500	500
Other	6	—
Total long-term debt	5,181	3,320
Less: current maturities of long-term debt	71	36
Less: unamortized discount	47	30
Less: unamortized debt issuance costs	13	9
Total long-term debt, net of current maturities	$ 5,050	$ 3,245
Short-Term Borrowings		
Warehouse lines of credit, with interest ranging from 4.99% to 5.88%, due 2026	$ 1,609	$ 552
Commercial paper program, with interest ranging from 3.80% to 4.77%	852	175
Revolving credit facilities, with interest of 7.50%	—	132
Other	4	47
Total short-term borrowings	$ 2,465	$ 906

Future annual aggregate maturities of total consolidated gross debt (excluding unamortized discount, premium and debt issuance costs) at December 31, 2025 are as follows (dollars in millions):

	2026	2027	2028	2029	2030	Thereafter
Future maturities of total consolidated gross debt	$ 2,536	$ 332	$ 928	$ 500	$ 600	$ 2,750

Long-Term Debt

We maintain credit facilities with third-party lenders, which we use for a variety of purposes. On July 10, 2023, CBRE Group, Inc. (CBRE Group), CBRE Services, Inc. (CBRE Services) and Relam Amsterdam Holdings B.V., a wholly owned subsidiary of CBRE Services (Relam Borrower), entered into a new 5-year senior unsecured Credit Agreement (2023 Credit Agreement) maturing on July 10, 2028, which refinanced and replaced a prior credit agreement. The 2023 Credit Agreement provides for a senior unsecured term loan credit facility comprised of (i) tranche A Euro-denominated term loans in an aggregate principal amount of €367 million (Tranche A (Euro) Loans) and (ii) tranche A U.S. Dollar-denominated term loans in an aggregate principal amount of $350 million (Tranche A (USD) Loans), both requiring quarterly principal payments beginning on December 31, 2024 and continuing through maturity on July 10, 2028. The proceeds of the term loans under the

2023 Credit Agreement were applied to the repayment of all remaining outstanding senior term loans under the prior 2022 Credit Agreement, the payment of related fees and expenses and other general corporate purposes.

On March 13, 2025, CBRE Group, CBRE Services and Relam Borrower entered into Amendment No. 1 to the 2023 Credit Agreement, which provided for, among other things, the ability of Relam Borrower to obtain incremental commitments and loans under the 2023 Credit Agreement in an aggregate principal amount of $750 million (or the Euro equivalent). On March 14, 2025, CBRE Group, CBRE Services and Relam Borrower entered into Amendment No. 2 and Incremental Assumption Agreement to the 2023 Credit Agreement, pursuant to which Relam Borrower incurred incremental term loans (i) denominated in Euros in the aggregate principal amount of €425 million (Incremental Euro Term Loans) and (ii) denominated in U.S. Dollars in the aggregate principal amount of $125 million (Incremental USD Term Loans). The Incremental Euro Term Loans have the same terms applicable to, and constitute the same class as, the Tranche A (Euro) Loans, and the Incremental USD Term Loans have the same terms applicable to, and constitute the same class as, the Tranche A (USD) Loans under the 2023 Credit Agreement. The proceeds of the Incremental Euro Term Loans and the Incremental USD Term Loans were used for working capital and other general corporate purposes (including the partial repayment of borrowings under the commercial paper program), and to pay fees and expenses incurred in connection with entering into the amendments to the 2023 Credit Agreement. On June 24, 2025, CBRE Group, CBRE Services and Relam Borrower entered into Amendment No. 3 to the 2023 Credit Agreement, for the purpose of, among other things, amending the financial covenants to remove the interest coverage ratio covenant and to increase certain baskets and thresholds in the 2023 Credit Agreement in a manner consistent with the terms of the Revolving Credit Agreements described below.

We entered into a cross-currency swap to hedge the associated foreign currency exposure related to the Tranche A (USD) Loans and the Incremental USD Term Loans. See Note 8 – Derivatives and Hedging Activities.

Borrowings denominated in euros under the 2023 Credit Agreement bear interest at a rate equal to (i) the applicable percentage plus (ii) at our option, either (1) the EURIBOR rate for the applicable interest period or (2) a rate determined by reference to Daily Simple Euro Short-Term Rate (ESTR). Borrowings denominated in U.S. dollars under the 2023 Credit Agreement bear interest at a rate equal to (i) the applicable percentage, plus (ii) at our option, either (1) a Term SOFR rate published by CME Group Benchmark Administration Limited for the applicable interest period plus 10 basis points (Adjusted Term SOFR) or (2) a base rate determined by the reference to the greatest of (x) the prime rate, (y) the federal funds rate plus 1/2 of 1% and (z) the sum of (A) a Term SOFR rate published by CME Group Benchmark Administration Limited for an interest period of one month and (B) 1.00%. The applicable rate for borrowings under the 2023 Credit Agreement is determined by reference to our Credit Rating (as defined in the 2023 Credit Agreement). As of December 31, 2025, we had (i) $877 million of euro term loan borrowings outstanding under the 2023 Credit Agreement (at an interest rate of 1.25% plus EURIBOR) and (ii) $445 million of U.S. Dollar term loan borrowings outstanding under the 2023 Credit Agreement (at an interest rate of 1.25% plus Adjusted Term SOFR), net of unamortized debt issuance costs, included in the accompanying consolidated balance sheets.

The term loan borrowings under the 2023 Credit Agreement are guaranteed on a senior basis by CBRE Group and CBRE Services.

The 2023 Credit Agreement also requires us to maintain a maximum leverage ratio of total debt less available cash to consolidated EBITDA (as defined in the 2023 Credit Agreement) of 4.25x (and in the case of the first four full fiscal quarters following consummation of a qualified acquisition (as defined in the 2023 Credit Agreement), 4.75x) as of the end of each fiscal quarter. In addition, the 2023 Credit Agreement also contains other customary affirmative and negative covenants and events of default. We were in compliance with the covenants under this agreement as of December 31, 2025.

On November 13, 2025, CBRE Services issued $750 million in aggregate principal amount of 4.900% senior notes due January 15, 2033 (the 4.900% senior notes) at a price equal to 99.813% of their face value. The 4.900% senior notes are unsecured obligations of CBRE Services, senior to all of its current and future subordinated indebtedness. The 4.900% senior notes are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 4.900% per year and is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2026. The 4.900% senior notes are redeemable at our option, in whole or in part, on or after November 15, 2032 at a redemption price of 100% of the principal amount on that date, plus accrued and unpaid interest, if any, to, but excluding the date of redemption. At any time prior to November 15, 2032, we may redeem all or a portion of the notes at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present value at the date of redemption of the remaining scheduled payments of principal and interest thereon to November 15, 2032, assuming the notes matured on November 15, 2032, discounted to the date of redemption on a semi-annual basis at an adjusted rate equal to the treasury rate plus 15 basis points, minus accrued interest to the date of redemption, plus, in either case, accrued and unpaid interest, if any, to the redemption date.

On May 12, 2025, CBRE Services issued $600 million in aggregate principal amount of 4.800% senior notes due June 15, 2030 (the 4.800% senior notes) at a price equal to 99.065% of their face value. The 4.800% senior notes are unsecured obligations of CBRE Services, senior to all of its current and future subordinated indebtedness. The 4.800% senior notes are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 4.800% per year and is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2025.

On May 12, 2025, CBRE Services issued $500 million in aggregate principal amount of 5.500% senior notes due June 15, 2035 (the 2035 5.500% senior notes) at a price equal to 99.549% of their face value. The 2035 5.500% senior notes are unsecured obligations of CBRE Services, senior to all of its current and future subordinated indebtedness. The 2035 5.500% senior notes are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 5.500% per year and is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2025.

On February 23, 2024, CBRE Services issued $500 million in aggregate principal amount of 5.500% senior notes due April 1, 2029 (the 2029 5.500% senior notes) at a price equal to 99.837% of their face value. The 2029 5.500% senior notes are unsecured obligations of CBRE Services, senior to all of its current and future subordinated indebtedness. The 2029 5.500% senior notes are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 5.500% per year and is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2024.

On June 23, 2023, CBRE Services issued $1.0 billion in aggregate principal amount of 5.950% senior notes due August 15, 2034 (the 5.950% senior notes) at a price equal to 98.174% of their face value. The 5.950% senior notes are unsecured obligations of CBRE Services, senior to all of its current and future subordinated indebtedness. The 5.950% senior notes are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 5.950% per year and is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2024.

On March 18, 2021, CBRE Services issued $500 million in aggregate principal amount of 2.500% senior notes due April 1, 2031 (the 2.500% senior notes) at a price equal to 98.451% of their face value. The 2.500% senior notes are unsecured obligations of CBRE Services, senior to all of its current and future subordinated indebtedness. The 2.500% senior notes are guaranteed on a senior basis by CBRE Group. Interest accrues at a rate of 2.500% per year and is payable semi-annually in arrears on April 1 and October 1 of each year.

On August 13, 2015, CBRE Services issued $600 million in aggregate principal amount of 4.875% senior notes due March 1, 2026 (the 4.875% senior notes) at a price equal to 99.24% of their face value. We redeemed the 4.875% notes in full on May 28, 2025.

The indentures governing our outstanding senior notes described above (1) contain restrictive covenants that, among other things, limit our ability to create or permit liens on assets securing indebtedness, enter into sale/leaseback transactions and enter into consolidations or mergers, and (2) require that the notes be jointly and severally guaranteed on a senior basis by CBRE Group and any domestic subsidiary that guarantees the 2023 Credit Agreement or the Revolving Credit Agreements (as defined below). The indentures also contain other customary affirmative and negative covenants and events of default. We were in compliance with the covenants under our debt instruments as of December 31, 2025.

Short-Term Borrowings

We had short-term borrowings of $2.5 billion and $906 million as of December 31, 2025 and 2024, respectively, with related weighted-average interest rates of 4.6% and 5.8%, respectively, which are included in the accompanying consolidated balance sheets.

Revolving Credit Agreements

On June 24, 2025, we entered into a new 5-year senior unsecured Revolving Credit Agreement (the 5-Year Revolving Credit Agreement) which replaced our prior revolving credit agreement dated August 5, 2022. The 5-Year Revolving Credit Agreement provides for a senior unsecured revolving credit facility available to CBRE Services with commitments in an aggregate principal amount of up to $3.5 billion and a maturity date of June 24, 2030. Borrowings bear interest at (i) CBRE Services' option, either (a) a Term SOFR rate published by CME Group Benchmark Administration Limited for the applicable interest period or (b) a base rate determined by reference to the greatest of (1) the prime rate determined by Wells Fargo, (2) the federal funds rate plus 1/2 of 1% and (3) the sum of (x) a Term SOFR rate published by CME Group Benchmark Administration Limited for an interest period of one month and (y) 1.00% plus (ii) a rate equal to an applicable rate (in the case of borrowings based on the Term SOFR rate, 0.630% to 1.100% and in the case of borrowings based on the base rate, 0.0% to 0.100%, in each case, as determined by reference to our Debt Rating (as defined in the 5-Year Revolving Credit Agreement)).

The 5-Year Revolving Credit Agreement requires us to pay a fee based on the total amount of the revolving credit facility commitment (whether used or unused). In addition, the 5-Year Revolving Credit Agreement also includes capacity for letters of credit not to exceed $300 million in the aggregate and capacity for swingline loans not to exceed $300 million in the aggregate.

The 5-Year Revolving Credit Agreement also requires us to maintain a maximum leverage ratio of total debt less available cash to consolidated EBITDA (as defined in the 5-Year Revolving Credit Agreement) of 4.25x (and in the case of the first four full fiscal quarters following consummation of a qualified acquisition (as defined in the 5-Year Revolving Credit Agreement), 4.75x) as of the end of each fiscal quarter. In addition, the 5-Year Revolving Credit Agreement also contains other customary affirmative and negative covenants and events of default. We were in compliance with the covenants under this agreement as of December 31, 2025.

As of December 31, 2025, no amount was outstanding under the revolving credit facility provided for by the 5-Year Revolving Credit Agreement. $17 million of letters of credit were outstanding as of December 31, 2025. As of December 31, 2024, $132 million was outstanding under this revolving credit facility. No letters of credit were outstanding as of December 31, 2024. Letters of credit are issued in the ordinary course of business and reduce the amount we may borrow under this revolving credit facility.

On June 24, 2025, we entered into a new 364-day senior unsecured Revolving Credit Agreement (the 364-Day Revolving Credit Agreement, and together with the 5-Year Revolving Credit Agreement, the Revolving Credit Agreements). The 364-Day Revolving Credit Agreement provides for a senior unsecured revolving credit facility available to CBRE Services with commitments in an aggregate principal amount of up to $1.0 billion and a maturity date of June 23, 2026. Borrowings bear interest at (i) CBRE Services' option, either (a) a Term SOFR rate published by CME Group Benchmark Administration Limited for the applicable interest period or (b) a base rate determined by reference to the greatest of (1) the prime rate determined by Wells Fargo, (2) the federal funds rate plus 1/2 of 1% and (3) the sum of (x) a Term SOFR rate published by CME Group Benchmark Administration Limited for an interest period of one month and (y) 1.00%, plus (ii) a rate equal to an applicable rate (in the case of borrowings based on the Term SOFR rate, 0.645% to 1.125% and in the case of borrowings based on the base rate, 0.0% to 0.100%, in each case, as determined by reference to our Debt Rating (as defined in the 364-Day Revolving Credit Agreement)).

The 364-Day Revolving Credit Agreement requires us to pay a fee based on the total amount of the revolving credit facility commitment (whether used or unused).

The 364-Day Revolving Credit Agreement also requires us to maintain a maximum leverage ratio of total debt less available cash to consolidated EBITDA (as defined in the 364-Day Revolving Credit Agreement) of 4.25x (and in the case of the first four full fiscal quarters following consummation of a qualified acquisition (as defined in the 364-Day Revolving Credit Agreement), 4.75x) as of the end of each fiscal quarter. In addition, the 364-Day Revolving Credit Agreement also contains other customary affirmative and negative covenants and events of default. We were in compliance with the covenants under this agreement as of December 31, 2025.

As of December 31, 2025, no amount was outstanding under the revolving credit facility provided for by the 364-Day Revolving Credit Agreement.

Commercial Paper Program

On December 2, 2024, CBRE Services established a commercial paper program pursuant to which we may issue and sell up to $3.5 billion of short-term, unsecured and unsubordinated commercial paper notes with up to 397-day maturities, under the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. Payment of the commercial paper notes is guaranteed on an unsecured and unsubordinated basis by CBRE Group The program notes and the guarantee rank pari passu with all other unsecured and unsubordinated indebtedness. The proceeds from issuances under the program may be used for general corporate purposes. As of December 31, 2025, we had $852 million in borrowings outstanding under our commercial paper program with a weighted-average annual interest rate of 3.84%. As of December 31, 2024, we had $175 million in borrowings outstanding under our commercial paper program. At any point in time, the company intends to maintain available commitments under the Revolving Credit Agreement in an amount at least equal to the amount of the commercial paper notes outstanding.

Turner & Townsend Revolving Credit Facility

Turner & Townsend maintains a £120 million revolving credit facility pursuant to a credit agreement dated March 31, 2022, with an additional accordion option of £20 million, that matures on March 31, 2027. As of December 31, 2025, no amount was outstanding under this revolving credit facility. As of December 31, 2024, $44 million (£35 million) was outstanding under this revolving credit facility.

Warehouse Lines of Credit

CBRE Capital Markets has warehouse lines of credit with third-party lenders for the purpose of funding mortgage loans that will be resold, and a funding arrangement with Fannie Mae for the purpose of selling a percentage of certain closed multifamily loans to Fannie Mae. These warehouse lines are recourse only to CBRE Capital Markets and related subsidiaries, based on the related deal type, which are secured by our related warehouse receivables. See Note 5 – Warehouse Receivables & Warehouse Lines of Credit for additional information.

13. Leases

We are the lessee in contracts for office space tenancies, leased vehicles, office space in our flexible workplace solutions business, Industrious, and leases of land in our development business. As it relates to service arrangements, we monitor these types of contracts to evaluate whether they meet the definition of a lease.

Supplemental balance sheet information related to our leases is as follows (dollars in millions):

		December 31,	
Category	**Classification**	**2025**	**2024**
Assets			
Operating [(1)]	Operating lease assets	$ 2,062	$ 1,198
Finance	Other assets	334	260
Total leased assets		$ 2,396	$ 1,458
Liabilities			
Current:			
Operating [(2)]	Operating lease liabilities	$ 284	$ 200
Finance	Other current liabilities	69	43
Non-current:			
Operating [(2)]	Non-current operating lease liabilities	2,121	1,307
Finance	Other liabilities	167	122
Total lease liabilities		$ 2,641	$ 1,672

[(1)] Operating lease assets as of December 31, 2025 includes operating lease assets acquired from Industrious.
[(2)] Current and non-current operating lease liabilities as of December 31, 2025 include operating lease liabilities acquired from Industrious.

Components of lease cost are as follows (dollars in millions):

		Year Ended December 31,	
Component	**Classification**	**2025**	**2024**
Operating lease cost	Cost of Revenue and Operating, administrative and other	$ 319	$ 230
Finance lease cost:			
Amortization of right-to-use assets	[(1)]	53	41
Interest on lease liabilities	Interest expense	4	3
Variable lease cost	[(2)]	286	129
Sublease income	Revenue	(9)	(8)
Total lease cost		$ 653	$ 395

[(1)] Amortization costs of $37 million and $27 million from vehicle finance leases utilized in client outsourcing arrangements are included in the "Cost of revenue" line item in the accompanying consolidated statements of operations for the years ended December 31, 2025 and 2024, respectively. Amortization costs of $16 million and $14 million from all other finance leases are included in the "Depreciation and amortization" line item in the accompanying consolidated statements of operations for the years ended December 31, 2025 and 2024, respectively.

[(2)] Variable lease costs of $189 million and $33 million from leases in client outsourcing arrangements are included in the "Cost of revenue" line item in the accompanying consolidated statements of operations for the years ended December 31, 2025 and 2024, respectively. Variable lease costs of $97 million and $96 million from all other leases are included in the "Operating, administrative and other" line item in the accompanying consolidated statements of operations for the years ended December 31, 2025 and 2024, respectively. Variable lease costs increased over the previous year due to lease costs incurred by Industrious after the business combination.

Weighted-average remaining lease term and discount rate for our operating and finance leases are as follows:

	December 31,	
	2025	**2024**
Weighted-average remaining lease term:		
Operating leases [1]	11 years	39 years
Finance leases [2]	18 years	60 years
Weighted-average discount rate:		
Operating leases [1]	5.3%	5.2%
Finance leases [2]	4.7%	5.3%

[1] Operating leases as of December 31, 2025 and 2024 include 90+ year leases on real estate under development. If excluded, the weighted-average remaining lease term would be 9 years as of December 31, 2025 and 2024 and weighted-average discount rate would be 4.8% and 4.3% as of December 31, 2025 and 2024, respectively.

[2] Finance leases as of December 31, 2025 and 2024 included a 99-year lease on real estate held for investment. If excluded, the weighted-average remaining lease term would be 3 years as of December 31, 2025 and 2024 and weighted-average discount rate would be 4.3% and 3.1%, as of December 31, 2025 and 2024, respectively. This excludes certain land leases up to 999 years held by our U.K. development business.

Maturities of lease liabilities by fiscal year as of December 31, 2025 are as follows (dollars in millions):

	Operating Leases	Finance Leases
2026	$ 336	$ 72
2027	379	64
2028	350	46
2029	323	26
2030	298	7
Thereafter	1,991	294
Total remaining lease payments at December 31, 2025	3,677	509
Less: Interest	1,272	273
Present value of lease liabilities at December 31, 2025	$ 2,405	$ 236

Supplemental cash flow information and non-cash activity related to our operating and finance leases are as follows (dollars in millions):

	Year Ended December 31,	
	2025	**2024**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	$ 343	$ 238
Operating cash outflows from finance leases	6	4
Financing cash outflows from finance leases	56	44
Right-of-use assets obtained in exchange for new operating lease liabilities [1]	980	216
Right-of-use assets obtained in exchange for new finance lease liabilities	120	113
Other non-cash increases in operating lease right-of-use assets [2]	94	166
Other non-cash decreases in finance lease right-of-use assets [2]	(9)	(12)

[1] Increase in right-of-use assets obtained in exchange for new operating lease liabilities for the year ended December 31, 2025 primarily relates to leases acquired in conjunction with the Industrious acquisition.

[2] The non-cash activity in the right-of-use assets resulted from lease modifications/remeasurements and terminations.

14. Commitments and Contingencies

We are a party to a number of pending or threatened lawsuits arising out of, or incident to, our ordinary course of business. We believe that any losses in excess of the amounts accrued as liabilities on our consolidated financial statements are unlikely to be significant, but litigation is inherently uncertain and there is the potential for a material adverse effect on our consolidated financial statements if one or more matters are resolved in a particular period in an amount materially in excess of what we anticipated.

In January 2008, CBRE MCI, a wholly-owned subsidiary of CBRE Capital Markets, entered into an agreement with Fannie Mae under Fannie Mae's Delegated Underwriting and Servicing Lender Program (DUS Program) to provide financing for multifamily housing with five or more units. Under the DUS Program, CBRE MCI originates, underwrites, closes and services loans without prior approval by Fannie Mae, and typically, is subject to sharing up to one-third of any losses on loans originated under the DUS Program. CBRE MCI has funded loans with unpaid principal balances of $50.5 billion at December 31, 2025, of which $47.6 billion is subject to such loss sharing arrangements. CBRE MCI, under its agreement with Fannie Mae, must post cash reserves or other acceptable collateral under formulas established by Fannie Mae to provide for sufficient capital in the event losses occur. As of December 31, 2025 and 2024, CBRE MCI had $165 million and $160 million, respectively, of letters of credit under this reserve arrangement and had recorded a liability of approximately $79 million and $63 million as of December 31, 2025 and 2024, respectively, for its loan loss guarantee obligation under such arrangement. Fannie Mae's recourse under the DUS Program is limited to the assets of CBRE MCI, which assets totaled approximately $1.7 billion (including $1.1 billion of warehouse receivables, which are pledged against warehouse lines of credit and are therefore not available to Fannie Mae) at December 31, 2025.

CBRE Capital Markets participates in Freddie Mac's Multifamily Small Balance Loan (SBL) Program. Under the SBL Program, CBRE Capital Markets has certain repurchase and loss reimbursement obligations. We could potentially be obligated to repurchase any SBL loan originated by CBRE Capital Markets that remains in default for 120 days following the forbearance period, if the default occurred during the first 12 months after origination and such loan had not been earlier securitized. In addition, CBRE Capital Markets may be responsible for a loss not to exceed 10% of the original principal amount of any SBL loan that is not securitized and goes into default after the 12-month repurchase period. CBRE Capital Markets must post a cash reserve or other acceptable collateral to provide for sufficient capital in the event the obligations are triggered. As of both December 31, 2025 and 2024, CBRE Capital Markets had posted a $5 million letter of credit under this reserve arrangement.

Letters of credit

We had outstanding letters of credit totaling $308 million as of December 31, 2025, excluding letters of credit for which we have outstanding liabilities already accrued on our consolidated balance sheets related to our subsidiaries' outstanding reserves for claims under certain insurance programs as well as letters of credit related to operating leases. The CBRE Capital Markets letters of credit totaling $170 million as of December 31, 2025 referred to in the preceding paragraphs are included in the $308 million outstanding letters of credit as of such date. The remaining letters of credit are primarily executed by us in the ordinary course of business and expire at the end of each of the respective agreements.

Guarantees

We had guarantees totaling $203 million as of December 31, 2025, excluding guarantees related to pension liabilities, operating leases, consolidated indebtedness and other obligations for which we have outstanding liabilities already accrued on our consolidated balance sheets. The $203 million primarily represents guarantees executed by us in the ordinary course of business, including various guarantees of management and vendor contracts in our operations overseas, which expire at the end of each of the respective agreements.

In addition, as of December 31, 2025, we had issued numerous non-recourse carveout, completion and budget guarantees relating to development projects for the benefit of third parties. These guarantees are commonplace in our industry and are made by us in the ordinary course of our REI business. Non-recourse carveout guarantees generally require that our project-entity borrower not commit specified improper acts, with us potentially liable for all or a portion of such entity's indebtedness or other damages suffered by the lender if those acts occur. Completion and budget guarantees generally require us to complete construction of the relevant project within a specified timeframe and/or within a specified budget, with us potentially being liable for costs to complete in excess of such timeframe or budget. While there can be no assurance, we do not expect to incur any material losses under these guarantees.

Performance and payment bonds

In the ordinary course of business, we are required by certain customers to provide performance and payment bonds for contractual commitments related to our projects. These bonds provide a guarantee to the customer that the company will perform under the terms of a contract and that we will pay our subcontractors and vendors. If we fail to perform under a contract or to pay our subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for expenses or outlays it incurs. As of December 31, 2025 and 2024, outstanding performance and payment bonds approximated $1.0 billion and $808 million, respectively.

Deferred and contingent consideration

The purchase price for our business acquisitions often includes deferred and contingent consideration. As of December 31, 2025 and 2024, we had short-term deferred and contingent consideration of $149 million and $199 million, respectively, which was included within accounts payable and accrued expenses, and long-term deferred and contingent consideration of $130 million and $93 million, respectively, which was included within other liabilities in the accompanying consolidated balance sheets.

Indirect Taxes

The company is subject to indirect taxes, including sales and use tax in the United States and value-add tax in certain foreign jurisdictions in which it conducts business. The company had indirect tax liabilities primarily related to sales and use tax of $90 million and $91 million as of December 31, 2025 and 2024, respectively. Indirect tax liabilities are adjusted considering changing facts and circumstances, such as the closing of a tax examination, further interpretation of existing or new tax laws. We are currently under audit in several jurisdictions. In accordance with FASB ASC Topic 450, *"Contingencies,"* the company establishes accruals for contingencies, including uncertainties related to taxes not based on income, when the company believes it is probable that a loss has been incurred, and the amount of the loss can be reasonably estimated.

Other

An important part of the strategy for our REI segment involves co-investing our capital in certain real estate investments with our clients. For our investment funds, we generally co-invest a minority interest of the equity in a particular fund. As of December 31, 2025, we had aggregate future commitments of $216 million related to co-investment funds. Additionally, we make selective investments in real estate development projects on our consolidated account or co-invest with our clients with up to 50% of the project's equity as a principal in unconsolidated real estate projects. We had unfunded capital commitments of $226 million and $56 million to consolidated and unconsolidated projects, respectively, as of December 31, 2025.

Also refer to Note 22 – Telford Fire Safety Remediation for the details relating to the provision associated with fire safety remediation efforts by our subsidiary, Telford Homes.

15.   Employee Benefit Plans

Stock Incentive Plans

2019 Equity Incentive Plan

Our 2019 Plan was adopted by our board of directors on March 1, 2019 and approved by our stockholders on May 17, 2019. The 2019 Plan authorizes the grant of stock-based awards to employees, directors and independent contractors. Unless terminated earlier, the 2019 Plan will terminate on March 1, 2029. A total of 9,900,000 shares of our Class A common stock are reserved for issuance under the 2019 Plan, less 189,499 shares granted under our 2017 Equity Incentive Plan (the 2017 Plan) between March 1, 2019, the date our board of directors approved the plan, and May 17, 2019, the date our stockholders approved the 2019 Plan. Additionally, shares underlying awards outstanding under the 2017 Plan at termination of such plan in May 2019 that were subsequently canceled, forfeited or terminated without issuance to the holder thereof will be available for reissuance under the 2019 Plan. On May 27, 2022, an additional 7,700,000 shares of our Class A common stock was reserved for issuance under the 2019 Plan. As of December 31, 2025, 996,395 shares were cancelled and 1,601,597 shares were withheld for payment of taxes under the 2017 Plan and added to the authorized pool for the 2019 Plan, bringing the total authorized amount under the 2019 Plan to 20,008,493 shares of our Class A common stock.

Shares underlying expired, canceled, forfeited or terminated awards under the 2019 Plan (other than awards granted in substitution of an award previously granted), plus those utilized to pay tax withholding obligations with respect to an award (other than an option or stock appreciation right) will be available for reissuance. Awards granted under the 2019 Plan are subject to a minimum vesting condition of one year, subject to certain exceptions as set forth in the form of grant notice and restricted stock unit agreement. As of December 31, 2025, assuming the maximum number of shares under our performance-based awards will later be issued, 8,564,507 shares remained available for future grants under this plan.

The number of shares issued or reserved pursuant to the 2019 Plan is subject to adjustment on account of a stock split of our outstanding shares, stock dividend, dividend payable in a form other than shares in an amount that has a material effect on the price of the shares, consolidation, combination or reclassification of the shares, recapitalization, spin-off, or other similar occurrences.

Non-Vested Stock Awards

We have issued non-vested stock awards, including RSUs and restricted shares, in our Class A common stock to certain of our employees, independent contractors and members of our board of directors. The following is a summary of the awards granted during the years ended December 31, 2025, 2024 and 2023.

- During the year ended December 31, 2025, we granted RSUs that are performance vesting in nature, with 901,834 reflecting the maximum number of RSUs that may be issued if all of the performance targets are satisfied at their highest levels, and 802,824 RSUs that are time vesting in nature.

- During the year ended December 31, 2024, we granted RSUs that are performance vesting in nature, with 826,883 reflecting the maximum number of RSUs that may be issued if all of the performance targets are satisfied at their highest levels, and 1,168,506 RSUs that are time vesting in nature.

- During the year ended December 31, 2023, we granted RSUs that are performance vesting in nature, with 896,742 reflecting the maximum number of RSUs that may be issued if all of the performance targets are satisfied at their highest levels, and 1,216,384 RSUs that are time vesting in nature.

Our annual performance-vesting awards generally vest in full three years from the grant date, based on our achievement against various performance targets. Our time-vesting awards generally vest 25% per year over four years from the grant date.

We granted RSUs under our 2019 Plan (Segment RSU Grant) to certain of our employees in Advisory Services and BOE segments in 2021 and 2022, with 1,630,846 reflecting the maximum number of RSUs that may be issued if all of the performance targets are satisfied at their highest levels, and 465,956 RSUs that are time vesting in nature. As a condition to this Segment RSU grant, each participant has agreed to execute a Restrictive Covenants Agreement. Each Segment RSU grant consisted of:

(i) Segment Performance RSUs with respect to 33.3% of the total number of target RSUs subject to the grant. The actual number of Segment Performance RSUs that will vest is determined by measuring growth in certain segment specific metrics such as client operating profit, segment operating profit and major markets over a five-year measurement period commencing on January 1, 2022 and ending on December 31, 2026.

(ii) Time Vesting RSUs with respect to 33.3% of the total number of target RSUs subject to the grant, which cliff vests on November 10, 2026.

(iii) EPS Performance RSUs with respect to 33.3% of the total number of target RSUs subject to the grant. The actual number of EPS Performance RSUs that will vest is determined by measuring our cumulative adjusted earnings per share growth against the cumulative EPS growth, as reported under U.S. GAAP, to a comparative group comprised of each of the other companies comprising the S&P 500 on the grant date over a five-year measurement period commencing on January 1, 2022 and ending on December 31, 2026.

In February 2022, we made a special grant of RSUs under our 2019 Plan (2022 Special RSU grant) to our CEO, with 88,715 reflecting the maximum number of RSUs that may be issued if all of the performance targets are satisfied at their highest levels, and 25,347 RSUs that are time vesting in nature. As a condition to this 2022 Special RSU grant, the CEO has agreed to execute a Restrictive Covenants Agreement. This 2022 Special RSU grant consisted of:

(i) Total Shareholder Return (TSR) Performance RSUs with respect to 33.3% of the total number of target RSUs subject to the grant. The actual number of TSR Performance RSUs that will vest is determined by measuring our cumulative TSR against the cumulative TSR of each of the other companies comprising the S&P 500 on the Grant Date (the Comparison Group) over a five-year measurement period commencing on January 1, 2022 and ending on December 31, 2026. For purposes of measuring TSR, the initial value of our common stock was the average closing price of such common stock for the 60 trading days immediately preceding January 1, 2022, and the final value of our common stock will be the average closing price of such common stock for the 60 trading days immediately preceding December 31, 2026.

(ii) Time Based RSUs with respect to 33.3% of the total number of target RSUs subject to the grant, vesting on February 25, 2027.

(iii) EPS Performance RSUs with respect to 33.3% of the total number of target RSUs subject to the grant. The actual number of EPS Performance RSUs that will vest is determined by measuring our cumulative adjusted income per share growth against the cumulative EPS growth, as reported under U.S. GAAP (GAAP EPS), of each of the other members of the Comparison Group over a five-year measurement period commencing on January 1, 2022 and ending on December 31, 2026. These RSUs vest on December 31, 2026.

In March 2025, we issued a portion of the 2025 annual performance awards under our 2019 Plan with TSR conditions, with 393,019 reflecting the maximum number of RSUs that may be issued if all of the performance targets are satisfied at their highest levels.

In March 2024, we issued a portion of the 2024 annual performance awards under our 2019 Plan with TSR conditions, with 385,878 reflecting the maximum number of RSUs that may be issued if all of the performance targets are satisfied at their highest levels.

We estimated the fair value of the TSR Performance RSUs referred to above on the date of the grant using a Monte Carlo simulation with the following assumptions:

	Year Ended December 31,	
	2025	**2024**
Volatility of common stock	29.6 %	29.9 %
Expected dividend yield	0.0 %	0.0 %
Risk-free interest rate	3.9 %	4.2 %

A summary of the status of our non-vested stock awards is presented in the table below:

	Shares/Units	Weighted-Average Market Value Per Share
Balance at December 31, 2022	7,413,079	$ 73.67
Granted	1,664,755	78.46
Performance award achievement adjustments	365,965	81.14
Vested	(4,001,675)	59.62
Forfeited	(221,545)	81.14
Balance at December 31, 2023	5,220,579	86.17
Granted	1,609,510	95.89
Performance award achievement adjustments	(302,282)	111.72
Vested	(1,729,161)	75.67
Forfeited	(341,324)	89.27
Balance at December 31, 2024	4,457,322	91.78
Granted	1,283,802	147.09
Performance award achievement adjustments	42,937	144.84
Vested	(970,852)	87.92
Forfeited	(217,611)	100.90
Balance at December 31, 2025	4,595,598	108.12

Total compensation expense related to non-vested stock awards was $120 million, $146 million and $96 million for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, total unrecognized estimated compensation cost related to non-vested stock awards was approximately $209 million, which is expected to be recognized over a weighted-average period of approximately 2 years.

Bonuses

We have bonus programs covering select employees, including senior management. Awards are based on the position and performance of the employee and the achievement of pre-established financial, operating and strategic objectives. The amounts charged to operating expense for bonuses were $882 million, $727 million and $697 million for the years ended December 31, 2025, 2024 and 2023, respectively.

401(k) Plan

Our CBRE 401(k) Plan (401(k) Plan) is a defined contribution savings plan that allows participant deferrals under Section 401(k) of the Internal Revenue Code (IRC). Most of our U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the IRC of 1986, as amended, and non-plan electing union employees, are eligible to participate in the plan. The 401(k) Plan provides for participant contributions as well as a company match. A participant is allowed to contribute to the 401(k) Plan from 1% to 75% of his or her compensation, subject to limits imposed by applicable law. Active participants vest in company match contributions at 33% per year for each plan year they are employed. For 2025, 2024 and 2023, we contributed 67% on the first 6% of eligible compensation contributed to the plan (up to $6,000) for all employees regardless of base compensation or commissioned status. In connection with the 401(k) Plan, we recognized compensation expense of $113 million, $121 million and $108 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Participants are entitled to invest up to 25% of their 401(k) account balance in shares of our common stock. As of December 31, 2025, approximately 0.9 million shares of our common stock were held as investments by participants in our 401(k) Plan.

Pension Plans

Certain of our non-U.S. subsidiaries maintain contributory defined benefit pension plans to provide retirement benefits to existing and former employees participating in these plans. We contribute annually to the plans to fund pension liabilities as actuarially determined and as required by applicable laws and regulations. Our contributions to these plans are invested by the plan trustees and, if these investments do not perform well in the future, we may be required to provide additional contributions to cover any pension underfunding.

During the fourth quarter of 2024, the trustees of the Advisory pension plan in the U.K. (the "Advisory Plan") entered into a buy-in agreement with a third-party insurance company. The buy-in arrangement is an insurance contract providing substantially all future benefit plan payments to the pension plan participants. However, the primary benefit obligation remains with the Company. The buy-in arrangement also allowed for the future conversion into a buy-out arrangement where the insurance company would assume full responsibility for the pension plan obligations. In the fourth quarter of 2025, the Company implemented the buy-out arrangement with the insurance company for the Advisory Plan to fully settle the pension obligations associated with the plan. As a result, the Company has been fully discharged from its obligations to the affected participants in the Advisory Plan. As of December 31, 2024, the fair value of pension plan assets, projected benefit obligations, and items not yet recognized as a component of net periodic pension cost (benefit) included in accumulated other comprehensive loss in the Advisory Plan were $262 million, $236 million, and $125 million, respectively. Upon settlement, the Advisory Plan's projected benefit obligation and the related plan assets were removed from the Company's consolidated balance sheet. The Company recognized a non-cash settlement loss of $147 million in the consolidated statement of operations, resulting from the removal of the projected benefit obligation and plan assets, which included the release of $112 million of the cumulative pension liability adjustments included within accumulated other comprehensive loss in the accompanying consolidated balance sheet.

As of December 31, 2025, for all plans where total projected benefit obligations exceed plan assets, projected benefit obligations and the fair value of plan assets were $123 million and $47 million, respectively, and $113 million and $51 million as of December 31, 2024, respectively.

As of December 31, 2025, for all plans where total accumulated benefit obligations exceed plan assets, accumulated benefit obligations and the fair value of plan assets were $102 million and $47 million, respectively, and $96 million and $51 million as of December 31, 2024, respectively.

Net periodic pension cost (benefit) for all plans was $23 million, $18 million, and $20 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table provides amounts recognized related to all of our defined benefit pension plans within the following captions on our consolidated balance sheets (dollars in millions):

	December 31,			
	2025		**2024**	
Other assets, net	$	69	$	64
Other liabilities		75		70

The following table presents estimated future benefit payments as of December 31, 2025. We will fund these obligations from the assets held by these plans. If the assets these plans hold are not sufficient to fund these payments, the company will fund the remaining obligations (dollars in millions):

	2026		**2027**		**2028**		**2029**		**2030**		**Thereafter**
Estimated future benefit payments for defined benefit plans	$	45	$	40	$	39	$	40	$	41	$ 213

16. Income Taxes

Provision for Income Taxes

The components of income before provision for income taxes consisted of the following (dollars in millions):

	Year Ended December 31,					
	2025		2024		2023	
Domestic	$	868	$	326	$	665
Foreign		726		892		612
Total	$	1,594	$	1,218	$	1,277

Our tax provision (benefit) consisted of the following (dollars in millions):

	Year Ended December 31,					
	2025		2024		2023	
Current provision:						
Federal	$	185	$	48	$	98
State		74		60		31
Foreign		327		268		242
Total current provision		586		376		371
Deferred provision:						
Federal		(71)		(57)		(4)
State		(16)		(33)		4
Foreign		(182)		(104)		(121)
Total deferred provision		(269)		(194)		(121)
Total provision for income taxes	$	317	$	182	$	250

Effective Tax Rate

The following is a reconciliation of the difference between the U.S. statutory federal income tax rate and our effective tax rate (dollars in millions):

	Year Ended December 31, 2025			
	Amount		Percent	
U.S. Federal statutory tax rate	$	335	21	%
State and local income tax, net of federal (national) income tax effect [1]		46	3	%
Foreign tax effects				
Bermuda				
Statutory rate difference between Bermuda and United States		(21)	(1)	%
Tax Credits		(53)	(3)	%
Other foreign jurisdictions		54	3	%
Effect of cross-border tax laws				
Foreign Tax Credits		(40)	(3)	%
Tax credits		(7)	—	%
Nontaxable or nondeductible items		20	1	%
Changes in unrecognized tax benefits		(8)	(1)	%
Other adjustments		(9)	(1)	%
Effective Tax Rate	$	317	20	%

---

[1] State and local income taxes in California, New York and New York City made up the majority (greater than 50 percent) of the domestic state and local income taxes, net of federal (national) effect category.

	Year Ended December 31,	
	2024	**2023**
Federal statutory tax rate	21 %	21 %
Foreign rate differential	(1)	(1)
State taxes, net of federal benefit	2	2
Nontaxable or nondeductible items	1	3
Reserves for uncertain tax positions	(4)	—
Tax credits	(5)	(5)
Other	1	(1)
Effective tax rate	15 %	19 %

Income Taxes Paid

The table below presents amounts of income taxes paid, net of refunds, by jurisdiction (dollars in millions):

	Year Ended December 31, 2025
U.S. Federal	$ 210
U.S. State and local	66
Total U.S.	276
Foreign	
India	42
United Kingdom	76
All other foreign jurisdictions	205
Total Foreign	323
Total cash income taxes paid, net of refunds	$ 599

Deferred Taxes

Cumulative tax effects of temporary differences are shown below (dollars in millions):

	December 31,	
	2025	**2024**
Assets:		
Tax losses and tax credits	$ 959	$ 747
Operating lease liabilities	640	407
Bonus and deferred compensation	404	372
Bad debt and other reserves	191	130
All other	182	139
Deferred tax assets, before valuation allowance	2,376	1,795
Less: Valuation allowance	(442)	(396)
Deferred tax assets	1,934	1,399
Liabilities:		
Property and equipment	(23)	(34)
Unconsolidated affiliates and partnerships	(128)	(104)
Capitalized costs and intangibles	(694)	(555)
Operating lease assets	(574)	(351)
All other	(57)	(64)
Deferred tax liabilities	(1,476)	(1,108)
Net deferred tax assets	$ 458	$ 291

As of December 31, 2025, there were deferred tax assets before valuation allowances of approximately $657 million related to U.S. federal, state, and foreign net operating losses (NOLs). The majority of the NOLs are carried forward indefinitely and primarily related to the foreign jurisdictions. In certain foreign jurisdictions, NOLs expire each year beginning in 2025. The utilization of NOLs may be subject to certain limitations under U.S. federal, state and foreign laws. As of December 31, 2025, we had an interest limitation carryforward of approximately $220 million in the U.S. and foreign jurisdictions that can be carried forward indefinitely. As of December 31, 2025, we had U.S. federal and state capital losses carryforward, net of reserves for uncertain tax position, of approximately $58 million which will begin to expire after 2027, and approximately $26 million of foreign tax credits, which will expire after 2033. We have recorded a valuation allowance for deferred tax assets where we believe that it is more likely than not that the tax attributes will not be utilized.

We determined as of December 31, 2025, $442 million of deferred tax assets do not satisfy the realization criteria set forth in Topic 740. Accordingly, a valuation allowance has been recorded for this amount. If released, the entire amount would result in a benefit to continuing operations. During the year ended December 31, 2025, our valuation allowance increased by approximately $46 million, which was primarily attributed to foreign currency translation. We believe it is more likely than not that future operations will generate sufficient taxable income to realize the benefit of our deferred tax assets recorded as of December 31, 2025, net of valuation allowance.

At December 31, 2025, we have undistributed earnings of certain foreign subsidiaries of approximately $4.9 billion for which we have indefinitely reinvested and not recognized deferred taxes. As of December 31, 2025, we have recorded $34 million of deferred tax liability relating to book over tax basis in Turner & Townsend undistributed earnings and for any subsidiaries not considered indefinitely reinvested.

Uncertain Tax Positions

The total amount of gross unrecognized tax benefits was approximately $364 million and $347 million as of December 31, 2025 and 2024, respectively. The increase of $17 million resulted from an accrual of gross unrecognized tax benefits of $35 million, and a release of $18 million of gross unrecognized tax benefits due to the expiration of statute of limitations in various tax jurisdictions. The total amount of unrecognized tax benefits that would affect our effective tax rate, if recognized, is $233 million as of December 31, 2025.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (dollars in millions):

	Year Ended December 31,			
	2025		**2024**	
Beginning balance, unrecognized tax benefits	$	(347)	$	(413)
Gross increases - tax positions in prior period		(7)		(9)
Gross decreases - tax positions in prior period		—		3
Gross increases - current-period tax positions		(28)		(21)
Decreases relating to settlements		—		80
Reductions as a result of lapse of statute of limitations		18		11
Foreign exchange movement		—		2
Ending balance, unrecognized tax benefits	$	(364)	$	(347)

Our continuing practice is to recognize accrued interest and/or penalties related to income tax matters within income tax expense. During the years ended December 31, 2025 and 2024, we accrued an additional $8 million and $4 million, respectively, in interest and penalties associated with uncertain tax positions. As of December 31, 2025, we have recognized a liability for interest and penalties of $18 million.

We conduct business globally and file income tax returns in the U.S. federal jurisdiction and in multiple state, local, and foreign tax jurisdictions. We are under audit by various states and cities including California, New York, New York City, and Texas. We are also under audit by various foreign tax jurisdictions including France, Germany, and Spain. With limited exception, our significant U.S. state and foreign tax jurisdictions are no longer subject to audit by the various tax authorities for tax years prior to 2015 and 2018, respectively.

On July 4, 2025, the U.S. federal government enacted H.R.1, the One Big Beautiful Bill Act (OBBBA), a budget reconciliation package that changes the U.S. federal income tax laws, including extensions of various expiring provisions from the Tax Cuts and Jobs Act of 2017. The 2025 impacts of the OBBBA are insignificant based on our current operations.

17.   Stockholders' Equity

Our board of directors is authorized, subject to any limitations imposed by law, without the approval of our stockholders, to issue a total of 25,000,000 shares of preferred stock, in one or more series, with each such series having rights and preferences including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors may determine. As of December 31, 2025 and 2024, no shares of preferred stock have been issued.

Our board of directors is authorized to issue up to 525,000,000 shares of Class A common stock, $0.01 par value per share (common stock), of which 295,731,478 shares and 302,052,229 shares were issued and outstanding as of December 31, 2025 and 2024, respectively.

Stock Repurchase Program

On November 21, 2024, our board of directors authorized an additional $5.0 billion to our existing $4.0 billion share repurchase program (as amended, the 2024 program) bringing the total authorized amount under the 2024 program to a total of $9.0 billion as of December 31, 2025. The board also extended the term of the 2024 program through December 31, 2029.

During the year ended December 31, 2025, we repurchased 7,052,481 shares of our common stock with an average price of $135.52 per share for an aggregate of $956 million under the 2024 program. During the years ended December 31, 2024 and 2023, we repurchased 5,110,624 and 7,867,348 shares of our common stock for an aggregate of $644 million and $650 million, respectively. As of December 31, 2025, we had approximately $4.9 billion of capacity remaining under the 2024 program.

Our stock repurchase program does not obligate us to acquire any specific number of shares. Under this program, shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934. Our stock repurchases have been funded with cash on hand and we intend to continue funding future repurchases with existing cash. We may utilize our stock repurchase programs to continue offsetting the impact of our stock-based compensation program and on a more opportunistic basis if we believe our stock presents a compelling investment compared to other discretionary uses. The timing of any future repurchases and the actual amounts repurchased will depend on a variety of factors, including the market price of our common stock, general market and economic conditions and other factors.

18.   Income Per Share Information

The calculations of basic and diluted income per share attributable to CBRE Group, Inc. stockholders are as follows (dollars in millions, except share and per share data):

	Year Ended December 31,		
	2025	2024	2023
Basic Income Per Share			
Net income attributable to CBRE Group, Inc. stockholders	$ 1,157	$ 968	$ 986
Weighted-average shares outstanding for basic income per share	298,157,861	305,859,458	308,430,080
Basic income per share attributable to CBRE Group, Inc. stockholders	$ 3.88	$ 3.16	$ 3.20
Diluted Income Per Share			
Net income attributable to CBRE Group, Inc. stockholders	$ 1,157	$ 968	$ 986
Weighted-average shares outstanding for basic income per share	298,157,861	305,859,458	308,430,080
Dilutive effect of contingently issuable shares	2,593,680	2,174,154	4,120,862
Weighted-average shares outstanding for diluted income per share	300,751,541	308,033,612	312,550,942
Diluted income per share attributable to CBRE Group, Inc. stockholders	$ 3.85	$ 3.14	$ 3.15

For the years ended December 31, 2025, 2024 and 2023, 7,668, 9,222 and 338,711, respectively, of contingently issuable shares were excluded from the computation of diluted income per share because their inclusion would have had an anti-dilutive effect.

19. Revenue from Contracts with Customers

We account for revenue with customers in accordance with FASB ASC Topic 606, "*Revenue from Contracts with Customers*" (Topic 606). Revenue is recognized when or as control of the promised services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those services.

Disaggregated Revenue

The following tables represent a disaggregation of revenue from contracts with customers by type of service and/or segment (dollars in millions):

	Year Ended December 31, 2025					
	Advisory Services	Building Operations & Experience	Project Management	Real Estate Investments	Corporate, other and eliminations	Consolidated
Topic 606 Revenue:						
Facilities management	$ —	$ 20,645	$ —	$ —	$ —	$ 20,645
Property management	—	2,579	—	—	(50)	2,529
Project management	—	—	7,657	—	—	7,657
Advisory leasing	4,497	—	—	—	—	4,497
Advisory sales	2,120	—	—	—	—	2,120
Valuation	815	—	—	—	—	815
Other portfolio services	354	—	—	—	—	354
Commercial mortgage origination [1]	251	—	—	—	—	251
Loan servicing [2]	164	—	—	—	—	164
Investment management	—	—	—	602	—	602
Development services	—	—	—	266	—	266
Topic 606 Revenue	8,201	23,224	7,657	868	(50)	39,900
Out of Scope of Topic 606 Revenue:						
Commercial mortgage origination	300	—	—	—	—	300
Loan servicing	339	—	—	—	—	339
Development services [3]	—	—	—	11	—	11
Total Out of Scope of Topic 606 Revenue	639	—	—	11	—	650
Total Revenue	$ 8,840	$ 23,224	$ 7,657	$ 879	$ (50)	$ 40,550

	Advisory Services	Building Operations & Experience	Project Management	Real Estate Investments	Corporate, other and eliminations	Consolidated
Year Ended December 31, 2024						
Topic 606 Revenue:						
Facilities management	$ —	$ 18,232	$ —	$ —	$ —	$ 18,232
Property management	—	1,976	—	—	(17)	1,959
Project management	—	—	6,809	—	—	6,809
Advisory leasing	3,895	—	—	—	—	3,895
Advisory sales	1,767	—	—	—	—	1,767
Valuation	751	—	—	—	—	751
Other portfolio services	389	—	—	—	—	389
Commercial mortgage origination [1]	196	—	—	—	—	196
Loan servicing [2]	160	—	—	—	—	160
Investment management	—	—	—	650	—	650
Development services	—	—	—	373	—	373
Topic 606 Revenue	7,158	20,208	6,809	1,023	(17)	35,181
Out of Scope of Topic 606 Revenue:						
Commercial mortgage origination	234	—	—	—	—	234
Loan servicing	337	—	—	—	—	337
Development services [3]	—	—	—	15	—	15
Total Out of Scope of Topic 606 Revenue	571	—	—	15	—	586
Total Revenue	$ 7,729	$ 20,208	$ 6,809	$ 1,038	$ (17)	$ 35,767

	Advisory Services	Building Operations & Experience	Project Management	Real Estate Investments	Corporate, other and eliminations	Consolidated
Year Ended December 31, 2023						
Topic 606 Revenue:						
Facilities management	$ —	$ 16,131	$ —	$ —	$ —	$ 16,131
Property management	—	1,676	—	—	(17)	1,659
Project management	—	—	6,300	—	—	6,300
Advisory leasing	3,468	—	—	—	—	3,468
Advisory sales	1,606	—	—	—	—	1,606
Valuation	716	—	—	—	—	716
Other portfolio services	376	—	—	—	—	376
Commercial mortgage origination [1]	138	—	—	—	—	138
Loan servicing [2]	174	—	—	—	—	174
Investment management	—	—	—	592	—	592
Development services	—	—	—	345	—	345
Topic 606 Revenue	6,478	17,807	6,300	937	(17)	31,505
Out of Scope of Topic 606 Revenue:						
Commercial mortgage origination	162	—	—	—	—	162
Loan servicing	267	—	—	—	—	267
Development services [3]	—	—	—	15	—	15
Total Out of Scope of Topic 606 Revenue	429	—	—	15	—	444
Total Revenue	$ 6,907	$ 17,807	$ 6,300	$ 952	$ (17)	$ 31,949

[1] We earn fees for arranging financing for borrowers with third-party lender contacts. Such fees are in scope of Topic 606.

[2] Loan servicing fees earned from servicing contracts for which we do not hold mortgage servicing rights are in scope of Topic 606.

[3] Out of scope revenue for development services represents selling profit from transfers of sales-type leases in the scope of FASB ASC Topic 842, *"Leases."*

Contract Assets and Liabilities

We had contract assets totaling $565 million ($462 million of which was current) and $489 million ($400 million of which was current) as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, our contract assets increased by $76 million, primarily driven by the acquisition of Pearce within our BOE segment, and growth in our Advisory Services segment attributable to lease and sales.

We had contract liabilities totaling $448 million (all of which was current) and $375 million (all of which was current) as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, our contract liabilities increased by $73 million, primarily driven by the acquisition of Pearce and Industrious, and continued growth across EMEA. During the year ended December 31, 2025, we recognized revenue of $320 million, that was included in the contract liability balance at December 31, 2024.

Contract Costs

We capitalized $78 million, $56 million and $40 million, respectively, of transition costs during the years ended December 31, 2025, 2024 and 2023. We recorded amortization of transition costs of $43 million, $36 million and $37 million, respectively, during the years ended December 31, 2025, 2024 and 2023.

20.   Segments

In January 2025, we combined our project management business with our Turner & Townsend majority-owned subsidiary and created a fourth reportable segment, Project Management. In addition, on January 16, 2025, we acquired full ownership of Industrious, a provider of premium flexible workplace solutions and established a new business segment, BOE, comprised of enterprise and local facilities management, property management and digital infrastructure.

In connection with the transactions described above, we reorganized our operations around and publicly report our financial results on four reportable segments – Advisory Services, BOE, Project Management and REI. We have recast prior period segment results to conform with the current presentation. In addition, we also have a "Corporate, other and eliminations" segment. Our Corporate segment primarily consists of corporate costs for leadership and certain other central functions. We track our strategic non-core equity investments in "other" which is considered an operating segment and reported together with Corporate as it does not meet the aggregation criteria for presentation as a separate reportable segment. These activities are not allocated to the other business segments. Corporate and other also includes eliminations related to inter-segment revenue.

Segment operating profit (SOP) is the measure reported to Robert Sulentic, CBRE's Chair and Chief Executive Officer (CEO), who is our chief operating decision maker (CODM) for purposes of assessing performance and allocating resources to each segment. The CODM uses SOP results compared to prior periods and previously forecasted amounts to assess performance and identify trends of ongoing operations within each segment. SOP excludes the impact of certain costs and charges that may obscure the underlying performance of our businesses and related trends, including restructuring charges and other costs incurred, which are outside the ordinary course of business. SOP represents earnings, inclusive of amounts attributable to non-controlling interests, before net interest expense, write-off of financing costs on extinguished debt, income taxes, depreciation and amortization, and asset impairments. In addition, management excludes the following costs from SOP (Other segment adjustments):

- integration and other costs related to acquisitions,

- carried interest incentive compensation expense (reversal) to align with the timing of associated revenue,

- charges related to indirect tax audits and settlements,

- net results related to the wind-down of certain businesses,

- the impact of fair value adjustments related to unconsolidated equity investments,

- business and finance transformation,

- non-cash pension buy-out settlement loss,

- costs associated with efficiency and cost-reduction initiatives,

- costs incurred related to legal entity restructuring,

- provision associated with Telford's fire safety remediation efforts, and

- a one-time gain associated with remeasuring an investment in an unconsolidated subsidiary to fair value as of the date the remaining controlling interest was acquired.

There have been no significant changes to the measurement methods of expenses or methods of allocating expenses to segments during 2025.

Summarized financial information by segment is as follows (dollars in millions):.

Year Ended December 31, 2025	Advisory Services	Building Operations & Experience	Project Management	Real Estate Investments	Corporate, other and eliminations [3]	Consolidated
Revenue	$ 8,840	$ 23,224	$ 7,657	$ 879	$ (50)	$ 40,550
Pass-through costs [1]	50	12,529	4,167	—	—	16,746
Cost of revenue, excluding pass-through costs	5,247	8,370	2,453	161	7	16,238
Operating expenses and allocations	1,866	1,353	501	1,061	762	5,543
Other adjustments to segment operating profit (loss):						
Equity (loss) income from unconsolidated subsidiaries	—	(11)	—	48	3	40
Other income	6	11	2	—	—	19
Gain on disposition of real estate	—	—	—	432	27	459
Other segment adjustments [2]	151	122	23	187	285	768
Segment operating profit (loss)	$ 1,834	$ 1,094	$ 561	$ 324	$ (504)	$ 3,309

Year Ended December 31, 2024	Advisory Services	Building Operations & Experience	Project Management	Real Estate Investments	Corporate, other and eliminations [3]	Consolidated
Revenue	$ 7,729	$ 20,208	$ 6,809	$ 1,038	$ (17)	$ 35,767
Pass-through costs [1]	61	11,168	3,670	—	—	14,899
Cost of revenue, excluding pass-through costs	4,416	7,066	2,180	224	26	13,912
Operating expenses and allocations	1,793	1,194	439	862	723	5,011
Other adjustments to segment operating profit (loss):						
Equity (loss) income from unconsolidated subsidiaries	(8)	6	—	117	(134)	(19)
Other income	2	4	2	6	25	39
Gain on disposition of real estate	—	—	—	142	—	142
Other segment adjustments [2]	49	104	(22)	44	305	480
Segment operating profit (loss)	$ 1,502	$ 894	$ 500	$ 261	$ (570)	$ 2,587

Year Ended December 31, 2023	Advisory Services	Building Operations & Experience	Project Management	Real Estate Investments	Corporate, other and eliminations [3]	Consolidated
Revenue	$ 6,907	$ 17,807	$ 6,300	$ 952	$ (17)	$ 31,949
Pass-through costs [1]	50	10,178	3,445	—	—	13,673
Cost of revenue, excluding pass-through costs	3,946	5,892	1,981	186	(3)	12,002
Operating expenses and allocations	1,769	1,081	468	784	460	4,562
Other adjustments to segment operating profit (loss):						
Equity income from unconsolidated subsidiaries	2	2	1	216	27	248
Other income	38	8	2	—	13	61
Gain on disposition of real estate	—	—	—	27	—	27
Other segment adjustments [2]	44	49	20	14	66	193
Segment operating profit (loss)	$ 1,226	$ 715	$ 429	$ 239	$ (368)	$ 2,241

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[1] Pass-through costs represent certain costs incurred associated with subcontracted third-party vendor work performed for clients. These costs are reimbursable by clients and the corresponding amounts owed are reflected within Revenue.

[2] Other segment adjustments, as defined above.

[3] Eliminations represent revenue from transactions between operating segments.

		Year Ended December 31,				
		2025		**2024**		**2023**
Depreciation and Amortization						
Advisory Services	$	274	$	259	$	272
Building Operations & Experience [(1)]		269		234		158
Project Management		104		111		121
Real Estate Investments		12		13		15
Corporate, other and eliminations		70		57		56
Total depreciation and amortization	$	729	$	674	$	622
Equity income (loss) from unconsolidated subsidiaries						
Advisory Services	$	—	$	(8)	$	2
Building Operations & Experience		(11)		6		2
Project Management		—		—		1
Real Estate Investments		48		117		216
Corporate, other and eliminations		3		(134)		27
Equity income (loss) from unconsolidated subsidiaries	$	40	$	(19)	$	248

[(1)] Excludes $75 million, $56 million and $59 million for the years ended December 31, 2025, 2024 and 2023, respectively, of amortization on vehicle finance leases utilized in client outsourcing arrangements and amortization of transition costs recorded in Cost of Revenue line item in the accompanying consolidated statement of operations.

Reconciliation of total segment operating profit to net income is as follows (dollars in millions):

		Year Ended December 31,				
		2025		**2024**		**2023**
Net income attributable to CBRE Group, Inc.	$	1,157	$	968	$	986
Net income attributable to non-controlling interests		120		68		41
Net income		1,277		1,036		1,027
Adjustments to increase (decrease) net income:						
Depreciation and amortization		729		674		622
Interest expense, net of interest income		216		215		149
Write-off of financing costs on extinguished debt		2		—		—
Provision for income taxes		317		182		250
Integration and other costs related to acquisitions		303		93		62
Carried interest incentive compensation expense (reversal) to align with the timing of associated revenue		10		8		(7)
Charges related to indirect tax audits and settlements		(1)		76		—
Net results related to the wind-down of certain businesses [(1)]		74		—		—
Impact of fair value non-cash adjustments related to unconsolidated equity investments		2		9		—
Business and finance transformation		101		—		—
Non-cash pension buy-out settlement loss		147		—		—
Costs associated with efficiency and cost-reduction initiatives		—		259		159
Costs incurred related to legal entity restructuring		—		2		13
Provision associated with Telford's fire safety remediation efforts [(2)]		132		33		—
One-time gain associated with remeasuring an investment in an unconsolidated subsidiary to fair value as of the date the remaining controlling interest was acquired		—		—		(34)
Total segment operating profit	$	3,309	$	2,587	$	2,241

[(1)] In 2025, management made the decision to wind down the legacy Telford Homes' construction self-delivery business. In addition, management made the decision to wind down certain businesses within the BOE Segment.

[(2)] See Note 22 – Telford Fire Safety Remediation for additional information.

Our CODM is not provided with total asset information by segment and accordingly, does not measure or allocate total assets on a segment basis. As a result, we have not disclosed any asset information by segment.

Geographic Information

Revenue in the table below is allocated based upon the country in which services are performed (dollars in millions):

	Year Ended December 31,		
	2025	2024	2023
Revenue			
United States	$ 22,848	$ 20,162	$ 17,458
United Kingdom	5,709	4,968	4,393
All other countries	11,993	10,637	10,098
Total revenue	$ 40,550	$ 35,767	$ 31,949

21. Related Party Transactions

The accompanying consolidated balance sheets include loans to related parties, primarily employees other than our executive officers, of $697 million and $780 million as of December 31, 2025 and 2024, respectively. The majority of these loans represent sign-on and retention bonuses issued or assumed in connection with acquisitions and prepaid commissions as well as prepaid retention and recruitment awards issued to employees. These loans are at varying principal amounts, bear interest at rates up to 5.30% per annum and mature on various dates through 2035.

See Note 11 – Investments in Unconsolidated Subsidiaries for additional details on related party revenue and receivables disclosure for the REI segment.

22. Telford Fire Safety Remediation

On April 28, 2022, Telford Homes signed the U.K. government's non-binding Fire Safety Pledge (the Pledge) to comply with the Building Safety Act of 2022 (BSA). The BSA introduced new laws related to building safety and the remediation of historic building safety defects, effectively requiring developers to remediate certain buildings with critical fire safety issues. The BSA also retrospectively amended the Defective Premises Act of 1972 (DPA) to allow claims to be made within a 30-year limitation period for dwellings completed before June 28, 2022. On March 16, 2023, Telford Homes entered into a legally binding agreement with the U.K. government to take responsibility for performing or funding remediation works relating to certain life-critical fire-safety issues on all Telford Homes-constructed buildings of 11 meters in height or greater in England constructed in the last 30 years (in-scope buildings) and withdraw Telford Homes-developed buildings from the government-sponsored funds or reimburse the government funds for the cost of remediation.

The accompanying consolidated balance sheets include an estimated liability of approximately $321 million (of which $126 million was current) and $204 million (of which $102 million was current) as of December 31, 2025 and 2024, respectively, related to the remediation efforts. The current liability includes estimates related to remediation activities we plan to perform within one year and the net amounts that the U.K. government has already paid or quantified through the Building Safety Fund (BSF) for remediation of Telford-constructed buildings. The remaining balance represents estimates developed by Telford's management and/or third-party experts for the remaining in-scope buildings. The increase in the estimated liability during the fourth quarter of 2025 reflects higher estimated costs resulting from significant developments and new information obtained including feedback from the U.K. Government regulator. Specifically, recent feedback received from the regulator indicated a much greater scope of remediation work than initially expected, applying to both previously included and newly identified in-scope buildings. Risk assessments completed in the fourth quarter of 2025 confirmed that extensive internal works are now anticipated for nearly all buildings in-scope, not just the highest-risk ones, with higher estimated costs for buildings requiring major façade works. As a result of these developments and due to the increased uncertainties, our provision increased by $117 million as of December 31, 2025, compared to the prior year.

The estimated remediation costs for in-scope buildings remain subjective, highly complex and dependent on a number of variables outside of Telford Homes' control. These include, but are not limited to, individual remediation requirements for each building, the time required for the remediation to be completed, cost of construction or remediation materials, availability of construction materials, potential discoveries made during remediation that could necessitate incremental work, investigation costs, availability of qualified fire safety engineers, potential business disruption costs, potential changes to or new regulations and regulatory approval. We will continue to closely monitor these developments and will update estimates as additional information becomes available regarding regulatory expectations, design specifications and contractor pricing.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

Item 9A.   **Controls and Procedures.**

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended (the Exchange Act)). The company's management, with participation of the CEO and CFO, under the oversight of our Board, evaluated the effectiveness of the company's internal control over financial reporting as of December 31, 2025, using the framework in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A company's internal control over financial reporting includes those policies and procedures that:

(1)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness towards future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Based on the evaluation under this framework, management concluded that the company's internal control over financial reporting was effective as of December 31, 2025.

Our evaluation of internal control over financial reporting does not include the internal controls over financial reporting related to Industrious, which we fully acquired in January 2025 or Pearce, which we acquired in November 2025. Industrious represented approximately 4% and 1% of the company's total assets, excluding goodwill, and revenue, respectively, as of and for the year ended December 31, 2025. Pearce represented approximately 4% of the company's total assets, excluding goodwill, as of December 31, 2025. The percentage of total revenue recognized in the year ended December 31, 2025 attributable to Pearce was negligible.

The effectiveness of the company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included herein on page 54.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer (certifying officers) have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on this evaluation, our certifying officers concluded that our disclosure controls and procedures are effective as of December 31, 2025.

Rule 13a-15 of the Exchange Act requires that we conduct an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report, and we have a disclosure policy in furtherance of the same. This evaluation is designed to ensure that all corporate disclosure is complete and accurate in all material respects. The evaluation is further designed to ensure that all information required to be disclosed in our SEC reports is accumulated and communicated to management to allow timely decisions regarding required disclosures and recorded, processed, summarized and reported within the time periods and in the manner specified in the SEC's rules and forms. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our Chief Executive Officer and Chief Financial Officer supervise and participate in this evaluation, and they are assisted by members of our Disclosure Committee. Our Disclosure Committee consists of our Chief Legal & Administrative Officer, our Deputy Chief Financial Officer, and other select employees.

Changes in Internal Control Over Financial Reporting

As described above, we acquired Industrious in January 2025 and Pearce in November 2025. As part of our ongoing integration activities, we continue to implement our controls and procedures over Industrious and Pearce to reflect the risks inherent in our acquisition. Throughout the integration process, we monitor these efforts and take corrective action as needed to reinforce the application of our controls and procedures. Other than the foregoing, there have been no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

During the three months ended December 31, 2025, our Chief Financial Officer and Chief Investment Officer, Emma Giamartino, and our Chief Operating Officer and Chief Executive Officer, Advisory Services, Vikram Kohli, each entered into a Rule 10b5-1 Trading Plan (together, the Trading Plans and each a Trading Plan) to sell shares of the company's Class A common stock. The Trading Plans are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

The table below provides certain information regarding the Trading Plans.

Name	Plan Adoption Date	Trade Commencement Date	Maximum Number of Shares that May Be Sold Under the Plan	Plan Expiration Date
Emma Giamartino	10/27/2025	February 26, 2026	18,223	November 18, 2026
Vikram Kohli	11/24/2025	April 27, 2026	4,000	November 27, 2026

Trading under the Trading Plans may commence no sooner than as indicated in the table above and will end on the earlier of the applicable date set forth above and the date on which all the shares in the applicable Trading Plan are sold. The Trading Plans were adopted during an authorized trading period and when Ms. Giamartino and Mr. Kohli were not in possession of material non-public information. The transactions under the Trading Plans will be disclosed publicly through Form 144 and Form 4 filings with the Securities and Exchange Commission.

Prior to her adoption of the aforementioned Trading Plan, on October 24, 2025, Ms. Giamartino terminated a previously adopted Rule 10b5-1 Trading Plan (the Terminated Trading Plan) in order to increase the number of shares of the company's Class A common stock available to her for sale in connection with her relocation to New York City. The Terminated Trading Plan, which was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), was adopted on August 13, 2025 and provided for the sale of up to 9,223 shares of the company's Class A common stock. The Terminated Trading Plan was originally scheduled to terminate on the earlier of August 28, 2026 and the date on which all the shares under the plan were sold. The adoption of the Terminated Trading Plan, and its subsequent termination, each occurred during an authorized trading period and when Ms. Giamartino was not in possession of material non-public information. As of the date of termination, Ms. Giamartino had not sold any shares under the Terminated Trading Plan.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information under the headings "Elect Directors," "Corporate Governance," "Executive Management" and "Stock Ownership" in the definitive proxy statement for our 2026 Annual Meeting of Stockholders is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

We are filing the certifications by the Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act as exhibits to this Annual Report.

Item 11. Executive Compensation.

The information contained under the headings "Corporate Governance," "Compensation Discussion and Analysis" and "Executive Compensation" in the definitive proxy statement for our 2026 Annual Meeting of Stockholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information contained under the heading "Stock Ownership" in the definitive proxy statement for our 2026 Annual Meeting of Stockholders is incorporated herein by reference.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2025. All outstanding awards relate to our Class A common stock.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders [1]	6,054,204	$ —	8,486,435
Equity compensation plans not approved by security holders	—	—	—
Total	6,054,204	$ —	8,486,435

[1] Consists of restricted stock units (RSUs) issued under our 2019 Equity Incentive Plan (the 2019 Plan).

In addition:

- The figures in the foregoing table include:

  ° 3,565,182 RSUs that are performance vesting in nature, with the figures in the table reflecting the maximum number of RSUs that may be issued if all performance-based targets are satisfied and

  ° 2,489,022 RSUs that are time vesting in nature.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information contained under the headings "Elect Directors," "Corporate Governance" and "Related-Party Transactions" in the definitive proxy statement for our 2026 Annual Meeting of Stockholders is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information contained under the heading "Audit and Other Fees" in the definitive proxy statement for our 2026 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules.**

1. *Financial Statements*

   See Index to Consolidated Financial Statements and Financial Statement Schedules located on page 51 of this report.

2. *Financial Statement Schedules*

   See Schedule II located on page 122 of this report.

3. *Exhibits*

   See Exhibit Index located on page 123 of this report.

Item 16.   **Form 10-K Summary.**

Not applicable.

CBRE GROUP, INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(Dollars in millions)

	Allowance for Doubtful Accounts
Balance, December 31, 2022	$ 92
Additions: Charges to expense	34
Deductions: Write-offs, payments and other	24
Balance, December 31, 2023	102
Additions: Charges to expense	26
Deductions: Write-offs, payments and other	27
Balance, December 31, 2024	101
Additions: Charges to expense	73
Deductions: Write-offs, payments and other	49
Balance, December 31, 2025	$ 125

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File No.	Exhibit	Filing Date	
2.1	Acquisition Agreement, dated as of July 26, 2021, among Turner & Townsend Partners LLP, CBRE Titan Acquisition Co. Limited, CBRE Group, Inc.	8-K	001-32205	2.1	07/29/2021	
2.2	Amended and Restated Variation Agreement, dated as of November 9, 2021, between Turner & Townsend Partners LLP, CBRE Titan Acquisition Co. Limited, CBRE Group, Inc. and Turner & Townsend Holdings Limited	10-K	001-32205	2.4	03/01/2022	
3.1	Amended and Restated Certificate of Incorporation of CBRE Group, Inc.	8-K	001-32205	3.1	05/23/2018	
3.2	Amended and Restated By-Laws of CBRE Group, Inc.	8-K	001-32205	3.1	03/07/2025	
4.1	Form of Class A common stock certificate of CBRE Group, Inc.	10-Q	001-32205	4.1	08/09/2017	
4.2(a)	Indenture, dated as of March 14, 2013, among CBRE Group, Inc., CBRE Services, Inc., certain subsidiaries of CBRE Services, Inc. and Wells Fargo Bank, National Association, as trustee	10-Q	001-32205	4.4(a)	05/10/2013	
4.2(b)	Fourth Supplemental Indenture, dated as of August 13, 2015, between CBRE Services, Inc., CBRE Group, Inc., certain subsidiaries of CBRE Services, Inc. and Wells Fargo Bank, National Association, as trustee, for the issuance of 4.875% Senior Notes due 2026, including the Form of 4.875% Senior Notes due 2026	8-K	001-32205	4.2	08/13/2015	
4.2(c)	Seventh Supplemental Indenture, dated as of March 18, 2021, among CBRE Group, Inc., CBRE Services, Inc., certain subsidiaries of CBRE Services, Inc. named therein and Wells Fargo Bank, National Association, as trustee, for the issuance of 2.500% Senior Notes due 2031, including the Form of 2.500% Senior Notes due 2031	8-K	001-32205	4.2	03/18/2021	
4.2(d)	Eighth Supplemental Indenture, dated as of June 23, 2023, among CBRE Group, Inc., CBRE Services, Inc. and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee, for the issuance of 5.950% Senior Notes due 2034, including the Form of 5.950% Senior Notes due 2034	8-K	001-32205	4.2	06/23/2023	
4.2(e)	Ninth Supplemental Indenture, dated as of February 23, 2024, among CBRE Group, Inc., CBRE Services, Inc. and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee, for the issuance of 5.500% Senior Notes due 2029, including the Form of 5.500% Senior Notes due 2029	8-K	001-32205	4.2	02/23/2024	
4.2(f)	Tenth Supplemental Indenture, dated as of May 12, 2025 relating to the 4.800% Senior Notes due 2030, among CBRE Group, Inc., CBRE Services, Inc. and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee, including the Form of 4.800% Senior Notes due 2030	8-K	001-32205	4.2	05/12/2025	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File No.	Exhibit	Filing Date	
4.2(g)	Eleventh Supplemental Indenture, dated as of May 12, 2025 relating to the 5.500% Senior Notes due 2035, among CBRE Group, Inc., CBRE Services, Inc. and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee, including the Form of 5.500% Senior Notes due 2035	8-K	001-32205	4.3	05/12/2025	
4.2(h)	Twelfth Supplemental Indenture, dated as of November 13, 2025, among CBRE Group, Inc., CBRE Services, Inc. and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee, including the Form of 4.900% Senior Notes due 2033.	8-K	001-32205	4.2	11/13/2025	
4.3	Description of Securities	10-K	001-32205	4.3	03/02/2020	
10.1	Executive Directors Service Agreement, dated as of April 8, 2008, between Vincent Clancy and Turner & Townsend plc+	10-K	001-32205	10.23	02/14/2025	
10.2	Variation of Employment Agreement, dated as of July 26, 2021, between Vincent Clancy and Turner & Townsend Limited+	10-K	001-32205	10.24	02/14/2025	
10.3	Restrictive Covenant Undertaking, dated as of July 26, 2021, between Vincent Clancy and CBRE Titan Acquisition Co. Limited +	10-K	001-32205	10.25	02/14/2025	
10.4	Form of Grant Notice and Restricted Stock Unit Agreement for the Amended and Restated CBRE Group. Inc. 2019 Equity Incentive Plan (Time Vesting RSU) +					X
10.5	Form of Grant Notice and Restricted Stock Unit Agreement for the Amended and Restated CBRE Group. Inc. 2019 Equity Incentive Plan (Core EPS Performance Vesting RSU) +					X
10.6	Form of Grant Notice and Restricted Stock Unit Agreement for the Amended and Restated CBRE Group. Inc. 2019 Equity Incentive Plan (Relative TSR Performance Vesting RSU) +					X
10.7	Form of Grant Notice and Restricted Stock Unit Agreement for the CBRE Group, Inc. 2019 Equity Incentive Plan (Non-Employee Director)+	10-Q	001-32205	10.2	10/23/2025	
10.8	Vikram Kohli Retention Agreement +	8-K	001-32205	10.4	05/23/2025	
10.9	5-Year Revolving Credit Agreement, dated as of June 24, 2025, among CBRE Group, Inc., CBRE Services, Inc., the lenders party thereto, the issuing banks party thereto and Wells Fargo Bank, National Association, as administrative agent and swingline lender.	8-K	001-32205	10.1	06/24/2025	
10.10	Guaranty Agreement, dated as of June 24, 2025, among CBRE Group, Inc., CBRE Services, Inc. and Wells Fargo Bank, National Association, as administrative agent, relating to the 5-Year Revolving Credit Agreement.	8-K	001-32205	10.2	06/24/2025	

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	SEC File No.	Exhibit	Filing Date	
10.11	Amendment No. 1 dated as of September 17, 2025 to 5-Year Revolving Credit Agreement, dated as of June 24, 2025, among CBRE Group, Inc., CBRE Services, Inc., the lenders party thereto, the issuing banks party thereto and Wells Fargo Bank, National Association, as administrative agent and swingline lender.	10-Q	001-32205	10.1	10/23/2025	
10.12	364-Day Revolving Credit Agreement, dated as of June 24, 2025, among CBRE Group, Inc., CBRE Services, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.	8-K	001-32205	10.3	06/24/2025	
10.13	Guaranty Agreement, dated as of June 24, 2025, among CBRE Group, Inc., CBRE Services, Inc. and Wells Fargo Bank, National Association, as administrative agent, relating to the 364-Day Revolving Credit Agreement.	8-K	001-32205	10.4	06/24/2025	
10.14	Credit Agreement, dated as of July 10, 2023, among CBRE Group, Inc., CBRE Services, Inc., Relam Amsterdam Holdings B.V., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent	8-K	001-32205	10.1	07/10/2023	
10.15	Guarantee Agreement, dated as of July 10, 2023, among Relam Amsterdam Holdings B.V., CBRE Services, Inc., CBRE Group, Inc. and Wells Fargo Bank, National Association, as administrative agent	8-K	001-32205	10.2	07/10/2023	
10.16	Amendment No. 1, dated as of March 13, 2025, to Credit Agreement, dated as of July 10, 2023, among CBRE Group, Inc., CBRE Services, Inc., Relam Amsterdam Holdings B.V., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.	8-K	001-32205	10.1	03/14/2025	
10.17	Amendment No. 2 and Incremental Assumption Agreement, dated as of March 14, 2025, to Credit Agreement, dated as of July 10, 2023, among CBRE Group, Inc., CBRE Services, Inc., Relam Amsterdam Holdings B.V., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.	8-K	001-32205	10.2	03/14/2025	
10.18	Amendment No. 3, dated as of June 24, 2025, among CBRE Group, Inc., CBRE Services, Inc., Relam Amsterdam Holdings B.V., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, to the Credit Agreement, dated as of July 10, 2023.	8-K	001-32205	10.5	06/24/2025	
10.19	CBRE Group, Inc. Executive Bonus Plan +	8-K	001-32205	10.1	03/08/2021	
10.20	Form of Indemnification Agreement for Directors and Officers +	8-K	001-32205	10.1	12/08/2009	
10.21	Form of Indemnification Agreement for Directors and Officers +	10-Q	001-32205	10.3	05/10/2016	
10.22	CBRE Group, Inc. Amended and Restated 2019 Equity Incentive Plan +	S-8	333-26594	99.1	05/27/2022	
10.23	CBRE Deferred Compensation Plan, effective January 1, 2019 +	10-K	001-32205	10.22	03/01/2019	
10.24	CBRE Adoption Agreement +	10-K	001-32205	10.15	02/20/2024	

		Incorporated by Reference				
Exhibit No.	**Exhibit Description**	**Form**	**SEC File No.**	**Exhibit**	**Filing Date**	**Filed Herewith**
10.25	CBRE Group, Inc. Amended and Restated Change in Control and Severance Plan for Senior Management, including form of Designation Letter +	10-Q	001-32205	10.1	10/29/2020	
10.26	Form of Restricted Covenants Agreement +	10-K	001-32205	10.33	03/01/2018	
10.27	Letter Agreement, dated as of July 28, 2021, by and between CBRE, Inc. and Emma Giamartino +	10-Q	001-32205	10.3	07/30/2021	
10.28	Form of Restrictive Covenants Agreement +	10-Q	001-32205	10.4	07/30/2021	
10.29	Letter Agreement, dated as of January 13, 2025, by and between CBRE, Inc. and Jamie Hodari+					X
10.30	Restrictive Covenant Agreement, dated as of January 13, 2025, by and between CBRE, Inc. and Jamie Hodari+					X
19	CBRE Group, Inc. Securities Compliance Policy	10-K	001-32205	19	02/14/2025	
21	Subsidiaries of CBRE Group, Inc.					X
22.1	Subsidiary Issuers and Guarantors of CBRE Group, Inc.'s Registered Debt					X
23.1	Consent of Independent Registered Public Accounting Firm					X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002					X
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002					X
97	CBRE Group, Inc. Amended and Restated Policy Regarding Recoupment of Certain Executive Compensation	10-K	001-32205	97	02/20/2024	
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

+   Denotes a management contract or compensatory arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBRE GROUP, INC.
Registrant

Date: February 12, 2026

/s/ ROBERT E. SULENTIC

Robert E. Sulentic
Chair of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRANDON B. BOZE **Brandon B. Boze**	Director	February 12, 2026
/s/ VINCENT CLANCY **Vincent Clancy**	Director	February 12, 2026
/s/ BETH F. COBERT **Beth F. Cobert**	Director	February 12, 2026
/s/ EMMA E. GIAMARTINO **Emma E. Giamartino**	Chief Financial Officer and Chief Investment Officer (Principal Financial Officer)	February 12, 2026
/s/ REGINALD H. GILYARD **Reginald H. Gilyard**	Director	February 12, 2026
/s/ SHIRA D. GOODMAN **Shira D. Goodman**	Director	February 12, 2026
/s/ ANDREW S. HORN **Andrew S. Horn**	Deputy Chief Financial Officer (Principal Accounting Officer)	February 12, 2026
/s/ GERARDO I. LOPEZ **Gerardo I. Lopez**	Director	February 12, 2026
/s/ GUY A. METCALFE **Guy A. Metcalfe**	Director	February 12, 2026
/s/ GUNJAN SONI **Gunjan Soni**	Director	February 12, 2026
/s/ ROBERT E. SULENTIC **Robert E. Sulentic**	Chair of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 12, 2026
/s/ SANJIV YAJNIK **Sanjiv Yajnik**	Director	February 12, 2026

(2) RECONCILIATION OF CERTAIN NON-GAAP FINANCIAL MEASURES

A reconciliation of net income and diluted income per share attributable to CBRE Group, Inc. computed in accordance with U.S. GAAP to net income and diluted income per share attributable to CBRE Group, Inc. stockholders, as adjusted (as used in our CEO message at the beginning of this Annual Report, "core earnings") is set forth below (dollars in millions, except share and per share data):

	Year Ended December 31,	
	2025	2024
Net income attributable to CBRE Group, Inc.	$ 1,157	$ 968
Adjustments:		
Non-cash amortization expense related to intangible assets attributable to acquisitions	226	199
Interest expense related to indirect tax audits and settlements	4	16
Write-off of financing costs on extinguished debt	2	—
Impact of adjustments on non-controlling interest	—	(18)
Integration and other costs related to acquisitions	303	93
Carried interest incentive compensation expense to align with the timing of associated revenue	10	8
Charges related to indirect tax audits and settlements	(1)	76
Net results related to the wind-down of certain businesses	74	—
Impact of fair value non-cash adjustments related to unconsolidated equity investments	2	9
Business and finance transformation	101	—
Non-cash pension buy-out settlement loss	147	—
Costs associated with efficiency and cost-reduction initiatives	—	259
Costs incurred related to legal entity restructuring	—	2
Net fair value adjustments on strategic non-core investments	(1)	117
Provision associated with Telford's fire safety remediation efforts	132	33
Tax impact of adjusted items and strategic non-core investments	(236)	(191)
Core Adjusted Net Income	$ 1,920	$ 1,571
Core EPS	$ 6.38	$ 5.10
Weighted-average shares outstanding for diluted income per share	300,751,541	308,033,612

A reconciliation of Cash flow to Free cash flow is shown below (dollars in millions):

	Year Ended December 31,	
	2025	2024
Cash flow provided by operations	$ 1,559	$ 1,708
Add: Gain on disposition of real estate sales	459	142
Less: Capital expenditures	(366)	(307)
Free cash flow[1]	$ 1,652	$ 1,543

---

[1]   We have adjusted the definition of free cash flow to include the gain on sale of real estate assets to reflect the net impact on the company's cash flows related to real estate investment and development activities.

Core EBITDA is calculated as follows (dollars in millions):

	Year Ended December 31,		
	2025	**2024**	**2021**
Net income attributable to CBRE Group, Inc.	$ 1,157	$ 968	$ 1,837
Net income attributable to non-controlling interests	120	68	5
Net income	1,277	1,036	1,842
Adjustments:			
Depreciation and amortization	729	674	526
Interest expense, net of interest income	216	215	50
Write-off of financing costs on extinguished debt	2	—	—
Provision for income taxes	317	182	567
Integration and other costs related to acquisitions	303	93	45
Carried interest incentive compensation expense to align with the timing of associated revenue	10	8	50
Charges related to indirect tax audits and settlements	(1)	76	—
Net results related to the wind-down of certain businesses	74	—	—
Impact of fair value non-cash adjustments related to unconsolidated equity investments	2	9	—
Business and finance transformation	101	—	—
Non-cash pension buy-out settlement loss	147	—	—
Costs associated with efficiency and cost-reduction initiatives	—	259	—
Costs incurred related to legal entity restructuring	—	2	—
Net fair value adjustments on strategic non-core investments	(1)	117	(54)
Provision associated with Telford's fire safety remediation efforts	132	33	—
Net gain on deconsolidation upon merger of the SPAC with and into Altus Power, net of associated costs	—	—	(156)
Impact of fair value adjustments to real estate assets acquired in the Telford Acquisition (purchase accounting) that were sold in period	—	—	(6)
Core EBITDA	$ 3,308	$ 2,704	$ 2,864

Net leverage is calculated as follows (dollars in millions):

	As of December 31,	
	2025	**2024**
Total Debt	$ 5,977	$ 3,635
Less: Cash and cash equivalents	1,864	1,114
Net debt[1]	$ 4,113	$ 2,521
Divided by: Trailing twelve-month Core EBITDA	3,308	2,704
Net leverage ratio	1.24x	0.93x

[1]   Net debt is calculated as total debt (excluding non-recourse debt) less cash and cash equivalents.

(3) SAFE HARBOR

This shareholder letter contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the economic outlook, the company's future growth momentum, operations, and business outlook. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance in future periods to be materially different from any future results or performance suggested in forward-looking statements in this shareholder letter. Any forward-looking statements speak only as of the date of this shareholder letter and, except to the extent required by applicable securities laws, the company expressly disclaims any obligation to update or revise any of them to reflect actual results, any changes in expectations or any change in events. If the company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

Factors that could cause results to differ materially include, but are not limited to: disruptions in general economic, political and regulatory conditions and significant public health events, particularly in geographies or industry sectors where our business may be concentrated; volatility or adverse developments in the securities, capital or credit markets, interest rate increases and conditions affecting the value of real estate assets, inside and outside the United States; poor performance of real estate investments or other conditions that negatively impact clients' willingness to make real estate or long-term contractual commitments; cost and availability of capital for investment in real estate; foreign currency fluctuations and changes in currency restrictions, trade sanctions and import/export and transfer pricing rules; our ability to compete globally, or in specific geographic markets or business segments that are material to us; our ability to identify, acquire and integrate accretive businesses; costs and potential future capital requirements relating to businesses we may acquire; integration challenges arising out of companies we may acquire; increases in unemployment and general slowdowns in economic or commercial activity; trends in pricing and risk assumption for commercial real estate services; the effect of significant changes in supply/demand and capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance; client actions to restrain project spending and reduce outsourced staffing levels; our ability to further diversify our revenue model to offset cyclical economic trends in the commercial real estate industry; our ability to attract new user and investor clients; our ability to retain major clients and renew related contracts; our ability to leverage our global services platform to maximize and sustain long-term cash flow; our ability to continue investing in our platform and client service offerings; our ability to maintain expense discipline; the emergence of disruptive business models and technologies; negative publicity or harm to our brand and reputation; the failure by third parties to comply with service level agreements or regulatory or legal requirements; the ability of our investment management business to maintain and grow assets under management and achieve desired investment returns for our investors, and any potential related litigation, liabilities or reputational harm possible if we fail to do so; our ability to manage fluctuations in net earnings and cash flow, which could result from poor performance in our investment programs, including our participation as a principal in real estate investments; the ability of our indirect wholly-owned subsidiary, CBRE Capital Markets, Inc., to periodically amend, or replace, on satisfactory terms, the agreements for its warehouse lines of credit; declines in lending activity of U.S. Government Sponsored Enterprises, regulatory oversight of such activity and our loan servicing revenue from the commercial real estate mortgage market; changes in U.S. and international law and regulatory environments (including relating to anti-corruption, anti-money laundering, trade sanctions, tariffs, currency controls and other trade control laws), particularly in Asia, Africa, Russia, Eastern Europe and the Middle East, due to the level of political instability in those regions; litigation and its financial and reputational risks to us; our exposure to liabilities in connection with real estate advisory and property management activities and our ability to procure sufficient insurance coverage on acceptable terms; our ability to retain, attract and incentivize key personnel; our ability to manage organizational challenges associated with our size; liabilities under guarantees, or for construction defects, that we incur in our development services business; our leverage under our debt instruments as well as the limited restrictions therein on our ability to incur additional debt, and the potential increased borrowing costs to us from a credit-ratings downgrade; our and our employees' ability to execute on, and adapt to, information technology strategies and trends; cybersecurity threats or other threats to our information technology networks, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; our ability to comply with laws and regulations related to our global operations, including real estate licensure, tax, labor and employment laws and regulations, fire and safety building requirements and regulations, as well as data privacy and protection regulations, sustainability matters, and the anti-corruption laws and trade sanctions of the U.S. and other countries; changes in applicable tax or accounting requirements; any inability for us to implement and maintain effective internal controls over financial reporting; the effect of implementation of new accounting rules and standards or the impairment of our goodwill and intangible assets; and the performance of our equity investments in companies we do not control.

Additional information concerning factors that may influence the company's financial information is discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures About Market Risk" and "Cautionary Note on Forward-Looking Statements" in our Annual Report, as well as in the company's press releases and other periodic filings with the Securities and Exchange Commission. Such filings are available publicly and may be obtained on the company's website at www.cbre.com or upon written request from CBRE's Investor Relations Department at investorrelations@cbre.com.

BOARD OF DIRECTORS

	Name	Principal Occupation
	Brandon B. Boze	Managing Principal of Bridges Capital LLC
	Vincent Clancy	Board Chair and Chief Executive Officer of Turner & Townsend
	Beth F. Cobert	President, Affiliates and Strategic Partnerships of Strada Education Foundation
	Reginald H. Gilyard	Senior Advisor to The Boston Consulting Group
	Shira D. Goodman	Executive Coach
	Gerardo I. Lopez	Former CEO & President at AMC Entertainment Holdings and at Extended Stay America Hotels
	Guy A. Metcalfe	Former Managing Director and Global Chairman of Real Estate at Morgan Stanley
	Gunjan Soni	Country Managing Director of YouTube India
	Robert E. Sulentic Board Chair	Chair, President, and Chief Executive Officer of CBRE
	Sanjiv Yajnik Lead Independent Director	President of Capital One Financial Services

EXECUTIVE MANAGEMENT

	Name	Title
	Chad J. Doellinger	Chief Legal & Administrative Officer and Corporate Secretary
	Emma E. Giamartino	Chief Financial Officer and Chief Investment Officer
	Andrew R. Glanzman	Chief Executive Officer, Real Estate Investments
	Jamie Hodari	Chief Executive Officer, Building Operations & Experience and Chief Commercial Officer
	Vikram Kohli	Chief Operating Officer and Chief Executive Officer, Advisory Services
	Robert E. Sulentic	Chair, President, and Chief Executive Officer

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